2006 Annual Report to Stockholders





NETSCOUT®

Letter to Stockholders

Notice of 2006
Annual Meeting and
Proxy Statement

2006 Annual Report
on Form 10-K



2006 Letter to Stockholders

Dear Fellow Stockholders, Employees, Customers, and Friends,

Fiscal year 2006 was a watershed for NetScout as we demonstrated the success of the growth strategy we introduced in 2005. Led by a 24 percent increase in product revenues, our total revenues expanded at a strong 15 percent rate. Beyond revenue growth, our primary focus was on improving operating profitability. We reached our target of an 8 percent operating margin in our third quarter, ahead of expectations, and our fiscal year 2007 earnings per share was 18 cents, up 100 percent from 2005. Confidence in our growth strategy permitted us to raise our long-term business model operating margin targets and set earnings per share growth targets for the next two years.

Growth was driven by several factors. We are experiencing increasing recognition in our market of the importance of sophisticated tools to address emerging IT application management challenges, including convergence of data, voice, and video applications over virtualized networks and the initial implementations of Service-Oriented Architectures. As a result, we saw a flurry of acquisitions in our industry last year, an indicator of the heightened interest with which significant players are regarding our market. Increased awareness by our industry's larger participants, we believe, will be a positive factor in our partnering efforts going forward.

We have already begun to see returns on prior year investments in our new product releases, specifically our acquisitions of Nextpoint and Quantiva. In 2006, we integrated the Quantiva technology into our *nGenius* product family, providing automated analysis and fault management, and dramatically reducing mean time to repair for IT operations. Our investment has enabled us to drive a higher rate of new product introductions. Together, these elements are propelling market acceptance of NetScout's vision of managing application flows across the enterprise infrastructure from both the network and application flow vantage points. We also continue to see strength in the wireless carrier market, where our products are used to monitor delivery of IP-based, revenue-generating applications in the carriers' quest to deliver profitable, high quality services to customers.

In 2006 we announced our Application Fabric Performance Management architecture, or AFPM, a strategic architecture that extends our market-leading *nGenius* Performance Management System, including our new *nGenius* Analytics solution. We recently began shipping AFPM products. AFPM is designed to address complex application environments in both enterprise and carrier markets. NetScout is uniquely positioned to drive innovation like this in the industry with our *nGenius* System, based on real time traffic sensors that continuously monitor application traffic across multi-vendor infrastructures.

In summary, fiscal year 2006 was one in which we demonstrated the potential of our technology, products, and market position. We are optimistic about future growth and creation of shareholder value. The foresight and clarity of the vision that has enabled us to stay the course during years of more modest growth and profitability is now being demonstrated in our performance and movement of the marketplace toward our solution. We look forward to fiscal year 2007--and beyond--with great anticipation.

We would like to thank our employees, customers, partners, and investors for their continued support and we look ahead to sharing our future successes with all of you in the coming fiscal year.

Sincerely,

Anil K. Singhal
President and Chief Executive Officer

Narendra V. Popat
Chairman of the Board


NETSCOUT®

Notice of 2006 Annual Meeting
and
Proxy Statement



July 28, 2006

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of NetScout Systems, Inc. to be held at 10:00 a.m. on Wednesday, September 13, 2006, at Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts.

At this Annual Meeting, you will be asked to elect two directors to three-year terms and to ratify the selection of PricewaterhouseCoopers LLP, independent registered public accounting firm, as auditors for the fiscal year ending March 31, 2007.

Details regarding the matters to be acted upon at this meeting appear in the accompanying Proxy Statement. Please give this material your careful attention.

If you are a stockholder of record, please complete, sign, and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope whether or not you plan to attend the meeting. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by telephone—please refer to your enclosed vote instruction form for instructions. It is important that your shares be voted whether or not you attend the meeting in person. If you attend the meeting, you may vote in person even if you have previously returned your vote in accordance with the foregoing. Your prompt cooperation will be greatly appreciated.

Very truly yours,

ANIL K. SINGHAL
President and Chief Executive Officer

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held September 13, 2006

To the Stockholders of NetScout Systems, Inc.:

The Annual Meeting of Stockholders of NetScout Systems, Inc., a Delaware corporation, will be held on Wednesday, September 13, 2006, at 10:00 a.m. at Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts, for the following purposes:

1. To elect two Class I directors to serve for three-year terms or until their respective successors are elected and qualified.
2. To ratify the selection of PricewaterhouseCoopers LLP, independent registered public accounting firm, as auditors for the fiscal year ending March 31, 2007.
3. To transact such other business as may properly come before the meeting or any adjournment thereof.

Only stockholders of record at the close of business on July 20, 2006 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to complete and return the enclose proxy card as soon as possible so that your shares can be voted at the Annual Meeting in accordance with your instructions on the completed proxy card. If you attend the meeting, you may vote in person even if you have previously returned your vote in accordance with the foregoing.

By Order of the Board of Directors,

ANIL K. SINGHAL
President and Chief Executive Officer

Westford, Massachusetts
July 28, 2006

WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, AND DATE THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY CARD IS MAILED IN THE UNITED STATES. IF YOUR SHARES ARE HELD IN A BANK OR BROKERAGE ACCOUNT, YOU MAY BE ELIGIBLE TO VOTE ELECTRONICALLY OR BY TELEPHONE—PLEASE REFER TO YOUR ENCLOSED VOTE INSTRUCTION FORM FOR INSTRUCTIONS.

NETSCOUT SYSTEMS, INC.
310 Littleton Road
Westford, MA 01886

PROXY STATEMENT

July 28, 2006

General

Proxies enclosed with this Proxy Statement are solicited by the Board of Directors of NetScout Systems, Inc., a Delaware corporation ("Corporation"), for use at the Annual Meeting of Stockholders to be held on Wednesday, September 13, 2006, at 10:00 a.m. at Sullivan & Worcester LLP, One Post Office Square, Boston, Massachusetts, or at any adjournment thereof ("Meeting"). An Annual Report to Stockholders containing financial statements for the fiscal year ended March 31, 2006 is being mailed together with this Proxy Statement to all stockholders entitled to vote at the Meeting. This Proxy Statement and the form of proxy were first mailed to stockholders on or about July 28, 2006.

The purpose of the Meeting is to elect two Class I directors to the Corporation's Board of Directors and to ratify the selection of PricewaterhouseCoopers LLP, independent registered public accounting firm, as auditors for the fiscal year ending March 31, 2007.

Record Date and Voting Securities

Only stockholders of record at the close of business on July 20, 2006 ("Record Date") will be entitled to receive notice of and to vote at the Meeting. As of that date, 31,668,779 shares of common stock of the Corporation were issued and outstanding. The holders of common stock are entitled to one vote per share on any proposal presented at the Meeting. Whether or not they plan to attend the Meeting, stockholders may vote by completing, signing, and dating the accompanying proxy card and returning it in the enclosed postage-prepaid envelope. If a stockholder's shares are held in a bank or brokerage account, such stockholder may be eligible to vote electronically or by telephone—such stockholder should refer to the enclosed form for instructions. If a stockholder attends the Meeting, such stockholder may vote in person even if such stockholder has previously returned his or her vote in accordance with the foregoing.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Secretary of the Corporation, before the taking of the vote at the Meeting, a written notice of revocation bearing a later date than the proxy submitted previously; (ii) completing a later-dated proxy, including a proxy completed electronically or by telephone, relating to the same shares and delivering it to the Secretary of the Corporation before the taking of the vote at the Meeting; or (iii) attending the Meeting and voting in person (although attendance at the Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, Attention: Secretary, at or before the taking of the vote at the Meeting.

Quorum and Voting

The representation in person or by proxy of at least a majority of the outstanding shares of common stock entitled to vote at the Meeting is necessary to constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions, and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the Meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal but does not vote on another proposal because, in respect of such other proposal, the nominee does not have discretionary voting power and has not received instructions from the beneficial owner.

In the election of directors, the nominees receiving the highest number of affirmative votes of the shares present or represented and entitled to vote at the Meeting shall be elected as directors. On all other matters being submitted to stockholders, an affirmative vote of a majority of the shares present or represented and voting on each such matter is required for approval. An automated system administered by the Corporation's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately. Abstentions are included in the number of shares present or represented and voting on each matter and, therefore, with respect to votes on specific proposals, will have the effect of negative votes. Broker "non-votes" are not so included.

The persons named as attorneys-in-fact in the proxies, Anil K. Singhal, Narendra V. Popat and David P. Sommers, were selected by the Board of Directors and are officers of the Corporation. All properly executed proxies returned in time to be counted at the Meeting will be voted. Where a choice has been specified on the proxy with respect to the foregoing matters, the shares represented by the proxy will be voted in accordance with the specifications. If no such specifications are indicated, such proxies will be voted FOR the nominees to the Board of Directors and FOR ratifying the selection of PricewaterhouseCoopers LLP, independent registered public accounting firm, as auditors for the fiscal year ending March 31, 2007.

The Board of Directors knows of no other matters to be presented at the Meeting. If any other matter should be presented at the Meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as attorneys-in-fact in the proxies.

PROPOSAL 1

ELECTION OF DIRECTORS

Nominees

As of the Record Date, the size of the Board of Directors was fixed at eight members. The Corporation's by-laws and its certificate of incorporation divide the Board of Directors into three classes. The members of each class of directors serve for staggered three-year terms. Messrs. DeMarines, Mullarkey, and Schiciano are the Class I directors whose terms expire at this Annual Meeting of Stockholders, and Messrs. DeMarines are Mullarkey are nominees for re-election as directors of the Corporation. Mr. Schiciano has notified the Corporation that he will not stand for re-election at the Annual Meeting of Stockholders. The Board of Directors is also composed of (i) three Class II directors (Messrs. Singhal, Egan, and McGuigan), whose terms expire upon the election and qualification of directors at the Annual Meeting of Stockholders to be held in 2007, and (ii) two Class III directors (Messrs. Popat and Hadzima), whose terms expire upon the election and qualification of directors at the Annual Meeting of Stockholders to be held in 2008.

The Board of Directors has nominated and recommended that Messrs. DeMarines and Mullarkey, who are currently members of the Board of Directors, be re-elected as Class I directors, to hold office until the Annual Meeting of Stockholders to be held in the year 2009 or until their successors have been duly elected and qualified or until their earlier resignation or removal. The Board of Directors knows of no reason why the nominees would be unable or unwilling to serve, but if any of the Class I nominees should for any reason be unable or unwilling to serve, the proxies will be voted for the election of such other person for the office of director as the Board of Directors may recommend in the place of such nominee. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE NOMINEES LISTED BELOW

The following table sets forth the nominees to be elected at the Meeting and, for each director in office as of the Record Date whose term of office will extend beyond the Meeting, the year such nominee or director was first elected a director, the positions currently held by the nominee and each director with the Corporation, the year each nominee's or director's term will expire and the class of director of each nominee and each director:

Nominee or Director's Name and Year First Became Director	Position(s) with the Corporation	Year Term Will Expire	Class
Nominees:			
Victor A. DeMarines (2004)	Director	2006	I
Vincent J. Mullarkey (2000)	Director	2006	I
Continuing Directors:			
Anil K. Singhal (1984)	President, Chief Executive Officer, Treasurer, and Director	2007	II
John R. Egan (2000)	Director	2007	II
Stuart M. McGuigan (2005)	Director	2007	II
Narendra V. Popat (1984)	Chairman of the Board and Secretary	2008	III
Joseph G. Hadzima, Jr. (1998)	Director	2008	III

PROPOSAL 2

RATIFICATION OF SELECTION OF AUDITORS

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP, independent registered public accounting firm, to serve as auditors for the fiscal year ending March 31, 2007. PricewaterhouseCoopers LLP has served as the Corporation's accountants since 1993. It is expected that a member of PricewaterhouseCoopers LLP will be present at the Meeting with an opportunity to make a statement if so desired and will be available to respond to appropriate questions from the Corporation's stockholders. The ratification of this selection is not required under the laws of the State of Delaware, where the Corporation is incorporated, but the results of this vote will be considered by the Audit Committee of the Board of Directors in selecting auditors for future fiscal years.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THIS SELECTION OF AUDITORS

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the director nominees to be elected at the Meeting, the directors and the executive officers of the Corporation, their ages, and the positions currently held by each such person with the Corporation.

Name	Age	Position(s)
Anil K. Singhal	52	President, Chief Executive Officer, Treasurer and Director
Narendra V. Popat	57	Chairman of the Board and Secretary
David P. Sommers	59	Senior Vice President, General Operations and Chief Financial Officer
Michael Szabados	54	Senior Vice President, Product Operations
John W. Downing	48	Vice President, Worldwide Sales Operations
Jeffrey R. Wakely	42	Vice President, Finance and Chief Accounting Officer
Victor A. DeMarines	69	Director
John R. Egan	48	Director
Joseph G. Hadzima, Jr.	54	Director
Stuart M. McGuigan	48	Director
Vincent J. Mullarkey	58	Director
Kenneth T. Schiciano	43	Director

Anil K. Singhal co-founded the Corporation in June 1984 and has served as the Corporation's President, Chief Executive Officer, Treasurer, and Director since January 2001. Prior to this, Mr. Singhal had served as Chairman of the Board, Chief Executive Officer, and Treasurer from July 1993 to December 2000. Mr. Singhal has served as a director of the Corporation since its inception.

Narendra V. Popat co-founded the Corporation in June 1984 and has served as the Corporation's Chairman of the Board and Secretary since January 2001. Prior to this, Mr. Popat had served as President, Chief Operating Officer, and Secretary from July 1993 to December 2000. Mr. Popat has served as a director of the Corporation since its inception.

David P. Sommers has served as the Corporation's Senior Vice President, General Operations and Chief Financial Officer since January 2001. Prior to this, Mr. Sommers served as the Corporation's Vice President and Chief Financial Officer from April 2000 to December 2000.

Michael Szabados has served as the Corporation's Senior Vice President, Product Operations since January 2001. Mr. Szabados joined the Corporation in August 1997 and served as Vice President, Marketing from August 1997 to December 2000.

John W. Downing has served as the Corporation's Vice President, Worldwide Sales Operations since September 2000, when he joined the Corporation.

Jeffrey R. Wakely has served as the Corporation's Vice President, Finance and Chief Accounting Officer since October 2005. From February 2002 to October 2005, he was Chief Financial Officer at SiteScape, Inc., a provider of collaboration software solutions. Prior to this, he was the Vice President of Finance at Enermetrix, Inc., a provider of energy technology services.

Victor A. DeMarines has been a director of the Corporation since June 2004. From 1962 until his retirement in 2000, Mr. DeMarines was the President and Chief Executive Officer of MITRE Corporation, a not-for-profit organization that manages Federally Funded Research and Development Centers for the Department of Defense, Federal Aviation Administration, and Internal Revenue Service. Mr. DeMarines continues to serve as a member of the Board of Trustees and of the Executive Committee and as Chairman of the Technology Committee of MITRE Corporation. Since 2002, he has been a member of the Board of Directors and the Stock Option Committee and the Chairman of the Audit Committee of Verint Systems Inc., a publicly-held provider of systems for security applications and enterprise business intelligence. Since May 2006, he has also been a member of the Board of Directors of GVI Security Solutions, Inc., a publicly-held provider of video surveillance and security solutions to the professional, homeland security, retail and business-to-business security markets.

John R. Egan has been a director of the Corporation since October 2000. Mr. Egan is a founding managing partner of Egan-Managed Capital, a Boston-based venture capital fund specializing in New England, information technology, and early-stage investments, which began in the fall of 1996. Since 1992, he has been a member of the Board of Directors at EMC Corporation, a publicly-held provider of computer storage systems and software.

Joseph G. Hadzima, Jr. has been a director of the Corporation since July 1998. Mr. Hadzima has been a Managing Director of Main Street Partners, LLC, a venture capital investing and technology commercialization company, since April 1998. Mr. Hadzima is also a Senior Lecturer at MIT Sloan School of Management.

Stuart M. McGuigan has been a director of the Corporation since August 2005. Since 2004, Mr. McGuigan has served as Senior Vice President and Chief Information Officer for Liberty Mutual Insurance Group. Prior to this, Mr. McGuigan served as Senior Vice President, Information Services for Medco Health/Merck Medco Managed Care L.L.C. from 2002 to 2004, and as Senior Vice President, Information Strategy and Development from 1999 to 2002.

Vincent J. Mullarkey has been a director of the Corporation since November 2000. Since May 2005, he has been a member of the Board of Directors and the Chairman of the Audit Committee of webMethods. Mr. Mullarkey was the Senior Vice President, Finance and Chief Financial Officer of Digital Equipment Corporation from 1994 until his retirement in September 1998. Since leaving Digital Equipment Corporation, Mr. Mullarkey has also been involved with several companies in the real estate industry.

Kenneth T. Schiciano has been a director of the Corporation since January 1999. Mr. Schiciano has been a Managing Director of TA Associates, Inc., a venture capital firm, since December 1999. Mr. Schiciano has notified the Corporation that he will not stand for re-election at the Annual Meeting of Stockholders.

There are no family relationships among any of the Corporation's executive officers and directors.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Corporation's common stock as of the Record Date by (i) each beneficial owner of more than 5% of the Corporation's common stock, (ii) each executive officer named in the Summary Compensation Table, (iii) each director, and (iv) all executive officers and directors as a group.

Unless otherwise noted, the address of each person listed on the table is c/o NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, and each person has sole voting and investment power over the shares shown as beneficially owned, except to the extent authority is shared by spouses under applicable law or as unless otherwise noted below.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC"). Shares of common stock issuable by the Corporation to a person or entity named below pursuant to options which may be exercised within 60 days of the Record Date or restricted stock units which may vest within 60 days of the Record Date are deemed to be beneficially owned and outstanding for purposes of calculating the number of shares and the percentage beneficially owned by that person or entity. However, these shares are not deemed to be beneficially owned and outstanding for purposes of computing the percentage beneficially owned by any other person or entity.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
Anil K. Singhal(1)	2,932,779	9.3%
Narendra V. Popat(2)	2,321,732	7.4%
David P. Sommers(3)	334,000	1.0%
Michael Szabados(4)	234,438	*
John W. Downing(5)	169,750	*
Victor A. DeMarines(6)	25,535	*
John R. Egan(7)	55,535	*
Joseph G. Hadzima, Jr.(8)	194,907	*
Kenneth T. Schiciano(9)	78,813	*
Vincent J. Mullarkey(10)	75,535	*
Stuart McGuigan(11)	6,894	*
TA Entities(12) c/o TA Associates, Inc. 125 High Street Boston, MA 02110	4,427,015	14.0%
Brown Capital Management, Inc.(13) 1201 N. Calvert Street Baltimore, MD 21202	3,131,912	9.9%
Jyoti Popat(14)	2,007,479	6.4%
Wasatch Advisors, Inc.(15) 150 Social Hall Avenue Salt Lake City, UT 84111	1,942,234	6.2%
All executive officers and directors as a group (12 persons)(16)	7,429,918	22.8%

* Less than 1% of the outstanding common stock.

(1) Includes an aggregate of 457,233 shares held in trust for the benefit of Mr. Singhal's children; Mr. Singhal is one of two trustees of each such trust. Includes 340,000 shares held by a family limited partnership, of which Mr. Singhal and his spouse are the general partners, and trusts for the benefit of their children are the limited partners. Does not include 1,190,972 shares held by a trust of which Mr. Singhal's spouse is deemed to be the beneficial owner and 1,000,000 shares held in a grantor retained annuity trust for the benefit of Mr. Singhal's spouse.

(2) Includes an aggregate of 333,717 shares held in trust for the benefit of Mr. Popat's children; Mr. Popat is one of two trustees of each such trust. Includes 340,000 shares held by a family limited partnership, of which Mr. Popat and his spouse are the general partners, and trusts for the benefit of their children are the

limited partners. Includes 149,480 shares held by the Hope Foundation USA—Investment Trust; Mr. Popat and his spouse are trustees of such trust. Does not include an aggregate of 136,056 shares held in trust for the benefit of Mr. Popat's children; Mr. Popat's spouse is one of two trustees of each such trust. Does not include 130,000 shares held by the Popat Family Trust. Does not include 1,381,943 shares held by a trust of which Mr. Popat's spouse is deemed to be the beneficial owner and 1,000,000 shares held in a grantor retained annuity trust for the benefit of Mr. Popat's spouse.

(3) Includes 325,000 shares issuable upon the exercise of options exercisable within 60 days of July 20, 2006.

(4) Includes 227,038 shares issuable upon the exercise of options exercisable within 60 days of July 20, 2006. Includes 1,900 shares owned by Mr. Szabados' daughters. Mr. Szabados disclaims beneficial ownership of the shares held by his daughters.

(5) Includes 153,750 shares issuable upon the exercise of options exercisable within 60 days of July 20, 2006.

(6) Includes 20,000 shares issuable upon the exercise of options exercisable within 60 days of July 20, 2006 and 5,535 shares issuable upon the vesting of restricted stock units within 60 days of July 20, 2006.

(7) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days of July 20, 2006 and 5,535 shares issuable upon the vesting of restricted stock units within 60 days of July 20, 2006.

(8) Includes 110,000 shares issuable upon the exercise of options exercisable within 60 days of July 20, 2006 and 5,535 shares issuable upon the vesting of restricted stock units within 60 days of July 20, 2006. The shares deemed to be beneficially owned by Mr. Hadzima do not include an aggregate of 41,328 shares held in trust for the benefit of Mr. Hadzima's children.

(9) Includes 14,311 shares of TA Investors LLC and 3,354 shares of High Street Partners L.P. beneficially owned by Mr. Schiciano. Includes 5,613 shares held directly by Mr. Schiciano, 50,000 shares issuable upon the exercise of options exercisable within 60 days of July 20, 2006 and 5,535 shares issuable upon the vesting of restricted stock units within 60 days of July 20, 2006. Mr. Schiciano is a Managing Director of TA Associates, Inc. Mr. Schiciano disclaims beneficial ownership of the shares held by the TA Entities, except to the extent of his pecuniary interest therein.

(10) Includes 50,000 shares issuable upon the exercise of options exercisable within 60 days of July 20, 2006 and 5,535 shares issuable upon the vesting of restricted stock units within 60 days of July 20, 2006.

(11) Includes 1,359 shares issuable upon the exercise of options exercisable within 60 days of July 20, 2006 and 5,535 shares issuable upon the vesting of restricted stock units within 60 days of July 20, 2006.

(12) Includes 3,343,002 shares held by TA/Advent VIII L.P.; 874,313 shares held by Advent Atlantic & Pacific III L.P.; 88,596 shares held by TA Executives Fund LLC; and 93,259 shares held by TA Investors LLC. TA/Advent VIII L.P., Advent Atlantic & Pacific III L.P., TA Executives Fund LLC and TA Investors LLC are part of an affiliated group of investment partnerships referred to, collectively, as the "TA Entities." The general partner of TA/Advent VIII L.P. is TA Associates VIII LLC. The general partner of Advent Atlantic & Pacific III L.P. is TA Associates AAP III Partners L.P. TA Associates, Inc. is the general partner of TA Associates AAP III Partners L.P. and is the sole manager of TA Associates VIII LLC, TA Executives Fund LLC and TA Investors LLC. In such capacity, TA Associates, Inc., through an executive committee, exercises sole voting and investment power with respect to all shares held of record by the named investment partnerships; individually, no stockholder, director or officer of TA Associates, Inc. is deemed to have or share such voting or investment power. Also includes 1,008 shares held directly by TA Associates, Inc. and 26,837 shares held by High Street Partners L.P., a general partnership whose individual general partners have voting and investment power over the shares beneficially owned by such general partner.

(13) Based solely on a Schedule 13G/A filed with the SEC on February 6, 2006.

(14) Includes 340,000 shares held by a family limited partnership, of which Mrs. Popat and her spouse are the general partners, and trusts for the benefit of their children are the limited partners. Includes 136,056 shares held in trust for the benefit of Mrs. Popat's children; Mrs. Popat is a trustee of each such trust. Includes 149,480 shares held by the Hope Foundation USA—Investment Trust; Mrs. Popat and her spouse are trustees of such trust. Does not include an aggregate of 1,000,000 shares held in a grantor retained annuity trust for the benefit of Mrs. Popat. Does not include 130,000 shares held by the Popat Family Trust. Does not include 1,498,535 shares held by a trust of which Mrs. Popat's spouse is deemed the beneficial owner. Does not include an aggregate of 333,717 shares held in trust for the benefit of Mrs. Popat's children; Mrs. Popat's spouse a trustee of each such trust.

(15) Based solely on a Schedule 13G filed with the SEC on February 14, 2006.

(16) Includes an aggregate of 971,935 shares issuable upon exercise of options exercisable within 60 days of July 20, 2006 and an aggregate of 33,210 shares issuable upon the vesting of restricted stock units within 60 days of July 20, 2006.

CORPORATE GOVERNANCE

Independence of Members of the Board of Directors

The Board of Directors has determined that each of Messrs. DeMarines, Egan, Hadzima, McGuigan, Mullarkey, and Schiciano is independent within the meaning of the Corporation's director independence standards and the director independence standards of The NASDAQ Stock Market, Inc. ("NASDAQ"). Furthermore, the Board of Directors has determined that each member of the Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee of the Board of Directors is independent within the meaning of the Corporation's, NASDAQ's, and the SEC's independence standards, as applicable.

Executive Sessions of Independent Directors

Executive sessions of the independent members of the Board of Directors are held following each regularly scheduled in-person meeting of the Board of Directors. Executive sessions do not include any directors who are not independent within the meaning of the Corporation's and NASDAQ's director independence standards, and the Lead Independent Director, currently Mr. Egan, is responsible for chairing the executive sessions.

Policies Governing Director Nominations

Director Qualifications

The Nominating and Corporate Governance Committee is responsible for reviewing with the Board of Directors from time to time the appropriate qualities, skills, and characteristics desired of Board members in the context of the needs of the business and current make-up of the Board of Directors. This assessment includes consideration of the following minimum qualifications that the Nominating and Corporate Governance Committee believes must be met by all directors:

- Directors must be individuals of the highest ethical character and integrity and share the values of the Corporation as reflected in the Corporation's Code of Business Conduct;
- Directors must have reputations, both personal and professional, consistent with the image and reputation of the Corporation;
- Directors must be free of conflicts of interest that would interfere with the proper performance of the responsibilities of a director;
- Directors must have the ability to exercise sound business judgment;
- Directors must be willing and able to devote sufficient time to the affairs of the Corporation and be diligent in fulfilling the responsibilities of a director and/or committee member, as the case may be;
- Directors must have substantial business or professional experience and expertise and be able to offer meaningful and practical advice and guidance to the Corporation's management based on that experience and expertise; and
- Directors must have a commitment to enhancing stockholder value.

The Nominating and Corporate Governance Committee also considers numerous other qualities, skills, and characteristics when evaluating director nominees, such as:

- An understanding of and experience in the network performance management solutions market, the market for networking solutions generally and related accounting, legal, finance, product, sales and/or marketing matters;
- Experience on other public or private company boards, unless a director otherwise provides complementary capabilities or qualifies as an "audit committee financial expert" under the rules of the Securities and Exchange Commission; and
- Leadership experience with public companies or other major organizations.

Board members are expected to prepare for, attend, and participate in Board meetings and meetings of committees on which they serve. In addition, directors must stay abreast of the Corporation's business and markets.

Process for Identifying and Evaluating Director Nominees

The Board of Directors is responsible for nominating persons for election as directors of the Corporation. The Board of Directors delegates the selection and nomination process to the Nominating and Corporate Governance Committee, with the expectation that other members of the Board of Directors, and of management, will be requested to take part in the process as appropriate.

Generally, the Nominating and Corporate Governance Committee identifies candidates for director nominees in consultation with management, through the use of search firms or other advisers, through the recommendations submitted by stockholders, or through such other methods as the Nominating and Corporate Governance Committee deems to be helpful to identify candidates. Once candidates have been identified, the Nominating and Corporate Governance Committee confirms that the candidates meet all of the minimum qualifications for director nominees established by the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee may gather information about the candidates through interviews, questionnaires, background checks, or any other means that the Nominating and Corporate Governance Committee deems to be helpful in the evaluation process. The Nominating and Corporate Governance Committee then meets as a group to discuss and evaluate the qualities and skills of each candidate in light of the criteria set forth above or established by the Nominating and Corporate Governance Committee from time to time, both on an individual basis and taking into account the overall composition and needs of the Board of Directors. Based on the results of the evaluation process, the Nominating and Corporate Governance Committee recommends candidates for the Board's approval as director nominees for election to the Board of Directors. The Nominating and Corporate Governance Committee also recommends candidates for the Board's appointment to the committees of the Board of Directors.

Procedures for Recommendation of Director Nominees by Stockholders

The Nominating and Corporate Governance Committee will consider director candidates who are recommended by stockholders of the Corporation. Stockholders, in submitting recommendations for director candidates to the Nominating and Corporate Governance Committee, shall adhere to the following procedures:

The Nominating and Corporate Governance Committee must receive any such recommendation for nomination not later than the close of business on the 120th day nor earlier than the close of business on the 150th day prior to the first anniversary of the date of the proxy statement delivered to stockholders in connection with the preceding year's Annual Meeting of Stockholders.

Such recommendation for nomination must be in writing and include the following information:

- Name and address of the stockholder making the recommendation, as they appear on the Corporation's books and records, and the name and address of such record holder's beneficial owner;
- Number of shares of capital stock of the Corporation that are owned beneficially and held of record by such stockholder and such beneficial owner;
- Name of the individual recommended for consideration as a director nominee;
- All other information relating to the recommended candidate that would be required to be disclosed in solicitations of proxies for the election of directors or is otherwise required, in each case pursuant to

Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (including the recommended candidate's written consent to being named in the proxy statement as a nominee and to serving as a director if approved by the Board of Directors and elected); and

- A written statement from the stockholder making the recommendation stating why such recommended candidate meets the Corporation's criteria and would be able to fulfill the duties of a director.

Nominations must be sent to the attention of the Director, Investor Relations of the Corporation by one of the three methods listed below:

(1) By U.S. mail (including courier or other expedited delivery service):
NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886
Attn: Director, Investor Relations

(2) By facsimile:
(978) 614-4004
Attn: Director, Investor Relations

(3) By email:
ir@netscout.com

The Director, Investor Relations of the Corporation will promptly forward any such nominations to the Nominating and Corporate Governance Committee. As a requirement to being considered as a director for nomination to the Corporation's Board of Directors, a candidate will need to satisfy the following minimum requirements:

- A candidate must undergo a comprehensive private investigation background check from a qualified company of the Corporation's choosing; and

- A candidate must complete a detailed questionnaire regarding his or her experience, background, and independence.

Once the Nominating and Corporate Governance Committee receives the nomination of a candidate and the candidate has satisfied the minimum requirements above, such candidacy will be evaluated and a recommendation with respect to such candidate will be delivered to the Board of Directors.

Policy Governing Security Holder Communications with the Board of Directors

The Board of Directors provides to every stockholder the ability to communicate with the Board of Directors as a whole and with individual directors through an established process for security holder communication (as that term is defined by the rules of the SEC) as follows:

For communications directed to the Board of Directors as a whole, stockholders may send such communications to the attention of the Chairman of the Board via one of the three methods listed below:

(1) By U.S. mail (including courier or other expedited delivery service):
NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886
Attn: Chairman of the Board, c/o Director, Investor Relations

(2) By facsimile:
(978) 614-4004
Attn: Chairman of the Board, c/o Director, Investor Relations

(3) By email:
ir@netscout.com

For stockholder communications directed to an individual director in his or her capacity as a member of the Board of Directors, stockholders may send such communications to the attention of the individual director via one of the three methods listed below:

(1) By U.S. mail (including courier or other expedited delivery service):
NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886
Attn: [Individual Director], c/o Director, Investor Relations

(2) By facsimile:
(978) 614-4004
Attn: [Individual Director], c/o Director, Investor Relations

(3) By email:
ir@netscout.com

The Corporation will forward any such stockholder communications to the Chairman of the Board, as a representative of the Board of Directors, and/or to the director to whom the communication is addressed, on a periodic basis. The Corporation will forward such communications by certified U.S. mail to an address specified by each director and the Chairman of the Board for such purposes or by secure electronic transmission.

Policy Governing Director Attendance at Annual Meetings of Stockholders

The Corporation's policy is that one of the regularly scheduled in-person meetings of the Board of Directors will be scheduled on the same day as the Corporation's annual meeting of stockholders, and all directors are encouraged to attend the Corporation's annual meeting of stockholders. All but two members of the Board of Directors attended the annual meeting of stockholders held on September 14, 2005.

Code of Ethics

The Corporation has adopted a "code of ethics" as defined by regulations promulgated under the Securities Act of 1933, as amended, and the Exchange Act, which applies to all of the employees, officers, and directors of the Corporation and its subsidiaries, including its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the Code of Business Conduct is available at the Corporate Governance section of the Corporation's website at http://www.netscout.com/investors/. The Corporation intends to disclose amendments to or waivers from provisions of the Code of Business Conduct that apply to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on its website, available at http://www.netscout.com/investors/.

For more corporate governance information, you are invited to access the Corporate Governance section of the Corporation's website, available at http://www.netscout.com/investors/. Contents of the Corporation's website are not part of, or incorporated by reference into, this Proxy Statement.

THE BOARD OF DIRECTORS AND ITS COMMITTEES

Board of Directors

The Board of Directors met six times and took action by written consent one time during the fiscal year ended March 31, 2006. Each of the directors attended at least 75% of the total number of meetings of the Board of Directors and the committees on which they served during fiscal year 2006. The Board of Directors has standing Audit, Compensation, Nominating and Corporate Governance, and Equity Compensation Committees.

Audit Committee

The Audit Committee of the Board of Directors, of which Messrs. DeMarines, Egan, Hadzima, and Mullarkey are currently the only members, is responsible for (1) reviewing and overseeing (i) the financial reports provided by the Corporation to the SEC, the Corporation's stockholders, or to the general public, and (ii) the Corporation's accounting policies, internal accounting controls, internal control over financial reporting, auditing functions, and financial reporting practices; (2) ensuring the independence of the independent auditor and thereby furthering the integrity of the Corporation's financial reporting; and (3) establishing procedures designed to facilitate (i) the receipt, retention, and handling of complaints regarding disclosure controls and procedures, internal control over financial reporting and accounting, internal accounting control or auditing matters, and (ii) the receipt of confidential, anonymous submissions by employees of the Corporation of concerns regarding questionable accounting or auditing matters. A current copy of the Audit Committee Charter is available at the Corporate Governance section of the Corporation's website at *http://www.netscout.com/investors/.* The Audit Committee met eight times during the fiscal year ended March 31, 2006. Mr. Mullarkey serves as the Chairman of the Audit Committee and qualifies as an "audit committee financial expert" under the rules of the SEC. The Board of Directors has determined that each member of the Audit Committee, including Mr. Mullarkey, is independent within the meaning of the Corporation's and NASDAQ's director independence standards and the SEC's heightened director independence standards for audit committee members.

Compensation Committee

The Compensation Committee, of which Messrs. Egan, Hadzima, and McGuigan are currently the only members, is responsible for discharging the responsibilities of the Board of Directors relating to the compensation of the Corporation's executives, administering the Corporation's incentive compensation and stock plans, reviewing and making recommendations with respect to the Corporation's benefit plans and human resource activities, and producing an annual report on executive compensation for inclusion in the Corporation's proxy statement in accordance with applicable rules and regulations. A current copy of the Compensation Committee Charter is available at the Corporate Governance section of the Corporation's website at http://www.netscout.com/investors/. The Compensation Committee met five times and took action by written consent one time during the fiscal year ended March 31, 2006. Mr. Hadzima serves as the Chairman of the Compensation Committee. The Board of Directors has determined that each member of the Compensation Committee is independent within the meaning of the Corporation's and NASDAQ's director independence standards.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Board of Directors, of which Messrs. DeMarines, Egan, and Hadzima are currently the only members, is responsible for identifying individuals qualified to become members of the Board of Directors and recommending to the Board of Directors the director nominees for election and monitoring compliance with and periodically reviewing the Corporation's Code of Business Conduct and Corporate Governance Guidelines. The Nominating and Corporate Governance Committee may also, in its discretion, consider nominees recommended by stockholders of the Corporation. A current copy of the Nominating and Corporate Governance Committee Charter is available at the Corporate Governance section of the Corporation's website at http://www.netscout.com/investors/. The Nominating and Corporate Governance Committee met two times during the fiscal year ended March 31, 2006. Mr. Egan serves as the Chairman of the Nominating and Corporate Governance Committee. The Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is independent within the meaning of the Corporation's and NASDAQ's director independence standards.

Equity Compensation Committee

The Equity Compensation Committee, formerly the Stock Option Committee, of the Board of Directors, of which Mr. Singhal is currently the only member, is responsible for granting stock options and equity awards under the Corporation's equity incentive plans to employees and consultants of the Corporation who are not executive officers or directors of the Corporation and to generally exercise rights similar to those held by the Compensation Committee with respect to those grants. The Equity Compensation Committee operates under guidelines established by the Board of Directors and reports all options granted at each regularly scheduled meeting of the Board of Directors. The Equity Compensation Committee took action by written consent six times during the fiscal year ended March 31, 2006.

Report of Audit Committee of the Board of Directors

This report is submitted by the Audit Committee of the Board of Directors, which reviews with the Corporation's independent registered public accounting firm and management the annual consolidated financial statements and independent auditors' opinion thereon, reviews the results of the integrated audit of the Corporation's annual consolidated financial statements and management's assessment of internal control over financial reporting, evaluates the effectiveness of the independent auditors, recommends the retention of the independent auditors to the Board of Directors and reviews the Corporation's accounting policies, disclosure controls and procedures and internal control over financial reporting. The Audit Committee of the Board of Directors is currently comprised of Messrs. DeMarines, Egan, Hadzima and Mullarkey, and each is independent within the meaning of the Corporation's and NASDAQ's director independence standards. The Audit Committee operates under a written charter adopted by the Board of Directors.

The Audit Committee oversees the Corporation's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the Corporation's financial statements and the financial reporting process, including disclosure controls and procedures and internal control over financial reporting. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited consolidated financial statements included in the Corporation's Annual Report on Form 10-K with management, including a discussion of the quality, not just the acceptability, of the implementation of accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements, and reviewed the Corporation's disclosure controls and procedures and internal control over financial reporting, including management's assessment of the effectiveness of its internal control over financial reporting.

The Audit Committee reviewed the results of the integrated audit with the independent auditors who are responsible for expressing an opinion on the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States of America and on management's assessment of, and the effective operation of, the Corporation's internal control over financial reporting as of March 31, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Audit Committee also reviewed with the independent auditors their judgments as to the quality, not just the acceptability, of the Corporation's selection and implementation of accounting principles and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee also discussed with the independent auditors the auditors' independence from management and the Corporation, including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of any non-audit services with the auditors' independence.

The Audit Committee discussed with the Corporation's management and independent auditors the overall plan for the integrated audit. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their assessment of the Corporation's internal control over financial reporting, and the overall quality of the Corporation's financial reporting. The Audit Committee held eight meetings during fiscal year 2006.

The Audit Committee has reviewed the audited consolidated financial statements of the Corporation at March 31, 2006 and for each of the three fiscal years then ended with both management and PricewaterhouseCoopers LLP, the Corporation's independent registered public accounting firm. The Audit Committee has also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, as amended by Statement on Auditing Standards No. 90 (Communications with Audit Committees), as currently in effect. The Audit Committee has received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as currently in effect, and has discussed with PricewaterhouseCoopers LLP that firm's independence. Based on its review of the Corporation's consolidated financial statements and these discussions, the Audit Committee concluded that it would be reasonable to recommend, and on that basis did recommend, to the Board of Directors that the audited consolidated financial statements be included in the Corporation's Annual Report on Form 10-K for the fiscal year ended March 31, 2006.

Respectfully submitted by the Audit Committee

Vincent J. Mullarkey, Chairman
Victor A. DeMarines
John R. Egan
Joseph G. Hadzima, Jr.

COMPENSATION AND OTHER INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS

Executive Compensation Summary

The following summary compensation table sets forth the total compensation paid or accrued for the fiscal years ended March 31, 2006, 2005 and 2004 to (i) the Chief Executive Officer of the Corporation during the fiscal year ended March 31, 2006 and (ii) each of the four other most highly compensated executive officers of the Corporation during the fiscal year ended March 31, 2006. The Chief Executive Officer and the four other most highly compensated executive officers of the Corporation listed below are collectively referred to below as the "Named Executive Officers."

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary($)	Bonus($)	Restricted Stock Unit Awards($)	Long-Term Compensation Securities Underlying Options (#)	All Other Compensation ($)
Anil K. Singhal	2006	250,000	260,000	—	—	37,689
President, Chief Executive	2005	250,000	112,750	—	—	34,690
Officer, Director and Treasurer	2004	250,000	—	—	—	35,294
Narendra V. Popat	2006	250,000	260,000	—	—	31,660
Chairman of the Board and	2005	250,000	112,750	—	—	33,543
Secretary	2004	250,000	—	—	—	36,364
David P. Sommers	2006	210,000	128,000	124,994	—	6,058
Senior Vice President,	2005	210,000	57,600	—	—	5,908
General Operations and	2004	210,000	—	—	275,000	6,000
Chief Financial Officer						
Michael Szabados	2006	210,000	128,000	124,994	—	6,058
Senior Vice President,	2005	210,000	65,000	—	—	5,088
Product Operations	2004	210,000	—	—	—	1,696
John W. Downing	2006	334,616	—	124,994	—	5,899
Vice President, Worldwide	2005	320,159	—	—	—	6,366
Sales Operations	2004	293,968	—	—	145,000	5,959

The information presented for Mr. Downing under the "Salary ($)" column consists of (i) a Base Salary of $157,500, $158,846 and $177,885 and (ii) a Sales Commission of $177,116, $161,313 and $116,083 for the years ended March 31, 2006, 2005 and 2004, respectively.

All Other Compensation for Mr. Singhal was comprised of the following categories: contributions to a defined contribution plan of $6,010, $5,909 and $6,000 for the years ended March 31, 2006, 2005 and 2004, respectively; tax consulting reimbursement of $23,543, $19,700 and $19,138 for the years ended March 31, 2006, 2005 and 2004, respectively; and other miscellaneous taxable benefits of $8,136, $9,081 and $10,156 for the years ended March 31, 2006, 2005 and 2004, respectively.

All Other Compensation for Mr. Popat was comprised of the following categories: contributions to a defined contribution plan of $6,011, $5,862 and $6,000 for the years ended March 31, 2006, 2005 and 2004, respectively; tax consulting reimbursement of $23,557, $19,700 and $19,138 for the years ended March 31, 2006, 2005 and 2004, respectively; and other miscellaneous taxable benefits of $8,092, $7,981 and $11,226 for the years ended March 31, 2006, 2005 and 2004, respectively.

All Other Compensation for the other Named Executive Officers consisted solely of contributions to a defined contribution plan.

Option Grants in Last Fiscal Year

The Corporation did not make any option grants during the fiscal year ended March 31, 2006 to any of its Named Executive Officers pursuant to the Corporation's 1999 Stock Option and Incentive Plan.

Restricted Stock Unit Grants in Last Fiscal Year

In January 2006, the Corporation granted to each of Messrs. Sommers, Szabados, and Downing a restricted stock unit grant representing 19,025 units of the Corporation's common stock. These restricted stock units vest over four years and are valued based upon the closing market price of the Corporation's common stock at the date of grant.

Year-End Option Table

The following table sets forth information regarding exercisable and unexercisable stock options held as of March 31, 2006 by each of the Named Executive Officers. The value realized upon exercise of stock options is calculated by determining the difference between the exercise price per share and the fair market value on the date of exercise. The value of unexercised in-the-money options has been calculated by multiplying the number of shares underlying the option by the difference between the exercise price per share payable upon exercise of such options and the fair market value at March 31, 2006 of $9.10 per share. As previously disclosed in a Current Report on Form 8-K, in May 2005, the Company approved the acceleration of vesting of all stock options issued on or before December 31, 2004 that become exercisable on or after April 1, 2006, so that all of such options became fully exercisable on March 31, 2006.

Aggregated Option Exercises in Fiscal Year 2006 and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-the-Money Options at Fiscal Year-End ($)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Anil K. Singhal	—	—	—	—	—	—
Narendra V. Popat	—	—	—	—	—	—
David P. Sommers	—	—	325,000	—	1,534,000	—
Michael Szabados	10,000	34,394	238,038	—	742,560	—
John W. Downing	—	—	185,000	—	788,600	—

Stock Plans

1990 Stock Option Plan. The 1990 Stock Option Plan was adopted by the Board of Directors and approved by the stockholders on October 4, 1990. In general, options granted pursuant to the 1990 Stock Option Plan are exercisable within ten years of the original grant date and become exercisable over a period of four years from a specific date; an additional 25% of unexercisable options shall become exercisable immediately prior to the closing of a merger, acquisition, business combination or similar transaction which results in the Corporation's existing stockholders owning less than 50% of the Corporation's equity securities or assets. Options are not assignable or transferable except by will or the laws of descent or distribution. The Corporation has a right of repurchase for shares issued upon the exercise of options under certain circumstances, including unauthorized transfers of shares and termination of the optionee's relationship with the Corporation in certain situations. As of the Record Date, options to purchase an aggregate of 338,220 shares of common stock at a weighted average exercise price of $3.83 per share were outstanding under the 1990 Stock Option Plan. No additional option grants will be made under the 1990 Stock Option Plan.

1999 Stock Option and Incentive Plan. The Corporation's 1999 Stock Option and Incentive Plan, as amended (the "1999 Stock Option Plan"), was adopted by the Board of Directors in April 1999 and was approved by the Corporation's stockholders in June 1999. The 1999 Stock Option Plan provides for the grant of stock-based awards to the Corporation's employees, officers and directors, consultants or advisors. Under the 1999 Stock Option Plan, the Corporation may grant options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), options not intended to qualify as incentive stock options, restricted stock and other stock-based awards. Incentive stock options may be granted only to employees of the Corporation. A total of 4,500,000 shares of common stock were originally reserved for issuance under the 1999 Stock Option Plan. In September 2001, at the annual meeting of stockholders, an additional 5,000,000 shares were approved, for a total of 9,500,000 shares reserved for issuance under the 1999 Stock Option Plan. The maximum number of shares with respect to which awards may be granted to any employee under the 1999 Stock Option Plan shall not exceed 1,000,000 shares of common stock during any calendar year.

The 1999 Stock Option Plan is administered by the Compensation Committee. Subject to the provisions of the 1999 Stock Option Plan, the Compensation Committee has the authority to select the persons to whom awards are granted and to determine the terms of each award, including the number of shares of common stock subject to the award. Payment of the exercise price of an award may be made in cash or, if approved by the Compensation Committee, shares of common stock, a combination of cash and stock, a promissory note or by any other method approved by the Compensation Committee. Unless otherwise permitted by the Compensation Committee, awards are not assignable or transferable except by will or the laws of descent and distribution and, during the participant's lifetime, may be exercised only by the participant.

The 1999 Stock Option Plan provides, subject to certain conditions, that upon an acquisition of the Corporation, 25% of each unvested portion of any awards will accelerate and become exercisable, with the remaining 75% of each unvested portion to continue vesting throughout the term of such awards.

The Compensation Committee may, in its sole discretion, amend, modify or terminate any award granted or made under the 1999 Stock Option Plan, so long as such amendment, modification or termination would not materially and adversely affect the participant. The Compensation Committee may also provide that any option shall become immediately exercisable, in full or in part, or that any restricted stock granted under the 1999 Stock Option Plan shall be free of some or all restrictions.

As of the Record Date, options to purchase an aggregate of 4,191,420 shares of common stock at an average exercise price of $6.24 per share were outstanding under the 1999 Stock Option Plan and the Corporation had granted restricted stock units representing 154,345 shares of common stock.

1999 Employee Stock Purchase Plan, as amended. The 1999 Employee Stock Purchase Plan, as amended (the "1999 Purchase Plan") was adopted by the Board of Directors in April 1999 and was approved by our stockholders in June 1999. The plan was amended by the Board of Directors on January 17, 2001, July 18, 2001 and April 29, 2003. A total of 500,000 shares of common stock were originally reserved for issuance under the 1999 Purchase Plan. In September 2003, at the Annual Meeting of Stockholders, an additional 750,000 shares were approved, for a total of 1,250,000 shares reserved for issuance under the 1999 Purchase Plan. The Board of Directors suspended the 1999 Purchase Plan as of October 31, 2005.

NextPoint Networks, Inc. Stock Incentive Plans. Upon the consummation of the Corporation's acquisition of NextPoint Networks, Inc. ("NextPoint"), the Corporation assumed NextPoint's 1997 Stock Incentive Plan and 2000 Stock Incentive Plan (collectively, the "NextPoint Plans") and all outstanding options which had been issued pursuant to each plan. Options to purchase shares of NextPoint common stock were converted into options to purchase shares of the Corporation's common stock. In general, options granted pursuant to the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan are not transferable or assignable except by will or the laws of descent and distribution. The 1997 Stock Incentive Plan provided that all outstanding options become immediately exercisable upon the consummation of the NextPoint acquisition. However, certain NextPoint option holders executed an agreement providing that (i) only 50% of such option holder's options would become exercisable immediately following the acquisition and (ii) the remainder of the unexercisable options would become exercisable in equal quarterly amounts over the two years following the acquisition. Under the 2000 Stock Incentive Plan, options generally become exercisable over a four-year period from a specific date. As of the Record Date, options to purchase an aggregate of 65,019 shares of the Corporation's common stock at a weighted average exercise price of $3.23 were outstanding under the 1997 Stock Incentive Plan and options to purchase an aggregate of 6,936 shares of the Corporation's common stock at a weighted average exercise price of $8.83 were outstanding under the 2000 Stock Incentive Plan. No additional option grants will be made under the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan.

The following table sets forth securities authorized for issuance under the Corporation's stock option plans:

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Plan category			
Equity compensation plans approved by security holders	4,189,844	$6.08	4,833,710
Equity compensation plans not approved by security holders	—	—	—
Total	4,189,844	$6.08	4,833,710

401(k) Plan

The Corporation maintains a 401(k) plan qualified under Section 401 of the Code. All of the Corporation's employees who are at least 21 years of age and work at least 20 hours per week are eligible to participate in the 401(k) plan. Under the 401(k) plan, a participant may contribute a maximum of 15% of his or her pre-tax salary, commissions and bonuses through payroll deductions, up to the statutorily prescribed annual limit, which was $14,000 (or $18,000 for individuals at least 50 years of age) in calendar year 2005, to the 401(k) plan. The percentage elected by more highly compensated participants may be required to be lower. At the discretion of the Board of Directors, the Corporation may make matching contributions to the 401(k) plan. During the plan year ended December 31, 2005, the Corporation matched $0.50 for each $1.00 of employee contributions up to 6% of compensation. The Corporation's contributions vest at a rate of 25% per year of service. In addition, at the discretion of the Board of Directors, the Corporation may make profit-sharing contributions to the 401(k) plan for all eligible employees. During the plan year ended December 31, 2005, the Corporation made no profit-sharing contributions to the 401(k) plan.

Employment Agreements

Anil K. Singhal and Narendra V. Popat entered into employment agreements with the Corporation on June 1, 1994, which were amended on January 14, 1999 and on August 5, 2004. Under the terms of these employment agreements as in effect prior to August 2004, each of Messrs. Singhal and Popat receive an annual base salary of at least $250,000 and a year-end non-discretionary bonus of at least $250,000. For the fiscal year ended March 31, 2004, no year-end bonus was paid to either Messrs. Singhal or Popat, as both individuals agreed to waive any right or entitlement to the year-end bonuses. In August 2004, each of Mr. Singhal and Mr. Popat amended his employment agreement with the Corporation to make any bonus payable discretionary based on performance and other objectives. For fiscal year 2006, Mr. Singhal and Mr. Popat received a year-end bonus of $260,000 and $260,000, respectively. In the event that either Messrs. Singhal or Popat is terminated without cause, or either decides to terminate his own employment for "good reason," each is entitled to receive severance benefits for three years as follows:

- for the first twelve months following termination, the greater of $175,000 or base salary as of the date of termination; and
- for each of the next two twelve-month periods, an amount equal to 120% of the amount received in the immediately preceding twelve months.

"Good reason" includes a change in executive responsibilities or a reduction in salary or benefits. Severance benefits will be discontinued if the executive secures alternative employment that is comparable as to position and pay. During any period in which Messrs. Singhal or Popat is entitled to receive severance benefits, he shall also continue to receive all other benefits under the employment agreements, including life insurance, medical insurance and reimbursement for company car expenses. Each of Messrs. Singhal and Popat are also entitled to reimbursement of job placement expenses of up to $25,000 plus related travel expenses. If either Messrs. Singhal or Popat is terminated with cause, he will not be entitled to any severance payments or other benefits except as required by law. Each employment agreement provides for a five-year term commencing June 1, 1994, with automatic one-year renewals.

Transactions with Management and Others

All future transactions, if any, with our executive officers, directors and affiliates will be on terms no less favorable to us than could be obtained from unrelated third parties and will be approved by a majority of the Board of Directors and by a majority of the disinterested members of the Board of Directors.

Report of Compensation Committee of the Board of Directors

This report is submitted by the Compensation Committee of the Board of Directors, which administered the Corporation's executive compensation program during the fiscal year ended March 31, 2006. The Compensation Committee of the Board of Directors is currently comprised of Messrs. Egan, Hadzima, and McGuigan. The Board of Directors has determined that each member of the Compensation Committee is independent within the meaning of the Corporation, SEC, and NASDAQ's director independence standards. The Compensation Committee met five times and took action by written consent one time during the fiscal year ended March 31, 2006.

Compensation Committee Charter. A current copy of the Compensation Committee Charter is available at the Corporate Governance section of the Corporation's website at http://www.netscout.com/investors/. Under the charter, the Compensation Committee's duties include discharging the Board's responsibilities relating to the compensation of the Corporation's executives, administering the Corporation's incentive compensation and equity plans, reviewing and making recommendations with respect to the Corporation's benefit plans and human resource activities and producing an annual report on executive compensation for inclusion in the Corporation's proxy statement in accordance with applicable rules and regulations. The Compensation Committee has established a regular schedule of review of each of its major areas of responsibility as set forth in the charter.

Overview and Philosophy. The Corporation uses its compensation program to achieve the following objectives:

- To provide compensation that attracts, motivates, and retains the best talent and highest caliber people to serve the Corporation's customers and achieve its strategic objectives.
- To align management's interest with the success of the Corporation, including by linking compensation and performance, based on the attainment of both company goals and individual goals.

- To align management's interest with stockholders by including long-term equity incentives.
- To increase profitability of the Corporation and, accordingly, increase stockholder value.

Compensation under the executive compensation program is comprised of cash compensation in the form of base salary and, in the case of certain executive officers, annual incentive bonuses and long-term incentive awards in the form of stock option grants and other forms of equity incentive grants, such as restricted stock units. The Committee reviews the total mix and weighting of compensation, such as short-term versus long-term compensation and cash versus equity compensation, in light of the Corporation's overall compensation goals. For example, equity incentives are designed primarily to align management's interests with that of stockholders over the longer term and are also examined, as discussed more fully below, with respect to their long-term motivational effect in light of the value of previous awards of equity incentives. Also as discussed more fully below, compensation for the Vice President of Sales is structured differently than other executive officers. In addition, the compensation program is comprised of various benefits, including medical and insurance plans, the Corporation's 401(k) Plan, and the 1999 Stock Option Plan, which plans are generally available to all employees of the Corporation. The Compensation Committee has reviewed tally sheets for each executive officer in connection with awarding bonuses for fiscal year 2006 and setting overall compensation for fiscal year 2007 and will review tally sheets at least annually in the future.

Base Salary. Base salary levels for each of the Corporation's executive officers, including the Chief Executive Officer, are generally set within the range of salaries that the Compensation Committee believes are paid to executive officers with comparable qualifications, experience and responsibilities at similar companies. The Compensation Committee intends to set compensation, generally, above the average salary level within that peer group range. In setting compensation levels within that peer group range, the Compensation Committee takes into account (i) the Corporation's past financial performance and future expectations, (ii) individual performance and experience and (iii) past overall compensation levels. The Compensation Committee does not assign relative weights or rankings to these factors, but instead makes a determination based upon the consideration of all of these factors as well as the progress made with respect to the Corporation's long-term goals and strategies. Generally, salary decisions for the Corporation's executive officers are made near the beginning of each fiscal year.

Fiscal year 2006 base salaries were determined by the Compensation Committee after considering the base salary level of the executive officers in prior years and taking into account for each executive officer the amount of base salary as a component of total compensation. Base salary is reviewed annually and adjusted as deemed necessary by the Compensation Committee in determining total compensation to each executive officer. Base salary levels for each of the Corporation's executive officers, other than the Chief Executive Officer and Chairman of the Board, are also based upon evaluations and recommendations made by the Chief Executive Officer. Pursuant to their respective employment agreements with the Corporation, Anil K. Singhal, the Corporation's Chief Executive Officer, and Narendra V. Popat, the Corporation's Chairman of the Board, each receive an annual base salary of at least $250,000.

Incentive Compensation. The Compensation Committee determined the amount of incentive compensation paid to each of the executive officers based upon consideration of a number of factors that it deemed relevant to the executive officer's performance in fiscal year 2006. These factors included the Corporation's financial performance and certain non-financial performance factors deemed relevant to the job function of each of the executive officers including non-financial individual goal achievement, experience, and responsibility.

Individual goals are set at the beginning of each fiscal year. Compared to other executive officers' compensation, compensation for the Vice President of Sales is weighted more heavily toward incentive compensation related to achievement of sales targets. Except for the Vice President of Sales, incentive compensation is not awarded to executive officers unless the Corporation achieves certain minimum financial goals. Incentive compensation awards for each of the Corporation's executive officers, other than the Chief Executive Officer and Chairman of the Board, are also based upon evaluations and recommendations made by the Chief Executive Officer.

Stock-Based Awards. The Compensation Committee periodically reviews the Corporation's guidelines for stock based awards in comparison to the practices of similar companies, as noted above in the discussion about the peer group comparison. The Compensation Committee believes that long-term incentive compensation in the form of restricted stock units, stock options, or other forms of stock-based awards helps to align the interests of management and stockholders and enables executives to develop long-term stock ownership in the Corporation. In addition to an executive's past performance, the Corporation's desire to retain an individual is of paramount importance in the determination of stock-based grants. The Corporation has traditionally used stock options as the most common form of stock-based awards granted under the 1999 Stock Option Plan. However, due to new accounting pronouncements applicable to stock-based awards, the Corporation has begun to use and expects to continue to use restricted stock and restricted stock unit awards as the most common form of stock-based awards granted under the 1999 Stock Option Plan.

The Compensation Committee believes that the Corporation's equity incentive program should be broad based. Accordingly, during the past three fiscal years, approximately 80% of the total number of all stock options granted by the Corporation were granted to employees below the Vice President level, and approximately 20% were granted to employees at the level of Vice President and above (a group including an average of 13 individuals). One hundred percent of current employees hold one or more equity grants. The Corporation's equity incentive program is a key element of the Corporation's compensation program, and the compensation program's goal of attracting and retaining highly qualified individuals essential for the Corporation's success. The Compensation Committee believes that these stock-based awards will help drive superior performance by these individuals, will contribute significantly to the Corporation's future, and will align the interests of employees and stockholders.

Equity Awards for Non-Executive Employees and Consultants. For administrative convenience the Board of Directors has established the Equity Compensation Committee, formerly the Stock Option Committee, the sole member of which is currently Anil K. Singhal. The Equity Compensation Committee is responsible for granting stock-based awards to employees and consultants of the Corporation who are not executive officers or directors of the Corporation. The Equity Compensation Committee operates under guidelines established by the Board of Directors based upon recommendations of the Compensation Committee and reports all equity awards granted at each regularly scheduled meeting of the Board of Directors.

Executive Officer Stock-Based Awards. When establishing stock-based grant levels for executive officers, the Compensation Committee considers the existing levels of stock ownership, previous grants of stock options and other stock-based awards, vesting schedules of previously granted options and stock-based awards, and the current stock price. The Compensation Committee annually reviews stock-based grants to executive officers and considers the level of outstanding awards as a factor in its determinations with respect to overall compensation for each of the executive officers and the effectiveness of additional awards or other forms of compensation in achieving the Corporation's compensation goals. For additional information regarding the grant of options, see the table under the section heading "Restricted Stock Unit Grants in Last Fiscal Year" above.

Other Benefits. The Corporation also has various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. The Corporation offers a 401(k) plan, which allows employees to invest in a wide array of funds on a pre-tax basis. The Corporation also maintains insurance and other benefit plans for its employees.

Chief Executive Officer's Compensation. In fiscal year 2006, the Corporation's Chief Executive Officer, Anil K. Singhal, received salary compensation of $250,000 and a bonus of $260,000.

Tax Deductibility of Executive Compensation. In general, under Section 162(m) of the Code, the Corporation cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The Compensation Committee has considered the limitations on deductions imposed by Section 162(m) of the Code, and it is the Compensation Committee's present intention, for so long as it is consistent with its overall compensation objective, to structure executive compensation to minimize application of the deduction limitations of Section 162(m) of the Code.

Conclusion. The Compensation Committee intends to continue the policy of linking executive compensation to corporate performance, both financial and strategic, with the goal of increasing stockholder value over time.

Respectfully submitted by the Compensation Committee

Joseph G. Hadzima, Jr., Chairman
John R. Egan
Stuart McGuigan

Compensation Committee Interlocks and Insider Participation

Neither Mr. Egan, Mr. McGuigan, nor Mr. Hadzima was, during the past fiscal year, an officer or employee of the Corporation or any of its subsidiaries, was formerly an officer of the Corporation or any of its subsidiaries or had any relationship with the Corporation requiring disclosure herein. During the past fiscal year, none of the Corporation's executive officers served as:

- a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, of whose executive officers served on the Compensation Committee of the Corporation;
- a director of another entity, one of whose executive officers served on the Compensation Committee of the Corporation; or
- a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of another entity, one of whose executive officers served as a director of the Corporation.

Compensation of Directors

Non-employee directors are compensated $12,500 annually for their services and also receive compensation of $1,500 for each regular Board of Directors meeting attended and $4,000 annually for serving on a committee of the Board of Directors. In addition, directors who are chairpersons of a particular committee are given additional annual compensation of $8,000 for the Audit Committee, $4,000 for the Compensation Committee and $4,000 for the Nominating and Corporate Governance Committee. They are also reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the Board of Directors or of any committee thereof and for attendance at approved director education programs. Non-employee directors are granted annually equity-based awards in the form of restricted stock units representing $30,000 of NetScout common stock. In addition, upon the annual vesting of these restricted stock units the non-employee directors receive $20,000 to defray the corresponding tax liability. These restricted stock unit awards vest in one year provided that during such year, such director attends at least 75% of the meetings of the Board and at least 75% of the meetings of any committee of the Board of which such director is a member. In the event that the foregoing attendance requirements are not met, the restricted stock units will not become exercisable until the third anniversary of the date of grant.

Stock Performance Graph

The Stock Performance Graph set forth below compares the yearly change in the cumulative total stockholder return on the Corporation's common stock during the five year period from March 31, 2001 through March 31, 2006, with the cumulative total return of the Nasdaq Global Market Index (formerly the Nasdaq National Market Index) ("Nasdaq National Market Index") and the S&P Communications Equipment Index. The comparison assumes $100 was invested on March 31, 2001 in the Corporation's common stock or in the Nasdaq National Market Index and the S&P Communications Equipment Index and assumes reinvestment of dividends, if any.

The stock price performance shown on the graph below is not necessarily indicative of future price performance. Information used in the graph was obtained from Research Data Group, Inc., a source believed to be reliable, but the Corporation is not responsible for any errors or omissions in such information.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG NETSCOUT SYSTEMS, INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE S & P COMMUNICATIONS EQUIPMENT INDEX


DOLLARS
200
180
160
140
120
100
80
60
40
20
0
3/01
3/02
3/03
3/04
3/05
3/06
NETSCOUT SYSTEMS, INC.
NASDAQ STOCK MARKET (U.S.)
S & P COMMUNICATIONS EQUIPMENT

* $100 invested on 3/31/01 in stock or index-including reinvestment of dividends.
Fiscal year ending March 31.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Corporation's directors, executive officers and holders of more than 10% of the Corporation's common stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of common stock of the Corporation. Such persons are required by regulations of the SEC to furnish the Corporation with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended March 31, 2006 and written representations from certain Reporting Persons, the Corporation believes that all Section 16(a) filing requirements were complied with on a timely basis during the fiscal year ended March 31, 2006.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended for inclusion in the proxy statement to be furnished to all stockholders entitled to vote at the 2007 Annual Meeting of Stockholders of the Corporation must be received at the Corporation's principal executive office no later than the close of business on March 30, 2007. In order to curtail controversy as to the date on which a proposal was received by the Corporation, it is suggested that proponents submit their proposals by Certified Mail, Return Receipt Requested to NetScout Systems, Inc., 310 Littleton Road, Westford, MA 01886, Attention: Secretary.

Under the Corporation's by-laws, stockholders who wish to make a proposal at the 2007 Annual Meeting of Stockholders of the Corporation, other than one that will be included in the Corporation's proxy materials, must notify the Corporation no earlier than the close of business on February 28, 2007 and no later than the close of business on March 30, 2007. If a stockholder who wishes to present a proposal fails to notify the Corporation by the close of business on March 30, 2007, the stockholder will not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of the Corporation's by-laws, the proposal is brought before the annual meeting of stockholders, then under the proxy rules of the SEC, the proxies solicited by management with respect to the next annual meeting of stockholders will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the persons appointed as proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules.

AUDITORS FEES AND SERVICES

The following sets forth the aggregate fees billed to the Corporation by the Corporation's independent registered public accounting firm during the fiscal years ended March 31, 2006 and 2005:

Audit Fees

Fees for audit services were approximately $676,000 and $797,000 for the fiscal years ended March 31, 2006 and 2005, respectively, including fees associated with the integrated audit of the consolidated financial statements included in the Corporation's Annual Report on Form 10-K, the reviews of the Corporation's Quarterly Reports on Form 10-Q, and statutory audits required of the Corporation's foreign subsidiaries.

Audit-Related Fees

Fees for audit-related services were approximately $19,500 and $10,000 for the fiscal years ended March 31, 2006 and 2005, respectively, including fees associated with services related to internal control.

Tax Fees

Total fees for tax services were approximately $24,000 and $38,000 for the fiscal years ended March 31, 2006 and 2005, respectively, consisting of tax compliance and preparation fees, transfer price study fees and other tax advisory services.

All Other Fees

Total other fees were approximately $12,500 and $8,000 for the fiscal years ended March 31, 2006 and 2005, respectively, consisting of advisory services.

The Corporation's Audit Committee has implemented procedures under the Corporation's Audit Committee Pre-Approval Policy for Audit and Non-Audit Services (the "Pre-Approval Policy") to ensure that all audit and permitted non-audit services provided to the Corporation are pre-approved by the Audit Committee. Specifically, the Audit Committee pre-approves the use of the Corporation's independent registered public accounting firm for specific audit and non-audit services within approved monetary limits. If a proposed service has not been pre-approved pursuant to the Pre-Approval Policy, then it must be specifically pre-approved by the Audit Committee before it may be provided by the Corporation's independent registered public accounting firm. Any pre-approved services exceeding the pre-approved monetary limits require specific approval by the Audit Committee. All of the audit-related, tax and all other services provided by the Corporation's independent registered public accounting firm to the Corporation in fiscal years 2006 and 2005 were approved by the Audit Committee by means of specific pre-approvals or pursuant to the procedures contained in the Pre-Approval Policy. All non-audit services provided in fiscal years 2006 and 2005 were reviewed with the Audit Committee, which concluded that the provision of such services by the Corporation's independent registered public accounting firm was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

EXPENSES AND SOLICITATION

The cost of solicitation of proxies will be borne by the Corporation and, in addition to soliciting stockholders by mail through its regular employees, the Corporation may request banks, brokers, and other custodians, nominees, and fiduciaries to solicit their customers who have stock of the Corporation registered in the names of a nominee, and, if so, will reimburse such banks, brokers, and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket costs. Solicitation by officers and employees of the Corporation may also be made of some stockholders in person or by mail, telephone, or telegraph following the original solicitation. The Corporation may retain a proxy solicitation firm to assist in the solicitation of proxies. The Corporation will bear all reasonable solicitation fees and expenses if such a proxy solicitation firm is retained.


NETSCOUT®

2006 Annual Report on Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2006

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to ________

Commission file number 0000-26251

NETSCOUT SYSTEMS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**04-2837575**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

310 Littleton Road, Westford, MA 01886
(978) 614-4000

Securities registered pursuant to Section 12(b) of the Act:
None
Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.001 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of common stock held by non-affiliates of the registrant as of September 30, 2005 (based on the last reported sale price on the Nasdaq National Market as of such date) was approximately $95,006,788. As of June 1, 2006, there were 31,570,937 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Registrant's Proxy Statement for the fiscal year 2006 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K. Except as expressly incorporated by reference, the proxy statement is not deemed to be part of this report.

NETSCOUT SYSTEMS, INC.

FORM 10-K

FOR THE FISCAL YEAR ENDED MARCH 31, 2006

TABLE OF CONTENTS

PART I

Item 1.	Business	4
	Industry Background	5
	Traditional Approaches to Network Performance Management	6
	NetScout's Approach to Network and Application Performance Management	7
	NetScout Products and Performance Technology	8
	Strategy	9
	Sales and Marketing	11
	Support Services	12
	Research and Development	12
	Manufacturing	12
	Customers	13
	Channels	13
	Competition	13
	Intellectual Property Rights	13
	Employees	14
	Available Information	14
Item 1A.	Risk Factors	14
Item 1B.	Unresolved Staff Comments	20
Item 2.	Properties	20
Item 3.	Legal Proceedings	21
Item 4.	Submission of Matters to a Vote of Security Holders	21

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	22
Item 6.	Selected Financial Data	23
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
	Overview	24
	Critical Accounting Policies	25
	Comparison of Years Ended March 31, 2006 and March 31, 2005	31

	Comparison of Years Ended March 31, 2005 and March 31, 2004	35
	Contractual Obligations	40
	Off-Balance Sheet Arrangements	40
	Liquidity and Capital Resources	41
	Recent Accounting Standards	43
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	44
Item 8.	Financial Statements and Supplementary Data	44
Item 9.	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	44
Item 9A.	Controls and Procedures	44
Item 9B.	Other Information	45
PART III		
Item 10.	Directors and Executive Officers of the Registrant	46
Item 11.	Executive Compensation	46
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	46
Item 13.	Certain Relationships and Related Transactions	46
Item 14.	Principal Accountant Fees and Services	46
PART IV		
Item 15.	Exhibits and Financial Statement Schedules	47
	Signatures	48
	Index to Consolidated Financial Statements	F-1
	Index to Exhibits	
Exhibit 21	Subsidiaries of NetScout.	
Exhibit 23	Consent of PricewaterhouseCoopers LLP.	
Exhibit 31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
Exhibit 31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.	
Exhibit 32.1	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	
Exhibit 32.2	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	

PART I

Item 1. Business

NetScout Systems, Inc. ("We", "NetScout" or the "Company"), a Delaware corporation founded in 1984, designs, develops, manufactures, markets, sells and supports a family of products that assures the performance and availability of critical business applications and services in complex, high-speed networks. We manufacture and market these products as an integrated hardware and software solution that is used by enterprises, governmental agencies and service providers worldwide. We have a single operating segment and substantially all of our identifiable assets are located in the United States of America.

Businesses have continued to increase their reliance on software applications and computer networks, making them strategic assets for competitive advantage and essential business operations. To support the growing number of users and their demands for faster and more reliable computer network access, new network technologies and products are continually being introduced. New applications are increasingly based on service oriented architectures, implemented over virtualized resources, including networks, storage, and servers. Furthermore, with the proliferation of malicious computer viruses, destructive worms and sophisticated hackers, businesses have adopted robust security systems and procedures that are not always consistent with performance goals. The result is increasingly large, geographically dispersed, and complex networks and infrastructures that are difficult to manage and business service performance levels that are difficult to guarantee. Computer network malfunctions, resource contention and infrastructure and application misconfiguration all can cause business service disruptions, lost revenue and customer dissatisfaction. Consequently, businesses are recognizing the critical importance of addressing customer IT service performance problems quickly and proactively. The NetScout Systems suite of products is tailored for this rapidly growing market of organizations running complex networks that are built for performance while striving to be completely secure.

The *nGenius®* Performance Management System, our integrated, appliance-based software solution, monitors, collects and publishes information on the behavior of individual applications and business services, such as Voice-over-IP, e-commerce, supply chain management, and customer relationship management, as well as the performance of the underlying network (routers, switches and communication links), and the level of IT end-users' activity. The n*Genius* Solution draws on performance data collected directly from multiple sources, including our line of network monitoring appliances called *nGenius* Probes, intelligent software agents, and infrastructure devices. The hardware probes attach to the network non-intrusively and collect in-depth information about application and network activity in real time. Organizations can gain "end-through-end" visibility to understand better and optimize application performance across the network by placing probes at strategic locations throughout a network. This "end-through-end" architecture provides information unavailable to ordinary "end-to-end" approaches that collect data only at the edge the network.

The *nGenius* Solution generates, analyzes and publishes historical information in real-time displays and customizable historical reports. These displays and reports summarize the status of application performance, service levels, network activity, device utilization, and other critical metrics of network availability, utilization and performance, and are delivered to the IT engineering and operations staff in easy-to-read, Web-based formats. Our customers use the information generated by the *nGenius* Solution to detect problems early and to diagnose and solve them rapidly, thereby reducing the Mean Time to Repair, or MTTR, for IT operations. Using the collected performance data they can also manage the delivery of services and monitor service-level agreements, assess infrastructure capacity against future needs, and justify requirements for additional resources.

Increases in both application complexity and traffic loads have given rise to the need for higher speed infrastructures and Quality of Service, or QoS, prioritization policies to optimize application performance. To meet the challenges required for visibility into the health and activity of these applications and infrastructures, NetScout extended the *nGenius* Performance Management System with High Definition capabilities. During fiscal year 2006, we delivered High Definition Performance Management, or HDPM, for the *nGenius*

Performance Management System, a new technology that addresses the critical need for detailed, granular visibility of application performance in today's complex global enterprise and government networks. These High Definition capabilities record comprehensive details on all application traffic flows and conversations up to 60 times an hour. HDPM represents an evolutionary step based upon our Common Data Model, or CDM™, strategy and architecture, launched by NetScout four years ago, which has enabled us to address major challenges facing enterprises today as they strive to increase performance and service levels across their networks in the face of increasing complexity. HDPM was released in a new version of the *nGenius* Performance Management System in early fiscal year 2006, followed by an additional release later during fiscal year 2006. Both releases added valuable capabilities and incorporated customer feature requests such as application visibility into Multi-Protocol Label Switching, or MPLS, networks, Virtual Private Networks, or VPNs, third party packet analysis trace files, and support for monitoring and managing peer-to-peer applications.

During fiscal year 2006, we acquired substantially all of the assets of Quantiva, Inc. ("Quantiva"), a provider of automated analytics software solutions for application performance management. Quantiva's patented technology uses real time performance metrics to establish expected behavior values using advanced statistical modeling. When a measurement, such as the utilization of a critical business application, is recognized as deviating from its usual behavior, the Quantiva Progressive Analytics™ software automatically performs diagnostic analysis to determine the likely cause. The final outcome is fewer, more reliable alarms, accompanied by actionable diagnostic results that increase IT productivity and reduce MTTR for performance problems. Coupled with our high-resolution performance data, Quantiva's software will extend our leading market position in detecting and diagnosing application performance problems before they impact our customer's critical business services. Products based on the Quantiva technology were trialed throughout the second half of fiscal 2006, and the first commercial release occurred with the delivery of the *nGenius* Analytics product in May 2006.

We market and distribute our products through our own direct sales force and through channel partners that include distributors, resellers, service providers and systems integrators. Our principal customers are Global 5000 enterprises, representing a wide range of industries including financial services, technology, telecommunications, healthcare, retail, manufacturing, and service providers as well as many large agencies of the federal government. As of March 31, 2006, NetScout has licensed our products to more than 3,300 customers, and no customer represented more than 10% of revenues in fiscal years 2006, 2005 or 2004.

Our principal executive offices are located at 310 Littleton Road, Westford, Massachusetts, and our telephone number is (978)-614-4000.

Industry Background

Enterprise and government organizations are increasingly dependent upon their computer data networks and on the internet to generate and deliver information and business services to their constituents: customers, suppliers, investors, employees, and citizens. At the same time, data networks are taking on new roles: subsuming the role of the voice network and serving as the platform for the next generation of massively distributed, virtualized, service-oriented application architectures. Furthermore, rapidly advancing server technology and mushrooming multimedia applications continue to drive up traffic levels and have spawned a new wave of infrastructure upgrades, including broad deployment of 10 Gigabit per second Ethernet network technology. The combination of these fundamental trends produces unprecedented complexity coupled with unparalleled business impact – requiring capable management technology.

Large organizations have been bracing themselves for these challenges by investing in new, more powerful performance management solutions and making organizational and process changes to be able to prevent and resolve business service disruptions more rapidly while keeping operation costs, including personnel costs, under control. Core to these changes is the concept of the information system not as a collection of servers, storage devices, network equipment and applications that can be managed in isolation of each other, but as an "application fabric" containing all these elements whose complex interactions must be managed as a whole. This perspective is driving the breaking down of organizational walls in Information Technology, or IT, Operations that traditionally have separated the network group from the server and application groups. These changes necessitate new management solutions that can address both the new technologies and the emerging workflow and organizational models.

The leaders of the server, network, and application management segments of the industry have started to respond to these new realities with a series of acquisitions and strategy announcements, all aimed at strengthening their enterprise management system positions.

Adding to the renewed interest in network and application management solutions in the enterprise and government markets, the service provider segment is also looking for new management solutions. This segment has resumed healthy growth, driven by the proliferation of aggressive "last mile" technologies, most notably wireless data services, broadband connections to the home and by the continued shift towards Internet Protocol (IP)-based multimedia service delivery architectures.

Although the intrinsic need for better network and application management solutions is growing, successful vendors must demonstrate not only technical superiority, but a sound understanding of the implications of the transformational changes in the industry, and the ability to deliver new solutions to match the new needs. They must also prove their staying power and stability, as well as the ability to partner with industry leaders.

Traditional Approaches to Network Performance Management

Network management solutions providers have developed several approaches to manage different aspects of the overall network management challenge. These approaches are often broadly categorized as element management, operations management, performance management, and business service assurance.

Dominated by tools from the manufacturers of network devices that are specific to managing each vendor's equipment, element management systems provide the basic functions of managing the devices within a network. Most often they present visualizations of device status and are used for making configuration changes to network devices such as routers and switches. Element management systems are "silo-like" and limited in visibility to other network domains; therefore heterogeneous, or multi-vendor, network environments require multiple element management systems.

Operations management focuses on collections of linked network devices. Operations management systems discover network components, show network topology and device status, support day-to-day administration and supply "break-fix" fault and problem management, or troubleshooting, functions. Such systems understand the relationships between multi-vendor network components. They are often called "frameworks" or "manager of managers" because they consolidate data from different element management systems and provide a structure for managing heterogeneous, or multi-vendor, networks. However, operations management systems offer little or no traffic-based network performance information today. As customers strive to become more proactive, there is growing pressure on these solutions to integrate more valuable information from performance management sources. Hewlett-Packard's OpenView and IBM/Micromuse/Netcool® are examples of operations management systems. NetScout's strategy is to integrate with such systems.

Performance management encompasses proactive measures for monitoring and assuring the quality and level of service provided by the devices and communications links that deliver business applications across the network. It also compares the expected performance of the network against actual results by collecting and archiving data over time for baselines, trend analysis, historical usage analysis and service level reporting. The most sophisticated systems collect data in real time for on-the-spot investigation and management as well as perform advanced, forward-looking analysis. Our *nGenius* Performance Management System, through its real-time monitoring and troubleshooting features, as well as its capacity planning and reporting functions, fully addresses the needs and goals of the performance management model.

Business service assurance is an emerging product and discipline area that aligns network and network service performance with the business processes that the network and applications support. It also integrates component status and performance measurements to display performance at the business service level and correlates network component problems to the affected business service. These advanced functions help prioritize network support resources and add a business value dimension to network planning and design efforts. With a large array of Web-based reports presenting network and application performance in logical business-oriented groupings and context, our *nGenius* Performance Management System supports the objectives of this emerging market.

NetScout's Approach to Network and Application Performance Management

Our approach to performance management is based on three principles: early support for emerging new architectures and technologies, end-through-end scope, and smooth integration with our customers' systems environment and management processes.

Early support for emerging new technologies and application architectures is highly valued by our customers who are often leaders within their industries and depend on rapid technology absorption to maintain or extend their market position. Advanced performance management, offering superior visibility, is most needed where these new technologies and architectures are first deployed and their behavior and impact are unknown in advance. NetScout has developed an architecture and technology, called CDM, that uniquely enables the company to respond rapidly to new needs by effectively re-using existing building blocks and thus minimizing new work required to integrate a given new feature. Our customer base broadly benefits from this capability through rapid product development, delivering multiple software and firmware releases annually, which are free to our service customers currently active in our maintenance program.

We have developed our unique, patent-pending, technology around the firm conviction that flow-based performance data is the most powerful basis for high-value, business-relevant network and application performance management solutions. Our flow-based approach simplifies operational management tasks by integrating application traffic flow data from disparate network data sources into a common model for consistent analysis, views and reports. The CDM technology allows us to collect performance data from multiple sources spanning virtually any network or application technology or topology, whether retrieved from our probes, standards-based infrastructure devices, or value-added performance information from our technology partners' devices. Furthermore, new application types, such as peer-to-peer applications; new network technologies, such as OC-48 Packet-over-SONET or 10 Gigabit per second Ethernet; and new architectures, such as Service-oriented Architectures are readily accommodated by this framework. CDM data is mapped into a common performance data repository, where *nGenius* Performance Manager can be used to provide a comprehensive solution for real-time monitoring, troubleshooting, capacity planning, and applications performance management across the enterprise. The CDM technology foundation has allowed NetScout to stay ahead of competition by offering superior visibility into application traffic, a capability we have termed "High Definition Performance Management".

End-through-end management scope means managing application and business service performance in the context of the entire infrastructure, and not only in conjunction with servers, or the network, or the storage subsystem. This capability, which is necessary to manage highly distributed application architectures and virtualized infrastructure resources, allows visibility into the interaction of the different elements of the system, not just their individual behavior. In May 2006, NetScout announced its Application Fabric Performance Management, or AFPM, architecture and strategy to address this need. Under AFPM, NetScout will build on the strength of CDM and HDPM-based products by adding intelligent analytics to deliver valuable, actionable performance intelligence in real-time to reduce the MTTR of application and business service problems.

To make the greatest impact on customers' business service levels, NetScout is integrating with third-party enterprise management consoles and business service management systems. This integration allows users to receive alarms on impending performance problems and to "drill down" into the *nGenius* Performance Manager application to perform detailed problem analysis and troubleshooting. By partnering and integrating, NetScout fills a significant gap in our customers' increasingly integrated operations: visibility into the interaction of applications and infrastructure resources from a network vantage point.

NetScout Products and Performance Technology

We develop, manufacture, sell and support network performance management solutions under the *nGenius* brand. The *nGenius* Performance Management System, based on our patent-pending CDM technology, is a robust and complete solution, consisting of integrated hardware and software components that monitor, measure and report on the network's ability to fulfill its performance, cost and service-level objectives. The system is comprised primarily of two components – data collection (via our *nGenius* Probes, *nGenius* Flow Collectors, Active Agents-which measure transaction response time over a network, and Simple Network Management Protocol, or SNMP, polling) and information filtering, aggregation, recording, analysis and presentation via our *nGenius* Performance Manager software application.

nGenius Performance Manager is a multi-function performance management solution implemented in a single, integrated application that monitors and reports on network and application traffic, troubleshoots performance problems and provides precise information for capacity planning. It seamlessly integrates real-time and historical information in a single management application. By using collected data, it provides a logical, business-oriented representation of network and application performance, with the ability to drill-down into layers of additional detail, all the way down to the bit-by-bit composition of individual packets. This intuitive solution, which has been designed for ease of use and Web-based distribution, also contains features that simplify and enable logical monitoring and management of large, geographically dispersed networks. *nGenius* Performance Manager v. 3.0, which first delivered high definition extensions to the *nGenius* Solution, began shipping in April 2005 and is used by the majority of our installed base of customers.

Three special versions of *nGenius* Performance Manager were introduced during fiscal 2006:

- *nGenius* Performance Manager Workgroup—a lower-priced version of our flagship *nGenius* Performance Manager software providing fully integrated application and network performance management capabilities scaled down to a smaller number of managed elements.
- *nGenius* Performance Manager Appliance for NetFlow—a highly-scalable, cost-effective appliance-based configuration of multiple *nGenius* Performance Manager instances designed for aggregating and analyzing data from large deployments of Cisco's NetFlow-enabled routers and switches.
- *nGenius* Performance Manager Standby Server—a live backup for *nGenius* Performance Manager that addresses large enterprises' and government agencies' regulated requirements for business continuity, including disaster recovery.

During fiscal year 2006, we expanded our offerings within our line of *nGenius* Flow Recorders, which are security-hardened, Linux-based appliances that provide high-performance recording and analysis of network and application traffic. In particular, we introduced new, 4-port Enterprise configurations, as well as smaller Workgroup models that allow our customers to deploy this technology at a highly competitive price point.

The principal hardware-based portion of the *nGenius* Performance Management System consists of our *nGenius* Probes, which are at the core of our network performance management solution. These high performance appliances attach to the network in a non-intrusive, passive manner and monitor traffic patterns in real time on critical segments of the network. Through in-depth, on-the-fly analysis of traffic information, *nGenius* Probes are able to monitor error rates, usage levels and response times by application, by user and by server and are able to detect and alarm on unexpected conditions. By placing *nGenius* Probes at strategic locations throughout a network, organizations gain network-wide visibility of their traffic flows so they can better understand and optimize application performance and delivery.

We continually enhance our probe technology to ensure visibility into all types of network traffic and communications technologies. *nGenius* Probes monitor all business applications, as well as voice, video, multicast, and Web applications. They support the widest range of network topologies, including Gigabit Ethernet; 10 Gigabit Ethernet; Fast Ethernet; Frame Relay and Wide Area Network T1/E1 and T3/E3; Demarcation-point T1D/E1D; TS3/E3 for HSSI; DS3/E3 for ATM; OC-3c/STM-1, OC-12c/STM-4, and OC-48C/STM-16c for Packet-over-SONET; OC-3c/STM-1 and OC-12c/STM-4 for ATM.

Our track record of innovation began with the introduction of Ethernet Probes in 1992 and continues at an accelerated pace today. We have continued to advance probe technology with the addition of more than thirty new probes over the past ten years.

During fiscal year 2006, we introduced new probe products that expanded our market reach in response to customer needs. We introduced the industry's first application-aware OC-48 Probe for the growing number of enterprise organizations worldwide that are upgrading their core with this level of capacity as well as wireless telecommunication operators who use these links in their backhaul networks. Similarly, we introduced a 10 Gigabit per second Ethernet Probe for the many organizations that have chosen this technology for core infrastructure upgrades.

We also continued to advance our solutions for integrated performance management utilizing third party data sources. In particular, we released the *nGenius* Flow Collector for dedicated collection of NetFlow information in April 2005. The *nGenius* Flow Collector offers enterprises a high-capacity, cost-effective solution for extending their existing investment in infrastructure products that generate NetFlow data. Our underlying CDM Technology ensures that all the *nGenius* Flow Collector data is mapped into the common formats found in *nGenius* Performance Manager, combining it with other standards-based and *nGenius* Probe information to provide a comprehensive solution for real-time and historical troubleshooting, capacity planning, and applications performance management across the enterprise.

Strategy

Enhancing shareholder value through sustained growth, profitability and market leadership is our continued objective. We intend to pursue growth through expanding our worldwide presence and customer base, establishing relationships with new technology partners, and increasing our mindshare with strategic resellers and increasing our ongoing business with our established customers. We intend to extend our market leadership by continuing to expand the market's first strategic, integrated, network performance management platform that overlays the network and to create the information needed to avoid network failures and performance degradations. Key elements of our strategy include:

Extend Technology Leadership. We intend to continue to invest significantly in research and development to expand and enhance our first-to-market, integrated platform for performance management solutions that capitalize on our extensive experience with global organizations and their very large computer networks. Key aspects of our technology leadership include the ability to generate new statistics and information from network traffic, the ability to develop new and groundbreaking performance management techniques based on that information, the ability to deliver solutions across a multi-vendor environment, and our vision of emerging uses of communications technology and networked environments. As part of our strategy, we will endeavor to enter into strategic relationships with, and/or possibly acquire other companies to complement our technologies. We intend to incorporate new technologies and provide solutions that will enable businesses, service providers, and governmental agencies to manage and optimize the performance of their networks, network-delivered applications and network-based service offerings.

Expand Reporting and Analysis Software Solutions. We plan to enhance our analysis, presentation and reporting software to capitalize on growing demands for integrated performance management solutions and opportunities that have been created by changes and trends in networking and application technologies such as Voice-over-IP. We also plan to leverage the unique information generated by our probes through enhanced integrated reporting and analysis tools.

On April 14, 2005, NetScout completed the acquisition of substantially all of the assets and operations of Quantiva, a vendor of advanced application performance anomaly detection and automated problem analytics. Quantiva's technology has been integrated into the *nGenius* Solution to deliver first-to-market capabilities for proactive assurance of network and application performance by applying analytics to the rich application-aware measurements available from the *nGenius* System and to data from other third-party instrumentation. The *nGenius* Analytics product, which is based on this technology, was commercially released in May 2006.

Extend Probe Family. We plan to continue the expansion of our probe line of products, extending our monitoring capabilities to meet emerging network environment demands including higher speeds, new types of traffic, new communications architectures and technologies and new network topologies. To ensure that our customers are able to achieve comprehensive oversight of their networks, we will maintain our support for older technologies while regularly introducing probes for newer ones. Our probe family covers technologies for both domestic and international markets.

Expand Our Installed-Base. Throughout our history there have been more than 3,300 customers that have deployed our products worldwide to monitor more than 100,000 network segments. We have initiated steps to target existing users of our products with marketing and sales programs designed to promote more extensive use of our performance management solutions. Customers can purchase products through our reseller partners or directly from us. In both cases (reseller or direct sales), we believe in a "high-touch" selling model to assure customer satisfaction. In this model, our worldwide field sales force maintains a very high presence with customers and prospects, consulting in both direct and reseller sales opportunities to meet customers' needs.

Target Market Opportunities. We target our products at markets that we believe have the potential for growth. We have identified the following markets as having the potential for increasingly strong demand for our integrated products:

- Global enterprises;
- Federal, state and local governments;
- Wireless telecommunications;
- Financial services;
- Global service providers, including IP-based wireless and wireline carriers, Internet Service Providers, or ISPs, Managed Service Providers, or MSPs, and outsourcers; and
- Professional technology services organizations, such as systems integrators.

Expand Distribution Channels. We plan to continue to increase our direct field sales presence where it is advantageous to do so during fiscal year 2007. We also seek to develop additional indirect distribution channels with systems integrators, resellers and service providers. In early fiscal year 2005, we announced a new, multi-tiered Channel Partner Program designed to attract premier channel partners and to leverage combined marketing and sales efforts between NetScout and key identified distributors. Our channel relationships include: AT&T/SBC Communications, NEC, Dimension Data, Siemens, and others. During this past year we completed several new channel agreements, including Maryville Technologies, ACS, and Siegeworks in the U.S., NexInnovations in Canada, Tenfold in Australia, and Equinox in Dubai. These and other important channel partners facilitate the worldwide distribution and market acceptance of our solutions.

Facilitate Development of Complementary Third-Party Products and Strategic Relationships. Our probes generate rich performance information that can enhance the value of third-party software products. As a means to increase demand for our products, we encourage the development of applications that add value to our solutions. For instance, *nGenius* Performance Manager can be used with Hewlett-Packard's OpenView Network Node Manager. NetScout was accepted as a Platinum Business Partner in HP's Enterprise Management Alliance Program and *nGenius* Performance Manager was certified by HP to integrate with HP OpenView during fiscal year 2005 and recertified for integration with the latest version of HP OpenView during fiscal year 2006.

With the advent of CDM technology and our solution's ability to display and analyze disparate performance data sources, we announced an Alliance Program in 2002 targeted at both network infrastructure vendors and network management application providers. During fiscal year 2006, NetScout maintained active joint product and marketing relationships with our alliance partners, including Avaya, HP, and OPNET. We also worked to develop new alliance relationships.

Leverage Competitive Advantages. We intend to leverage the competitive advantage of our application and user-level network-traffic-information-generating technology in probes, active agents and analysis software to build the broadest, most robust network performance management solutions for large, global, strategic networks of the future—a solution which will be the core management system for those networks.

Sales and Marketing

NetScout targets commercial businesses, governmental agencies, other non-profit entities, and service providers with large, mission-critical networks through a combination of direct and indirect sales channels. We emphasize hiring practices and orientation methods that ensure our sales personnel are highly experienced, talented and well trained. We provide programs for our direct sales force, as well as channel partners, throughout the year, for in-depth product and technical training. We encourage joint initiatives involving both the sales teams of NetScout and our partners.

NetScout's sales force utilizes a direct "high-touch" sales model that consists of meetings with customers to understand and identify their unique business requirements. Our sales teams then translate those requirements into tailored business solutions that allow the customer to maximize the performance of its network. Due to the complexity of the systems and the capital expenditure involved, our sales cycle can typically extend from three to twelve months in duration. There is significant ongoing opportunity with existing customers as they expand and change their networks and add new types of traffic and new applications to their networks. Our sales model is designed to capitalize on this opportunity.

Our indirect channel partners include original equipment manufacturers, distributors, resellers, service providers and systems integrators. Total revenue from indirect distribution channels represented 61%, 55% and 50% of total revenue for the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

Our sales force is organized into three main geographic regions, North America (including Mexico), Europe – Middle East – Africa and Asia Pacific. Revenue from sales outside North America represented 20%, 18% and 19% of our total revenue in the fiscal years ended March 31, 2006, 2005 and 2004, respectively. The majority of our sales in North America are attributable to the United States. Sales outside North America are primarily export sales to indirect channel partners, who are generally responsible for selling products and providing consulting, technical support and service to customers within their territory. Our reported international revenue does not include any revenue from sales to customers outside North America that are shipped to any of our North American-based indirect channel partners. These domestic resellers may sell NetScout products to international locations; however, NetScout reports these shipments as North America revenue since NetScout ships the products to a North American location. We expect revenue from sales outside North America to continue to account for a significant portion of our revenue in the future. For more information on the geographic distribution of our revenue, see Note 17 to the attached consolidated financial statements.

As of March 31, 2006, our North American field sales organization consisted of 79 employees. Our international field sales organization consisted of 31 employees with offices in the United Kingdom, Hong Kong, Germany, Norway, Singapore, Taiwan, China, and Japan. In addition, we had 22 employees responsible for providing telesales, training, sales and administrative support located in the United States and abroad.

As of March 31, 2006, our marketing organization consisted of 14 employees. Our marketing organization produces and manages a variety of programs such as advertising, trade shows, public relations, direct mail, seminars, sales promotions, and web marketing to promote the sale and acceptance of our solutions and to build the NetScout and *nGenius* brand names in the marketplace. Key elements of our marketing strategy focus on market education, reputation management, demand generation, and acceleration of strategic selling relationships with local and global resellers, systems integrators, and our technology alliance partners.

Support Services

Customer satisfaction is a key driver of NetScout's success. NetScout MasterCare support programs offer customers various levels of high quality support services to assist in the deployment and use of our solutions. NetScout offers premium 24/7 toll-free telephone support to its MasterCare Platinum customers in addition to our standard MasterCare Gold support offering. We have support personnel located in the United States and abroad with some of the support provided by qualified third party support partners. MasterCare support also includes updates to our software and firmware at no additional charge, if and when such updates are developed and made generally available to our commercial customer base. For software, which also includes firmware, the standard warranty commences upon shipment and expires ninety (90) days thereafter. With regard to hardware, the standard warranty commences upon shipment and expires twelve (12) months thereafter. We believe our warranties are consistent with commonly accepted industry standards.

NetScout issues a monthly support newsletter, MasterCare News, which informs our MasterCare customers of new releases, patches, technical tips and documentation tips. MasterCare customers receive the benefits of an advanced customer support website that provides an on-line database of Frequently Asked Questions and the latest downloadable patches as well as the on-line trouble ticketing system. NetScout continues to make new investments in call center infrastructure to further improve our ability to service our customers. As of March 31, 2006 our support services organization consisted of 35 employees located in the United States and India.

Research and Development

Our continued success depends significantly on our ability to anticipate and innovate solutions that will meet emerging customer requirements. We have extensive experience in market development in conjunction with pioneering next generation network performance management technologies. Our core technology for monitoring and troubleshooting network and applications performance remains positioned at the forefront of a growing market. Our *nGenius* Solution integrates the principal functions of network and application performance management: real-time network monitoring, applications monitoring, troubleshooting, proactive alarming, capacity planning and service level management. Our plans are to leverage the comprehensive benefits of this integrated solution into emerging, growth-oriented markets.

As of March 31, 2006, our research and development organization consisted of 109 employees located in the United States and India. In addition, we occasionally contract with independent third parties to perform specific development projects.

We predominantly develop our products internally, with some third party contracting. To promote industry standards and manifest technology leadership, we participate in and support the activities and recommendations of industry standards bodies, such as the Internet Engineering Task Force, or IETF, and we engage in close and regular dialogue with our key customers and alliance partners. These activities provide early insight into the direction of network and applications performance requirements for current and emerging technologies.

Manufacturing

Our manufacturing operations consist primarily of final product assembly, configuration and testing. We purchase components and subassemblies from suppliers and construct our hardware products in accordance with NetScout standard specifications. We inspect, test and use process control to ensure the quality and reliability of our products. In February 1998, we obtained ISO 9001 quality systems registration, a certification showing that our corporate procedures and manufacturing facilities comply with standards for quality assurance and process control. In July 2003, we obtained ISO 9001:2000 quality systems registration, a certification showing that our corporate procedures comply with standards for continuous improvement and customer satisfaction. We are scheduled for renewal in July 2006. As of March 31, 2006, our manufacturing organization consisted of 21 employees.

Although we generally use standard parts and components for our products, which are available from various suppliers, each of the computer network interface cards used in our probes is currently available only from separate single source suppliers. We have generally been able to obtain adequate supplies of components in a timely manner from current suppliers. While currently we purchase from specific suppliers, we believe that, in most cases, alternate suppliers can be identified if current suppliers are unable to fulfill our needs.

Customers

We sell our products to corporations, government agencies, other non-profit entities and other organizations with large- and medium-sized high-speed computer networks. We have sold a majority of our products through direct and indirect distribution channels to more than 3,300 customers worldwide. Our products have been sold to customers operating in a wide variety of industries, such as financial services, technology, telecommunications, manufacturing, government, service provider, healthcare and retail.

Channels

During the fiscal year ended March 31, 2006, we added a number of new resellers to our channel partner program and we are putting additional emphasis on growing our international business, including geographic expansion, through establishing new alliances.

Competition

The market for our products is rapidly evolving, and we expect it to become increasingly competitive as current competitors expand their product offerings and merge their businesses and new companies enter the market. Our principal competitors include several companies who offer alternative solutions for portions of our product lines. For example, we compete not only with vendors of portable network traffic analyzers and probes, such as Network General (formerly a division of Network Associates) but also with the many smaller yet growing number of vendors of software-only network management suites. In addition, leading network equipment providers could offer their own or our competitors' solutions in the future. We believe the principal competitive factors in the network and applications performance management solutions market include product performance, functionality and price, name and reputation of vendor, distribution strength, and alliances with industry partners.

Intellectual Property Rights

We rely on patent, copyright, trademark, and trade secret laws and contract rights to establish and maintain our rights in our technology and products. While our intellectual property rights are an important element in our success, our business as a whole does not depend on any one particular patent, trademark, copyright, trade secret, license, or other intellectual property right.

NetScout uses contracts, statutory laws, domestic and foreign intellectual property registration processes, and international intellectual property treaties to police and protect its intellectual property portfolio and rights from infringement. From a contractual perspective, NetScout uses license agreements and non-disclosure agreements to limit the use of NetScout's intellectual property and protect NetScout's trade secrets from unauthorized use and disclosure. In addition to license agreements, NetScout relies on U.S. copyright law and registration to protect against unauthorized copying of software programs, in the U.S. and abroad. NetScout has obtained U.S. and foreign trademark registrations to preserve and protect certain trademarks and trade names. NetScout has also filed and obtained U.S. patents to protect certain unique NetScout inventions from being unlawfully exploited by other parties. However, there is no assurance that pending or future patent applications will be granted, that we will be able to obtain patents covering all of our products, or that we will be able to license, if needed, patents from other companies on favorable terms or at all. Our proprietary rights are subject to other risks and uncertainties described under Item 1A "Risk Factors".

Employees

As of March 31, 2006, we had 367 employees, 220 of whom are employed in Westford, Massachusetts. Of the total, 132 were in sales, 14 were in marketing, 35 were in support services, 109 were in research and development, 21 were in manufacturing, and 56 were in general and administrative functions. None of our employees are represented by a collective bargaining agreement.

Available Information

NetScout's internet address is http://www.netscout.com. NetScout makes available, free of charge, on our website our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Item 1A. Risk Factors.

In addition to the other information in this report, the following discussion should be considered carefully in evaluating NetScout and our business. This Annual Report on Form 10-K contains forward-looking statements. These statements relate to future events or our future financial performance and are identified by terminology such as "may," "will," "could," "should," "expects," "plans," "intends," "seeks," "anticipates," "believes," "estimates," "potential" or "continue," or the negative of such terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially. Factors that may cause such differences include, but are not limited to, the factors discussed below and in our other filings with the Securities and Exchange Commission. These factors may cause our actual results to differ materially from any forward-looking statement.

Our operating results and financial condition have varied in the past and may in the future vary significantly depending on a number of factors. Except for the historical information in this report, the matters contained in this report include forward-looking statements that involve risk and uncertainties. The following factors are among many that could cause actual results to differ materially from those contained in or implied by forward-looking statements made in this report. These statements involve the risks and uncertainties identified below as well as additional risks and uncertainties that are not yet identified or that we currently think are immaterial may also impact our business operations. Such factors are among many that may have a material adverse impact upon our business, results of operations and financial condition.

Our quarterly operating results may fluctuate. Our quarterly revenue and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Most of our expenses, such as employee compensation and rent, are relatively fixed in the short term. Moreover, our expense levels are based, in part, on our expectations regarding future revenue levels. As a result, if revenue for a particular quarter is below our expectations, we may not be able to reduce operating expenses proportionately for that quarter, and, therefore, this revenue shortfall would have a disproportionately negative impact on our operating results for that quarter.

Our quarterly revenue may fluctuate as a result of a variety of factors, many of which are outside of our control, including the following:

- technology spending by current and potential customers;
- uneven demand for application and network management solutions;
- the timing and receipt of orders from customers, especially in light of our lengthy sales cycle;
- the timing and market acceptance of new products or product enhancements by us or our competitors;

- changes in the distribution channels through which our products are sold;
- the timing of hiring sales personnel and the speed at which such personnel become productive;
- our ability to anticipate or adapt effectively to developing markets and rapidly changing technologies;
- changes in the number and size of our competitors;
- changes in our prices or the prices of our competitors' products; and
- economic slowdowns or the occurrence of unforeseeable events, such as terrorist attacks, which contribute to such slowdowns.

We operate with minimal backlog because our products typically are shipped shortly after orders are received. As a result, product revenue in any quarter is substantially dependent upon orders booked and shipped in that quarter and revenue for any future quarter is not predictable to any degree of certainty. Achieving all or more of our projected sales during a quarter is critical to our achievement of expected financial results and any significant deferral of orders for our products would cause a shortfall in revenue for that quarter.

If we fail to introduce new products and enhance our existing products to keep up with rapid technological change, demand for our products may decline. The market for application and network management solutions is characterized by rapid changes in technology, evolving industry standards, changes in customer requirements and frequent product introductions and enhancements. Our success is dependent upon our ability to meet our customers' needs, which are driven by changes in computer networking technologies and the emergence of new industry standards. In addition, new technologies may shorten the life cycle for our products or could render our existing or planned products obsolete. If we are unable to develop and introduce new network and application infrastructure performance management products or enhancements to existing products in a timely and successful manner, this inability could have a material and adverse impact on our business, operating results and financial condition.

We have introduced and intend to continue to introduce new products related to our previously announced CDM, High Definition and Application Fabric Performance Management technology strategies. If the introduction of these products is significantly delayed or if we are unsuccessful in selling these products to our current and potential customers, our business, operating results and financial condition could be materially and adversely impacted.

If our products contain errors, they may be costly to correct, revenue may be delayed, we could be sued and our reputation could be harmed. Despite testing by our customers and us, errors may be found in our products after commencement of commercial shipments. If errors are discovered, we may not be able to correct them in a timely manner or at all. In addition, we may need to make significant expenditures of capital resources in order to eliminate errors and failures. Errors and failures in our products could result in loss of or delay in market acceptance of our products and could damage our reputation. If one or more of our products fail, a customer may assert warranty and other claims for substantial damages against us. The occurrence or discovery of these types of errors or failures could have a material and adverse impact on our business, operating results and financial condition.

We face significant competition from other technology companies. The market for application and network management solutions is intensely competitive. We believe customers make network management system purchasing decisions based primarily upon the following factors:

- product performance, functionality and price;
- name and reputation of vendor;

- distribution strength; and
- alliances with industry partners.

We compete with the smaller yet growing number of providers of application and network performance management solutions and providers of portable network traffic analyzers and probes, such as Network General (formerly a division of Network Associates, Inc.). In addition, leading network equipment providers, including Cisco, offer their own solutions, including products which they license from other competitors. Many of our current and potential competitors have longer operating histories, greater name recognition and substantially greater financial, management, marketing, service, support, technical, distribution and other resources than we do. Further, in recent years some of our competitors have been acquired by larger companies that are seeking to enter or expand in the markets that we operate. Therefore, given their larger size and greater resources our competitors may be able to respond more effectively than we can to new or changing opportunities, technologies, standards or customer requirements.

As a result of these and other factors, we may not be able to compete effectively with our current or future competitors, which could have a material and adverse impact on our business, operating results and financial condition.

The success of our business depends on the continued growth in the market for and the commercial acceptance of application and network management solutions. We derive all of our revenue from the sale of products and services that are designed to allow our customers to manage the performance of applications across computer networks. Therefore, we must be able to predict the appropriate features and prices for future products to address the market, the optimal distribution strategy and the future changes to the competitive environment. In order for us to be successful, our potential customers must recognize the value of more sophisticated application and network management solutions, decide to invest in the management of their networked applications and, in particular, adopt our management solutions. Any failure of this market to continue to be viable would materially and adversely impact our business, operating results and financial condition. Additionally, businesses may choose to outsource the management of their networks to service providers. Our business may depend on our ability to continue to develop relationships with these service providers and successfully market our products to them.

The current economic and geopolitical environment may impact some specific sectors into which we sell. Many of our customers are concentrated in a small number of sectors, including financial services, government, health and medical, and telecommunications. Certain sectors may be more acutely affected by economic, geopolitical and other factors than other sectors. To the extent that one or more of the sectors in which our customer base operates are adversely impacted, whether as a result of general conditions affecting all sectors or as a result of conditions affecting only those particular sectors, our business, financial condition and results of operations could be materially and adversely impacted.

Our success depends on our ability to expand and manage our international operations. Sales to customers outside North America accounted for 20%, 18% and 19% of our total revenue for the fiscal years ended March 31, 2006, 2005 and 2004, respectively. We currently expect international revenue to continue to account for a significant percentage of total revenue in the future. We believe that we must continue to expand our international sales activities in order to be successful. Our international sales growth will be limited if we are unable to:

- expand international indirect distribution channels;
- hire additional sales personnel;
- adapt products for local markets and to comply with foreign regulations. For example, in July 2006, the European Union will implement its new Directive on the Restriction of the use of certain Hazardous Substances ("RoHS"), that is designed to restrict the use of cadmium, hexavalent chromium, lead, mercury and certain halogenated flame retardants (PBBs and PBDEs) in electronic products; and
- manage geographically dispersed operations.

The major countries outside of North America in which we do or intend to do business are England, Germany, Japan and China. Our international operations, including our operations in England, Germany, Japan and China, are generally subject to a number of risks, including:

- failure of local laws to provide the same degree of protection that the laws in the United States provide against infringement of our intellectual property;
- protectionist laws and business practices that favor local competitors;
- dependence on local indirect channel partners;
- conflicting and changing governmental laws and regulations;
- longer sales cycles;
- greater difficulty in collecting accounts receivable; and
- foreign currency exchange rate fluctuations and political and economic instability.

Our success depends on our ability to manage indirect distribution channels. Sales to our indirect distribution channels, which include original equipment manufacturers, distributors, resellers, systems integrators and service providers, accounted for 61%, 55% and 50% of our total revenue for the fiscal years ended March 31, 2006, 2005 and 2004, respectively. To increase our sales going forward we need to continue to enhance our indirect sales efforts, to continue to manage and expand these existing indirect distribution channels and to develop new indirect distribution channels. Our indirect channel partners have no obligation to purchase any products from us. In addition, they could internally develop products that compete with our solutions or partner with our competitors or bundle or resell competitors' solutions, possibly at lower prices. The potential inability to develop new relationships or to expand and manage our existing relationships with partners, the potential inability or unwillingness of our partners to effectively market and sell our products or the loss of existing partnerships could have a material and adverse impact on our business, operating results and financial condition.

Our future growth depends on our ability to maintain and periodically expand our sales force. We must maintain and periodically increase the size of our sales force in order to increase our direct sales and support our indirect sales channels. Because our products are very technical, sales people require a comparatively long period of time to become productive, typically three to twelve months. This lag in productivity, as well as the challenge of attracting qualified candidates, may make it difficult to meet our sales force growth targets. Further, we may not generate sufficient sales to offset the increased expense resulting from growing our sales force. If we are unable successfully to maintain and periodically expand our sales capability, our business, operating results and financial condition could be materially and adversely impacted.

We must hire and retain skilled personnel. Our success depends in large part upon our ability to attract, train, motivate and retain highly skilled employees, particularly sales and marketing personnel, software engineers, and technical support personnel. If we are unable to attract and retain the highly skilled technical personnel that are integral to our sales, marketing, product development and technical support teams, the rate at which we can generate sales and develop new products or product enhancements may be limited. This inability could have a material and adverse impact on our business, operating results and financial condition.

Loss of key personnel could adversely impact our business. Our future success depends to a significant degree on the skills, experience and efforts of Anil Singhal, our President, Chief Executive Officer and co-founder, and Narendra Popat, our Chairman of the Board and co-founder. We also depend on the ability of our other executive officers and senior managers to work effectively as a team. The loss of one or more of our key personnel could have a material and adverse impact on our business, operating results and financial condition.

Our reliance on sole source suppliers could adversely impact our business. Many components that are necessary for the assembly of our probes are obtained from separate sole source suppliers or a limited group of suppliers. These components include some of our network interface cards. Our reliance on sole or limited suppliers involves several risks, including a potential inability to obtain an adequate supply of required components and the inability to influence appropriate control over pricing, quality and timely delivery of components. We do not generally maintain long-term agreements with any of our suppliers or have on hand large volumes of inventory. Our inability to obtain adequate deliveries or the occurrence of any other circumstance that would require us to seek alternative sources of these components would impact our ability to ship our products on a timely basis. This could damage relationships with our current and prospective customers, cause shortfalls in expected revenue, and could materially and adversely impact our business, operating results and financial condition.

Our success depends on our ability to protect our intellectual property rights. Our business is heavily dependent on our intellectual property. We rely upon a combination of patent, copyright, trademark and trade secret laws and registrations and non-disclosure and other contractual and license arrangements to protect our intellectual property rights. The reverse engineering, unauthorized copying, or other misappropriation of our intellectual property could enable third parties to benefit from our technology without compensating us. Legal proceedings to enforce our intellectual property rights could be burdensome and expensive and could involve a high degree of uncertainty. In addition, legal proceedings may divert management's attention from growing our business. There can be no assurance that the steps we have taken to protect our intellectual property rights will be adequate to deter misappropriation of proprietary information, or that we will be able to detect unauthorized use by third parties and take appropriate steps to enforce our intellectual property rights. Further, we also license software from third parties for use as part of our products, and if any of these licenses were to terminate, we may experience delays in product shipment until we develop or license alternative software.

Others may claim that we infringe on their intellectual property rights. We may be subject to claims by others that our products infringe on their intellectual property rights, patents, copyrights or trademarks. These claims, whether or not valid, could require us to spend significant sums in litigation, pay damages, delay product shipments, reengineer our products, rename our products and rebuild name recognition or acquire licenses to such third-party intellectual property. We may not be able to secure any required licenses on commercially reasonable terms or secure them at all. We expect that these claims could become more frequent as more companies enter the market for network and application infrastructure performance management solutions. Any of these claims or resulting events could have a material and adverse impact on our business, operating results and financial condition.

We may fail to secure necessary additional financing. We may require significant capital resources to expand our business and remain competitive in the rapidly changing network performance management industry. We may invest in our operations as well as acquire complementary businesses, products or technologies. Our future success may depend in part on our ability to obtain additional financing to support our continued growth and operations. If our existing sources of liquidity are insufficient to satisfy our liquidity requirements, we may seek to raise capital by:

- issuing additional common stock or other equity instruments;
- issuing debt securities;
- obtaining additional lease financings; or
- increasing our lines of credit.

However, we may not be able to obtain additional capital when we want or need it, and capital may not be available on satisfactory terms. Furthermore, any additional capital may have terms and conditions that adversely affect our business, such as financial or operating covenants, or that may result in additional dilution to our stockholders.

We may not successfully complete acquisitions or integrate acquisitions we do make, which could impair our ability to compete and could harm our operating results. We may need to acquire complementary businesses, products or technologies to remain competitive or expand our business. We actively investigate and evaluate potential acquisitions of complementary businesses, products and technologies in the ordinary course of business. We may compete for acquisition opportunities with entities having significantly greater resources than us. As a result, we may not succeed in acquiring some or all businesses, products or technologies that we seek to acquire. Our inability to effectively consummate acquisitions on favorable terms could significantly impact our ability to effectively compete in our targeted markets and could negatively affect our results of operations.

Further acquisitions that we do complete could adversely impact our business. The potential adverse consequences from acquisitions, such as Quantiva, include:

- the potentially dilutive issuance of common stock or other equity instruments;
- the incurrence of debt and amortization expenses related to goodwill and other intangible assets;
- the incurrence of significant costs and expenses; or
- the potentially dilutive impact on our earnings per share.

Acquisition transactions also involve numerous business risks. These risks from acquisitions, such as Quantiva, include:

- difficulties in assimilating the acquired operations, technologies, personnel and products;
- difficulties in managing geographically dispersed and international operations;
- difficulties in assimilating diverse financial reporting and management information systems;
- the diversion of management's attention from other business concerns;
- the potential disruption of our business; and
- the potential loss of key employees, customers, distributors or suppliers.

Our estimates and judgments related to critical accounting policies could be inaccurate. We consider accounting policies related to revenue recognition, allowance for doubtful accounts receivable, valuation of inventories, valuation of goodwill and other intangible assets, capitalized software development costs, purchased software and internal use software, and income taxes to be critical in fully understanding and evaluating our financial results. Management makes certain significant accounting judgments and estimates related to these policies. Our business, operating results and financial condition could be materially and adversely impacted in future periods if our accounting judgments and estimates related to these critical accounting policies prove to be inaccurate.

Failure to manage growth properly and to implement enhanced automated systems could adversely impact our business. The growth in size and complexity of our business and our customer base has been and will continue to be a challenge to our management and operations. To manage further growth effectively, we must integrate new personnel and manage expanded operations. We must also implement a new Enterprise Resource Planning ("ERP") system in order to manage the growth and increasing complexity of our business operations and to continue to enhance our internal control over financial reporting in accordance with Sarbanes-Oxley. Our ERP selection process is complete and we began implementation efforts in the first quarter of our fiscal year ending March 31, 2006, with the new ERP system anticipated to be operational during the second half of our fiscal year 2007. If we are unable to manage our growth effectively, our costs, the quality of our products, the effectiveness of our sales organization and our retention of key personnel, our business, operating results and financial condition could be materially and adversely impacted.

The effectiveness of our disclosure and internal controls may be limited. Our disclosure controls and procedures and internal control over financial reporting may not prevent all errors and intentional misrepresentations. Any system of internal control can only provide reasonable assurance that all control objectives are met. Some of the potential risks involved could include but are not limited to management judgments, simple errors or mistakes, willful misconduct regarding controls or misinterpretation. There is no guarantee that existing controls will prevent or detect all material issues or that existing controls will be effective in future conditions, which could materially and adversely impact our financial results. Under Section 404 of Sarbanes-Oxley, we are required to evaluate and determine the effectiveness of our internal control over financial reporting. Compliance with this legislation requires management's attention and resources and will continue to cause us to incur significant expense. Management's assessment of our internal control over financial reporting may identify weaknesses that need to be addressed in our internal control over financial reporting or other matters that may raise concerns for investors. If we determine that we have material weaknesses in our internal control over financial reporting, our results of operations or financial condition may be materially adversely affected or the price of our common stock may decline.

Although we determined that the operating effectiveness of the Company's internal control over financial reporting as of March 31, 2006 was effective, in future years we may encounter problems or delays in completing the implementation of any changes necessary to attain a favorable assessment of our internal control over financial reporting or we may encounter problems or delays in completing the implementation of any required improvements. If in future annual reports we cannot favorably assess the effectiveness of our internal control over financial reporting, or if our independent auditors are unable to provide an unqualified attestation report on our assessment, the price of our common stock may decline.

In order to continue the enhancement of our internal control over financial reporting and to manage the growth and increasing complexity of our business, we are in the process of implementing a new ERP system that is expected to be operational in the second half of fiscal year 2007. If we are unable to implement this system successfully, improvements to our internal control over financial reporting could be adversely impacted and this could have a material and adverse impact on our financial results in the future.

The price of our common stock may decrease due to market volatility. The market price of our common stock has been highly volatile and has fluctuated significantly since the initial public offering of our common stock on August 12, 1999. The market price of our common stock may continue to fluctuate significantly in response to a number of factors, some of which are beyond our control. Trading activity of our stock has been thin, in part as a result of officers and directors and affiliates holding a significant percentage of our stock. In addition, the market prices of securities of technology companies have been extremely volatile and have experienced fluctuations that often have been unrelated or disproportionate to the operating performance of these companies. Also, broad market fluctuations could adversely impact the market price of our common stock, which in turn could cause impairment of goodwill that could materially and adversely impact our financial condition and results of operations.

Recently, when the market price of a stock has been volatile, holders of that stock have occasionally instituted securities class action litigation against the company that issues that stock. If any of our stockholders brought such a lawsuit against us, even if the lawsuit is without merit, we could incur substantial costs defending the lawsuit. The lawsuit could also divert the time and attention of our management.

Item 1B. Unresolved Staff Comments

We have no unresolved comments from the SEC.

Item 2. Properties

We currently lease approximately 175,000 square feet of space in an office building in Westford, Massachusetts, for our headquarters. The current lease will expire in September 2013 and we have an option to extend the lease for two additional five-year terms. We also lease office space in fourteen other cities throughout the world for our sales and support personnel, including 4,400 square feet of space in California. We also lease 14,309 square feet of office space for our engineering and support personnel in India. We believe that existing facilities are adequate to meet our foreseeable requirements or that suitable additional or substitute space will be available on commercially reasonable terms.

Item 3. Legal Proceedings

From time to time, NetScout is subject to legal proceedings and claims in the ordinary course of business. In the opinion of management, the amount of ultimate expense with respect to any current legal proceedings and claims will not have a material effect on our financial position, cash flows or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year ended March 31, 2006.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Price Range of Common Stock

We completed our initial public offering on August 17, 1999 at a price of $11.00 per share. Since that time, our common stock has traded on the Nasdaq National Market under the symbol NTCT. The following table sets forth, for the periods indicated, the high and low closing sales prices for the common stock. Such information reflects inter-dealer price, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ended	High	Low
Fiscal Year 2005:		
June 30, 2004	$8.84	$5.88
September 30, 2004	$6.87	$4.92
December 31, 2004	$7.67	$5.30
March 31, 2005	$6.74	$4.22
Fiscal Year 2006:		
June 30, 2005	$7.00	$3.65
September 30, 2005	$6.73	$5.13
December 31, 2005	$5.93	$5.13
March 31, 2006	$9.36	$5.40

As of May 25, 2006 we had 105 stockholders of record. We believe that the number of beneficial holders of our common stock exceeds 3,000.

Dividend Policy

In fiscal years 2006 and 2005, we did not declare any cash dividends and do not anticipate declaring cash dividends in the foreseeable future. In addition, the terms of our credit line agreement prohibit the payment of cash dividends on our capital stock. It is our intention to retain all future earnings for reinvestment to fund our expansion and growth. Any future cash dividend declaration will be at the discretion of our Board of Directors and will depend upon, among other things, our future earnings, general financial conditions, capital requirements, existing bank covenants and general business conditions.

Issuer Purchases of Equity Securities

During the fourth quarter of fiscal year 2006, we did not repurchase any shares of our outstanding common stock pursuant to the open market stock repurchase program further described below in Note 12 to the attached consolidated financial statements.

Item 6. Selected Financial Data

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set forth below should be read in conjunction with our audited consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included under Item 7 of this Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended March 31, 2006, 2005, and 2004 and the consolidated balance sheet data as of March 31, 2006 and 2005 are derived from audited consolidated financial statements included under Item 8 of this Annual Report on Form 10-K. The consolidated statement of operations data for the fiscal years ended March 31, 2003 and 2002 and the consolidated balance sheet data as of March 31, 2004, 2003 and 2002 have been derived from audited consolidated financial statements of NetScout that do not appear in this Annual Report on Form 10-K. The historical results are not necessarily indicative of the operating results to be expected in the future. Certain prior period amounts have been reclassified to conform with the current period presentation. During the fiscal year ended March 31, 2006, the Company reclassified $180,000, $722,000 and $722,000 of amortization expense related to software acquired through the acquisition of NextPoint Networks from operating expenses to cost of revenue in the statement of operations as previously reported in our Annual Report on Form 10-K for the fiscal year ended March 31, 2005 with respect to the fiscal years ended March 31, 2004, 2003 and 2002, respectively, as filed with the Securities and Exchange Commission on June 3, 2005. In addition, during the fiscal year ended March 31, 2006, the Company reclassified $918,000, $659,000, $401,000 and $142,000 of accrued rent escalation costs from current liabilities to long-term liabilities in the consolidated balance sheet as previously reported in our Annual Report on Form 10-K for the fiscal year ended March 31, 2005 with respect to the fiscal years ended March 31, 2005, 2004, 2003 and 2002, respectively, as filed with the Securities and Exchange Commission on June 3, 2005.

	Year ended March 31,				
	2006	2005	2004	2003	2002
Statement of Operations Data:	(In thousands, except per share data)				
Revenue:					
Product	$63,591	$51,352	$41,442	$41,696	$ 51,583
Service	34,101	32,124	28,331	24,527	21,102
License and royalty	184	1,738	1,761	5,435	9,599
Total revenue	97,876	85,214	71,534	71,658	82,284
Cost of revenue:					
Product	18,639	16,251	13,315	14,004	19,187
Service	4,928	4,384	4,243	4,565	3,628
Total cost of revenue	23,567	20,635	17,558	18,569	22,815
Gross profit	74,309	64,579	53,976	53,089	59,469
Operating expenses:					
Research and development	18,141	16,789	14,704	17,100	19,841
Sales and marketing	40,467	36,889	34,362	33,380	36,017
General and administrative	8,873	8,135	6,533	7,455	8,144
Amortization of other intangible assets	149	—	92	366	735
Amortization of goodwill	—	—	—	—	9,026
In-process research and development	143	—	—	—	—
Total operating expenses	67,773	61,813	55,691	58,301	73,763
Income (loss) from operations	6,536	2,766	(1,715)	(5,212)	(14,294)
Interest income and other expenses, net	2,627	1,053	703	1,153	1,956
Income (loss) before income tax expense (benefit)	9,163	3,819	(1,012)	(4,059)	(12,338)
Income tax expense (benefit)	3,366	949	(467)	(1,520)	(927)
Net income (loss)	$ 5,797	$ 2,870	$ (545)	$ (2,539)	$(11,411)
Basic net income (loss) per share	$ 0.19	$ 0.09	$ (0.02)	$ (0.08)	$ (0.39)
Diluted net income (loss) per share	$ 0.18	$ 0.09	$ (0.02)	$ (0.08)	$ (0.39)
Shares used in computing:					
Basic net income (loss) per share	31,041	30,572	30,155	29,897	29,533
Diluted net income (loss) per share	31,885	31,521	30,155	29,897	29,533

	March 31,				
	2006	2005	2004	2003	2002
			(In thousands)		
Balance Sheet Data:					
Cash, cash equivalents and short- and long-term marketable securities	$ 87,465	$ 83,863	$ 75,459	$ 71,265	$ 69,265
Working capital	72,998	76,978	65,200	69,484	60,531
Total assets	165,755	148,287	139,181	135,466	137,298
Total stockholders' equity	126,591	117,449	113,112	111,801	112,707

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the audited consolidated financial information and the notes thereto included in this Annual Report on Form 10-K. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Actual events or results may differ materially due to competitive factors and other factors discussed in Item 1A. *Risk Factors* and elsewhere in this Annual Report. These factors may cause our actual results to differ materially from any forward-looking statement.

Overview

NetScout Systems, Inc. ("NetScout" or the "Company") designs, develops, manufactures, markets, sells and supports a family of integrated products that enable performance management and optimization of complex, high-speed networks, enabling delivery of critical business applications and content efficiently to end-users. We manufacture and market these products in an integrated hardware and software solution that has been used by commercial enterprises, large governmental agencies and service providers worldwide. We have a single operating segment and substantially all of our identifiable assets are located in the United States.

NetScout was incorporated in 1984 as a consulting services company. In 1992, we began to develop, manufacture and market our first infrastructure performance management products. Our operations have been financed principally through cash provided by operations.

Our operating results are influenced by a number of factors, including the mix of products, services and licenses and royalties sold, pricing, costs of materials used in our products and the expansion of our operations during the fiscal year. Factors that affect our ability to maximize our operating results include: our ability to introduce and enhance existing products, marketplace acceptance of those new or enhanced products, continued expansion into international markets, and current economic conditions.

In fiscal year 2006, our total revenue increased $12.7 million to $97.9 million compared to $85.2 million in fiscal year 2005. In addition, our cost of revenue, increased by $3.0 million to $23.6 million compared to $20.6 million in fiscal year 2005. Gross profit of $74.3 million, or 75.9% of revenue, in fiscal year 2006 increased from $64.6 million, or 75.8% of revenue, in fiscal year 2005. Our gross margin is primarily impacted by the mix and volume of our product, service, license and royalty revenue. We realize significantly higher gross margins on license and royalty revenue relative to product and service revenue and higher gross margins on service revenue relative to product revenue.

Our operating expenses, which include research and development, sales and marketing, and general and administrative expenses, amortization of intangible and in-process research and development expenses increased in fiscal year 2006 by $6.0 million to $67.8 million, compared to $61.8 million in fiscal year 2005. Primary contributors to this increase in overall expenses were a $2.2 million increase in sales commissions which was mainly due to increased revenue attainment and higher attainment of sales incentive programs, a $2.0 million increase in personnel costs due to increased headcount, employee compensation, including incentive compensation, a $795,000 increase in stock-based compensation expense mainly due to the acquisition of Quantiva's business and the awarding of restricted stock units, and a $578,000 increase in marketing expenses.

Net income for fiscal year 2006 increased by $2.9 million to $5.8 million compared to a net income of $2.9 million for fiscal year 2005. This increase is primarily due to the increase in gross profit of $9.7 million that resulted from higher revenue attainment and the increase of $1.6 million in interest income due to higher interest rates, partially offset by the increase in operating expenses of $6.0 million and an increase in income tax expense of $2.4 million due to higher pre-tax income.

We are continuing to see significant benefit from operating leverage and remain focused on increasing our operating margin by growing revenue while containing expenses. This is largely driven by strong year-over-year revenue growth of 15% led by 24% product revenue growth, a positive indicator of the adoption of our *nGenius* solution within our customer base. In addition, we improved profitability, delivering a 100% increase in earnings over the fiscal year ended March 31, 2005. We continue to see increased focus by the market and our customers on the importance of application performance monitoring from within the network. As networks and applications become increasingly complex and web services and Service Oriented Architectures more pervasive our products are ideally positioned for this new paradigm. During fiscal year 2006 we released a number of new products including our important new technology initiative called High Definition Performance Management, which provides unparalleled application traffic visibility across the enterprise. This technology, combined with our *nGenius* Flow Recorder and our acquisition of substantially all of the assets of Quantiva, furthers our strategy to deliver automated analytical products to our customers. We also introduced a new, highly-scalable *nGenius* Performance Manager Appliance for NetFlow for the cost-effective monitoring and analyzing of large Cisco NetFlow-enabled network environments. The new Appliance is security-hardened and dedicated to aggregating and analyzing data from large deployments of Cisco's NetFlow routers and switches. The *nGenius* Performance Manager Appliance for NetFlow is available in Windows 2003 or Red Hat Linux platforms and scales to support data collected from thousands of NetFlow interfaces. We also released the *nGenius* Performance Manager Standby Server to support our customers' needs for high-availability of their business networks and applications during times of crisis. Addressing large commercial enterprises and government agencies' regulated requirements for business continuity, including disaster recovery, the *nGenius* Standby Server will help network administrators monitor network and application activity during a crisis by showing which systems and applications are on-line, which sites and users are able to continue to conduct business, and how business services are performing on backup or redundant networks and systems. The *nGenius* Performance Manager Standby Server maintains a frequently updated, replicated copy of the primary server's performance data and configuration settings so that if a primary server becomes unavailable, the administrator can quickly enable the standby server to assume control of all performance management processes. Fiscal year 2006 also featured the release of our *nGenius* OC-48 Packet-over-SONET probe for the performance management of high-speed optical core networks. The *nGenius* OC-48 probe addresses wireless carriers needs for visibility into converged IP-based voice, data, and video services as they deploy third-generation networks.

Critical Accounting Policies

NetScout considers accounting policies related to revenue recognition, allowance for doubtful accounts receivable, valuation of inventories, valuation of goodwill and other intangible assets, capitalization of software development costs, purchased software and internal use software, and income taxes to be critical in fully understanding and evaluating our financial results.

Revenue Recognition

Product revenue consists of sales of our hardware products and licensing of our software products. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is probable.

Service revenue consists primarily of fees from customer support agreements, consulting and training. NetScout generally provides three months of software support and 12 months of hardware support as part of product sales. Revenue related to the software support is recognized ratably over the three-month support period. Revenue related to the hardware support is recognized ratably over the 12-month support period. After the expiration of these initial support periods the customer may elect to purchase an extended support agreement that typically runs for an additional 12 months. Revenue from customer support agreements is recognized ratably over the support period. Revenue from consulting and training services is recognized as the work is performed.

License and royalty revenue consists primarily of royalties under license agreements by original equipment manufacturers that incorporate components of our data collection technology into their own products or reproduce and sell our software products. License revenue is recognized when delivery of the original equipment manufacturer's product has occurred and when we become contractually entitled to receive license fees, provided that such fees are fixed or determinable and collection is probable. Royalty revenue is recognized based upon reported product shipments by the license holder.

Multi-element arrangements are customer purchases of a combination of NetScout product and service offerings that may be delivered at various points in time. For multi-element arrangements, each element of the purchase is analyzed and a portion of the total purchase price is allocated to the undelivered elements, primarily support agreements and training, using vendor-specific objective evidence of fair value of the undelivered element. Under the residual method, the remaining portion of the purchase price is allocated to the delivered elements, generally hardware and licensed software products, regardless of any separate prices stated within the contract for each element. Vendor-specific objective evidence of fair value of the undelivered elements is based on the price customers pay when the element is sold separately.

Allowance for Doubtful Accounts Receivable

Accounts receivable is reduced by an allowance for doubtful accounts. Our standard payment terms are net 30 days. We monitor all accounts receivable balances of our customers and assess any collection issues as they arise. We believe our credit policies are prudent and reflect normal industry terms and business risk. At March 31, 2006, one customer accounted for 20% of our accounts receivable balance. At March 31, 2005, no one customer accounted for more than 10% of our accounts receivable balance. Historically, we have not experienced any significant non-performance by our customers nor do we anticipate non-performance by our customers in the future and, accordingly, typically we do not require collateral from our customers. On rare occasions we will require select international customers to provide a letter of credit. We perform credit checks on all potential new customers prior to acceptance of an order. We maintain allowances for doubtful accounts for possible losses resulting from the failure of our customers to make their required payments and any losses are recorded as general and administrative expenses. As of March 31, 2006 and 2005, our allowance for doubtful accounts was $44,000 and $34,000, respectively. The allowance for doubtful accounts is based upon our judgments and estimates of the uncollectability of specific accounts receivable, historical bad debts, customer credit-worthiness, current economic trends and customer concentrations. Significant judgments and estimates are made when establishing the allowance for doubtful accounts. If these accounting judgments and estimates prove to be materially inaccurate, our financial results could be materially and adversely impacted in future periods.

Valuation of Inventories

Inventories are stated at the lower of actual cost or their net realizable value. Cost is determined by using the first-in, first-out ("FIFO") method. Inventories consist primarily of raw materials and finished goods. Inventory carrying values are reduced to our estimate of net realizable value. As of March 31, 2006 and 2005, we recorded net realizable value adjustments of $606,000 and $587,000, respectively. We regularly monitor our inventories for potential obsolete and excess inventory. Our net realizable value adjustment is based upon our estimates of forecasts of unit sales, expected timing and impact of new product introductions, historical product demand, current economic trends, expected market acceptance of our products and expected customer buying patterns. We adjust the cost basis of inventory that has been written down to reflect the net realizable value. Significant judgments and estimates are made when establishing the net realizable value adjustment. If these accounting judgments and estimates prove to be materially inaccurate, our financial results could be materially and adversely impacted in future periods.

Valuation of Goodwill and Other Intangible Assets

The carrying value of goodwill was $36.6 million and $28.8 million as of March 31, 2006 and 2005, respectively. The increase of $7.7 million represents the excess purchase price paid by NetScout over the fair value of tangible and intangible assets acquired from Quantiva as of April 14, 2005, the closing date of the acquisition. Goodwill will be reviewed for impairment at the enterprise-level at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of our enterprise exceeds its fair value, the implied fair value of goodwill is compared with the carrying value of goodwill. If the carrying value of goodwill exceeds the implied fair value, an impairment loss is recorded in an amount equal to that excess.

We consider the market capitalization of our outstanding common stock versus our stockholders' equity as one indicator that may potentially trigger an impairment of goodwill analysis. At times, the market capitalization of our common stock may decline temporarily below our stockholders' equity; however, we do not believe that any temporary decline below our stockholders' equity would necessarily indicate impairment. If adverse economic or industry trends or decrease in customer demand result in a significant decline in our stock price for a sustained period in the future, we would need to assess an impairment loss. Significant judgments and estimates are made when assessing impairment. If these accounting judgments and estimates prove to be materially inaccurate, an asset may be determined to be impaired and our financial results could be materially and adversely impacted in future periods. Likewise, if a future event or circumstance indicates that an impairment assessment is required and an asset is determined to be impaired, our financial results could be materially and adversely impacted in future periods. As of March 31, 2006, based upon our review, we determined that there has been no goodwill impairment.

The carrying value of other intangible assets was $1.0 million and $0 as of March 31, 2006 and 2005, respectively. We account for our other intangible assets at historical cost. The carrying value of other intangible assets acquired in a business combination is recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. We amortize other intangible assets over their estimated useful lives on a straight-line basis. The Company's other intangible assets include software and non-compete agreements, resulting from the acquisition of Quantiva's business on April 14, 2005 (see Note 6 and Note 7).

In-process research and development was $143,000 fiscal year ended March 31, 2006 due to the acquisition of Quantiva's business. In-process research and development was identified and valued by management with the assistance of an independent valuation specialist. The amount assigned to in-process research and development was determined by identifying the specific projects that would be continued and for which technological feasibility had not been established as of the acquisition date and which had no alternative future use. The cost approach, as represented by time invested by Quantiva programmers, was used in valuing the in-process research and development. We recognize that the income approach is the preferable valuation methodology. However, due to the lack of a historical market for the technology, a meaningful cash flow projection could not be developed and therefore the cost approach was determined to be most appropriate.

Capitalization of Software Development Costs, Purchased Software and Internal Use Software

Costs incurred in the research and development of NetScout's products, including the various small point releases and small product enhancements that are released throughout each fiscal year, are expensed as incurred. Costs associated with the development of computer software are expensed prior to establishment of technological feasibility (as defined by SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed") and capitalized thereafter, until the related software products are available for first customer shipment. Judgment is required in determining the point at which technological feasibility has been met. Future major product enhancements, such as those included in our Performance Manager 2.0 release in fiscal year 2004, would be capitalized under the guidance of SFAS No. 86. Amortization of capitalized software development costs are charged to cost of revenue on a straight-line basis over two years. NetScout also capitalizes purchased software in accordance with SFAS No. 86.

As of March 31, 2006, capitalized software development costs were $1.6 million and accumulated amortization of such costs was $1.3 million, resulting in net capitalized software costs of $312,000. Capitalized software development costs are subject to an ongoing assessment of recoverability based upon anticipated future revenue for the software products and changes in product technologies. Unamortized capitalized software development costs that are determined to be in excess of the net realizable value of the software product will be expensed in the period in which such a determination is made. Significant judgments and estimates are made when assessing the net realizable value of the unamortized software development costs. If our accounting judgments and estimates prove to be materially inaccurate, we may expense such software development costs immediately and our financial results could be materially and adversely impacted in future periods. During the twelve months ended March 31, 2006, NetScout met technological feasibility for its *nGenius* Analytics product. Capitalized costs to date include payroll and payroll related costs for employees who are directly associated with and devote time to the project and who are working on software development tasks eligible for capitalization, such as design requirements, development, infrastructure, testing and project management. General and administrative costs and overhead costs are not capitalized. As of March 31, 2006, capitalized software development costs for the *nGenius* Analytics product totaled $312,000. Amortization of software development costs will be recorded on a straight-line basis over two years once the project is ready for sale to the general public which is anticipated to be in the first quarter of fiscal year 2007.

During the twelve months ended March 31, 2006, NetScout capitalized $1.3 million of purchased software obtained in connection with the acquisition of Quantiva's business (Note 6). Purchased capitalized software is included on the balance sheet within other intangible assets, net. Amortization of capitalized purchased software is recorded on a straight-line basis over three years from the date of the purchase. Amortization was $401,000 for the twelve months ended March 31, 2006. The Company considered the economic consumption method alternative for amortizing these costs and determined that the straight-line method was preferable given the amount of subjectivity involved in projecting the timing of cash flows related to the acquired Quantiva software.

NetScout is implementing a new Enterprise Resource Planning, or ERP, system in order to manage better the growth and increasing complexity of our business and to enhance the effectiveness and efficiency of our internal control over financial reporting. Certain costs that are incurred in the procurement and development of this ERP system are capitalized in accordance with SOP 98-1 ("Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"). Preliminary project planning costs associated with the project were expensed as incurred. Once we executed contracts with third parties and committed to develop the software system, capitalization of eligible costs began. Capitalized costs to date include fees paid for the purchase of software, fees paid to third parties to develop customizations to the software during the application development stage, and payroll and payroll related costs for employees who are directly associated with and devote time to the software project and who are working on software development tasks such as design requirements, development, infrastructure, testing and project management. General and administrative costs and overhead costs are not capitalized. As of March 31, 2006, capitalized software costs relating to the ERP system implementation totaled $1.8 million. Amortization of internal use software will be recorded on a straight-line basis over five years once the project is substantially complete and ready for its intended use, which is currently expected to be in fiscal year 2007.

Income Taxes

NetScout estimates the quarterly income tax expense based on our projected annual effective tax rate. Significant judgments and estimates are made when assessing NetScout's projected annual effective tax rate. In addition, we may record certain tax reserves to address potential exposures involving our tax positions. Our estimate of the value of our tax reserves contains assumptions based on past experiences and judgments about the interpretation of statutes, rules and regulations by taxing jurisdictions. If these judgments and estimates prove to be materially inaccurate, our tax rate could fluctuate significantly and our financial results could be materially and adversely impacted in the future.

NetScout recognizes deferred income tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities as well as an acquired or incurred net operating loss carryforward amounts. We make an assessment of the likelihood that our deferred income tax assets will be recovered from future taxable income, and, to the extent that recovery is not believed to be more likely than not, a valuation allowance is established. All available evidence, both positive and negative, is considered in the determination of recording a valuation allowance. We consider future taxable income and ongoing tax planning strategies when assessing the need for a valuation allowance. We believe future taxable income will be sufficient to realize the deferred tax benefit of the net deferred tax assets.

As of March 31, 2006, deferred income tax assets were $7.8 million, consisting primarily of $381,000 of federal net operating loss carryforwards and $372,000 of federal research and development tax credits, which begin to expire in fiscal year 2012, and $6.5 million of other temporary book and tax accounting differences (Note 15). Significant accounting judgments and estimates are made when determining whether it is more likely than not that our deferred income tax assets will not be realized and, accordingly, require a valuation allowance. If these judgments and estimates prove to be materially inaccurate, a valuation allowance may be required and our financial results could be materially and adversely impacted in the future. If we determine that we will not be able to realize some or all of the deferred income taxes in the future, an adjustment to the deferred income tax assets will be charged to income tax expense in the period such determination is made.

Results of Operations

The following table sets forth, for the periods indicated, the percentage of total revenue of certain line items included in our Statements of Operations:

NetScout Systems, Inc.
Statements of Operations
Percentages of Total Revenue

	Fiscal Year Ended March 31,		
	2006	2005	2004
Revenue:			
Product	65.0%	60.3%	57.9%
Service	34.8	37.7	39.6
License and royalty	0.2	2.0	2.5
Total revenue	100.0	100.0	100.0
Cost of revenue:			
Product	19.1	19.1	18.6
Service	5.0	5.1	5.9
Total cost of revenue	24.1	24.2	24.5
Gross margin	75.9	75.8	75.5
Operating expenses:			
Research and development	18.5	19.7	20.6
Sales and marketing	41.3	43.3	48.0
General and administrative	9.1	9.5	9.1
Amortization of other intangible assets	0.2	—	0.2
In-process research and development	0.1	—	—
Total operating expenses	69.2	72.5	77.9
Income (loss) from operations	6.7	3.3	(2.4)
Interest income and other expenses, net	2.7	1.2	1.0
Income (loss) before income tax expense (benefit)	9.4	4.5	(1.4)
Income tax expense (benefit)	3.4	1.1	(0.6)
Net income (loss)	6.0%	3.4%	(0.8%)

Fiscal Years Ended March 31, 2006 and 2005

Revenue

Product revenue consists of sales of our hardware products and licensing of our software products. Service revenue consists of customer support agreements, consulting and training. License and royalty revenue consist of royalties under license agreements by original equipment manufacturers who incorporate components of our data collection technology into their own products or who reproduce and sell our software products. No one customer or indirect channel partner accounted for more than 10% of our total revenue during fiscal years ended March 31, 2006 and 2005.

	Fiscal Year Ended March 31,		Percentage Change
	2006	2005	
	(Dollars in thousands)		
Revenue:			
Product	$63,591	$51,352	24%
Service	34,101	32,124	6%
License and royalty	184	1,738	(89)%
Total revenue	$97,876	$85,214	15%

Product. The 24% or $12.2 million increase in product revenue, which includes hardware and software products, was primarily due to an increase of approximately 13% in average selling price per unit due to product mix during the fiscal year ended March 31, 2006 and an increase of approximately 10% in unit sales.

Service. The 6% or $2.0 million increase in service revenue was primarily due to an increase in the number of customer support agreements attributable to new product sales, combined with continued renewals of customer support agreements from our expanding product installed base. Certain older probe products were removed from service eligibility during fiscal year 2006 and others will be removed in fiscal year 2007.

License and royalty. The 89% or $1.6 million decrease in license and royalty revenue was primarily due to Cisco's discontinuation of reselling Real Time Monitor as of February 8, 2005. There will be no future royalty revenue from Cisco related to this reseller agreement.

Total product and service revenue from direct channels and product, service and license and royalty revenue from indirect channels are as follows:

	Fiscal Year Ended March 31,				Percentage Change
	2006		2005		
	(Dollars in thousands)				
Channel mix:					
Indirect	$59,626	61%	$46,834	55%	27%
Direct	38,250	39	38,380	45	— %
Total Revenue	$97,876	100%	$85,214	100%	15%

Revenue from indirect channels increased 27% as a result of continued focus on resellers both domestically and internationally.

Sales outside North America are primarily export sales through indirect channel partners, who are generally responsible for distributing our products and providing technical support and service to customers within their territory. All sales arrangements are transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside North America that are shipped to our North American-based indirect channel partners. These domestic resellers fulfill customer orders based upon joint selling efforts in conjunction with our direct sales force and may subsequently ship our products to international locations; however, we report these shipments as North America revenue since NetScout ships the products to a domestic location.

Revenue was distributed geographically as follows:

	Fiscal Year Ended March 31,				Percentage Change
	2006		2005		
	(Dollars in thousands)				
Geographic mix:					
North America	$77,852	80%	$69,748	82%	12%
International:					
Europe – Middle East – Africa	14,790	15	11,405	13	30%
Asia – Pacific – Other	5,234	5	4,061	5	29%
Subtotal International:	20,024	20	15,466	18	29%
Total Revenue	$97,876	100%	$85,214	100%	15%

Revenue from sales outside North America increased 29% as a result of continued sales and marketing focus in international regions. NetScout expects revenue from sales outside North America to continue to account for a significant portion of our total revenue in the future.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of material components, personnel expenses, media duplication, manuals, packaging materials, licensed technology fees, overhead and amortization of capitalized software. Cost of service revenue consists primarily of personnel, material, overhead and support costs.

	Fiscal Year Ended March 31,		Percentage Change
	2006	2005	
	(Dollars in thousands)		
Cost of revenue:			
Product	$18,639	$16,251	15%
Service	4,928	4,384	12%
Total cost revenue	$23,567	$20,635	14%
Gross profit:			
Product $	$44,952	$35,101	28%
Product %	71%	68%	
Service $	29,173	27,740	5%
Service %	86%	86%	
License and royalty $	184	1,738	(89)%
License and royalty %	100%	100%	
Total gross profit $	$74,309	$64,579	15%
Total gross margin %	76%	76%	

Product. The 15% or $2.4 million increase in cost of product revenue corresponds with the 24% or $12.2 million increase in product revenue and an approximate 5% increase in average cost per unit during fiscal year 2006. In addition, in the fiscal year ended March 31, 2006, we recorded $259,000 in inventory write-downs for slow moving items. Product gross margin percentage increased by 3 points to 71% from 68% due to volume efficiencies realized by revenue increases and due to the mix of higher margin product sales in the twelve months ended March 31, 2006.

Service. The 12% or $544,000 increase in cost of service revenue was primarily due to a $429,000 increase in personnel costs due to increased employee compensation, including incentive compensation and a $56,000 increase in travel expenses. The 5% or $1.4 million increase in service gross profit corresponds with the 6% or $2.0 million increase in service revenue offset by the 12% or $544,000 increase in cost of service revenue.

Gross profit. Our gross profit in absolute dollars increased 15% or $9.7 million. This increase was primarily due to the $12.2 million increase in product revenue, offset by the associated $2.4 million increase in product costs and the $2.0 million increase in service revenue, offset by the associated $544,000 increase in service costs. Offsetting the increase in product and service gross profit was the $1.6 million decrease in royalty revenue.

Operating Expenses

Research and development. Research and development expenses consist primarily of personnel expenses, fees for outside consultants, overhead and related expenses associated with the development of new products and the enhancement of existing products.

	Fiscal Year Ended March 31,				Percentage Change
	2006		2005		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Research and development	$18,141	19%	$16,789	20%	8%

The 8% or $1.4 million increase in research and development expenses was primarily due to a $1.4 million increase in personnel expenses due to increased employee base compensation, including an increase in employee incentive compensation and the increase in headcount associated with the four persons hired in connection with the purchase of Quantiva's business and other limited hiring. Average headcount in research and development was 109 and 102 for the fiscal years ended March 31, 2006 and 2005, respectively.

Sales and marketing. Sales and marketing expenses consist primarily of personnel expenses, overhead and other expenses associated with marketing programs such as trade shows, seminars, advertising and new product launch activities.

	Fiscal Year Ended March 31,				Percentage Change
	2006		2005		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Sales and marketing	$40,467	41%	$36,889	43%	10%

The 10% or $3.6 million increase in total sales and marketing expenses was primarily due to a $2.2 million increase in sales commission expense that was mainly due to increased revenue attainment and higher attainment of sales incentive programs, a $457,000 increase in sales travel, and a $229,000 increase in stock-based compensation expenses. Average headcount in sales and marketing was 145 and 147 for the fiscal years ended March 31, 2006 and 2005, respectively.

General and administrative. General and administrative expenses consist primarily of personnel expenses for executive, financial, legal and human resource employees, overhead and other corporate expenditures.

	Fiscal Year Ended March 31,				Percentage Change
	2006		2005		
	(Dollars in thousands)	% of Revenue		% of Revenue	
General and administrative	$8,873	9%	$8,135	10%	9%

The 9% or $738,000 increase in general and administrative expense was primarily due to an $559,000 increase in personnel expenses mainly due to three factors: increased headcount to support compliance with Sarbanes-Oxley, an increase in employee base compensation and an increase in employee incentive compensation. The increase in general and administrative expense was also due to a $131,000 increase in stock-based compensation expense. Average headcount in general and administrative was 56 and 52 for the fiscal years ended March 31, 2006 and 2005, respectively.

Amortization of other intangible assets. Amortization of other intangible assets relates to the acquisition of Quantiva's business in the first quarter of fiscal 2006.

	Fiscal Year Ended March 31,				Percentage Change
	2006		2005		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Amortization of other intangible assets	$149	—	$—	—%	100%

In-process research and development. In-process research and development represents the various projects and technologies acquired in the acquisition of Quantiva's business for which technological feasibility had not been established as of the acquisition date and that had no alternative future use.

	Fiscal Year Ended March 31,				Percentage Change
	2006		2005		
	(Dollars in thousands)	% of Revenue		% of Revenue	
In-process research and development	$143	—	$—	—%	100%

Interest Income and Other Expenses, Net

Interest income includes interest earned on our cash, cash equivalents and marketable securities and restricted investments. Other expenses, net includes gain (loss) on disposal of equipment and various interest expense.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Interest income and other expenses, net	$2,627	3%	$1,053	1%	150%

The 150% or $1.6 million increase in interest income and other expenses, net was primarily due to higher market interest rates on cash, cash equivalents and marketable securities.

Income Tax Expense

The annual effective tax rate for the fiscal year 2006 is 36.7%, compared to an annual effective tax rate of 24.9% for the fiscal year 2005. Generally, the annual effective tax rates differ from the federal statutory and state tax rates primarily due to the impact of federal and state tax credits. We recorded a discrete income tax benefit of $440,000 during the fiscal year ended March 31, 2005 as a result of the resolution of a federal income tax audit. This discrete tax benefit significantly lowered our annual effective tax rate to 24.9% for fiscal year 2005.

	Fiscal Year Ended March 31,				Percentage Change
	2006		2005		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Income tax expense	$3,366	3%	$949	1%	255%

Net Income

Net income for the fiscal years ended March 31, 2006 and 2005 is as follows:

	Fiscal Year Ended March 31,				Percentage Change
	2006		2005		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Net income	$5,797	6%	$2,870	3%	102%

The $2.9 million increase in net income during the fiscal year ended March 31, 2006 was mainly attributable to the increases in product and service gross profits of $9.9 million and $1.4 million, respectively, partially offset by a decrease in royalty revenue of $1.6 million, an increase in personnel costs of $2.0 million, increase in sales commissions of $2.2 million and an increase in income tax expense of $2.4 million.

Fiscal Years Ended March 31, 2005 and 2004

Revenue

Product revenue consists of sales of our hardware products and licensing of our software products. Service revenue consists of customer support agreements, consulting and training. License and royalty revenue consist of royalties under license agreements by original equipment manufacturers who incorporate components of our data collection technology into their own products or who reproduce and sell our software products. No one customer or indirect channel partner accounted for more than 10% of our total revenue during fiscal years ended March 31, 2005 and 2004.

	Fiscal Year Ended March 31,		Percentage Change
	2005	2004	
	(Dollars in thousands)		
Revenue:			
Product	$51,352	$41,442	24%
Service	32,124	28,331	13%
License and royalty	1,738	1,761	(1)%
Total revenue	$85,214	$71,534	19%

Product. The 24% or $9.9 million increase in product revenue, which includes hardware and software products, was primarily due to an approximately 9% increase in average selling price per unit due to product mix during the fiscal year ended March 31, 2005 and an increase of approximately 14% in unit sales.

Service. The 13% or $3.8 million increase in service revenue was primarily due to an increase in the number of customer support agreements attributable to new product sales, combined with continued renewals of customer support agreements from our expanding product installed base.

License and royalty. The 1% or $23,000 decrease in license and royalty revenue was primarily due to a decrease in unit sales by Cisco.

Total product and service revenue from direct channels and product, service and license and royalty revenue from indirect channels are as follows:

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)				
Channel mix:					
Indirect	$46,834	55%	$35,521	50%	32%
Direct	38,380	45	36,013	50	7%
Total Revenue	$85,214	100%	$71,534	100%	19%

Revenue from indirect channels increased 32% as a result of continued focus on resellers both domestically and internationally.

Sales outside North America are primarily export sales through indirect channel partners, who are generally responsible for distributing our products and providing technical support and service to customers within their territory. All sales arrangements are transacted in United States dollars. Our reported international revenue does not include any revenue from sales to customers outside North America that are shipped to our North American-based indirect channel partners. These domestic resellers fulfill customer orders based upon joint selling efforts in conjunction with our direct sales force and may subsequently ship our products to international locations; however, we report these shipments as North America revenue since NetScout ships the products to a domestic location.

Revenue was distributed geographically as follows:

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)				
Geographic mix:					
North America	$69,748	82%	$57,868	81%	21%
International:					
Europe – Middle East – Africa	11,405	13	9,906	14	15%
Asia – Pacific – Other	4,061	5	3,760	5	8%
Subtotal International:	15,466	18	13,666	19	13%
Total Revenue	$85,214	100%	$71,534	100%	19%

Revenue from sales outside North America increased 13% as a result of continued sales and marketing focus in international regions.

Cost of Revenue and Gross Profit

Cost of product revenue consists primarily of material components, personnel costs, media duplication, manuals, packaging materials, licensed technology fees, overhead and amortization of capitalized software. Cost of service revenue consists primarily of personnel, material, overhead and support costs.

	Fiscal Year Ended March 31,		Percentage Change
	2005	2004	
	(Dollars in thousands)		
Cost of revenue:			
Product	$16,251	$13,315	22%
Service	4,384	4,243	3%
Total cost revenue	$20,635	$17,558	18%
Gross profit:			
Product $	$35,101	$28,127	25%
Product %	68%	68%	
Service $	27,740	24,088	15%
Service %	86%	85%	
License and royalty $	1,738	1,761	(1)%
License and royalty %	100%	100%	
Total gross profit $	$64,579	$53,976	20%
Total gross margin %	76%	75%	

Product. The 22% or $2.9 million increase in cost of product revenue corresponds with the 24% or $9.9 million increase in product revenue during fiscal year 2005. Product gross margin percentage remained relatively constant at 68%.

Service. The 3% or $141,000 increase in cost of service revenue was primarily due to a $43,000 increase in personnel costs due to increased employee base compensation and employee incentive compensation and a $31,000 increase in support expenses. We continue to expand our India operations in an effort to enhance our customer support organization while maximizing cost efficiencies. The 15% or $3.7 million increase in service gross margin corresponds with the 13% or $3.8 million increase in service revenue offset by the 3% or $141,000 increase in cost of service revenue.

Gross profit. Our 19% or $10.4 million increase in gross profit was primarily due to an increase in product profit of $6.8 million and service profit of $3.7 million, which resulted from increased product and service revenue. The benefit gained from the increase in product and service margin percentages was partially offset by decreased license and royalty revenue margin contribution of $23,000 and an increase in amortization of capitalized software of $221,000.

Also, our gross margin is primarily impacted by volume and further by the mix of product, service, and license and royalty revenue. We realize significantly higher gross margins on license and royalty revenue relative to product and service revenue and higher gross margins on service revenue relative to product revenue.

Operating Expenses

Research and development. Research and development expenses consist primarily of personnel expenses, fees for outside consultants, overhead and related expenses associated with the development of new products and the enhancement of existing products.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Research and development	$16,789	20%	$14,704	21%	14%

The 14% or $2.1 million increase in research and development expenses was primarily due the capitalization of software development costs of $1.3 million during the fiscal year ended March 31, 2004, a $312,000 increase in personnel costs due to increased employee base compensation and employee incentive compensation, and a 100% or $570,000 increase in engineering consulting costs associated with new hardware product development to expand our *nGenius* product line, offset by a 100% or $88,000 decrease in our user group expenses. The user group was reorganized into a user forum event and related expenses were appropriately classified as sales and marketing expenses for the fiscal year ended March 31, 2005 because the event's focus is now to promote and network best practices across the NetScout user community. Average headcount in research and development was 102 and 100 for the fiscal years ended March 31, 2005 and 2004, respectively.

Sales and marketing. Sales and marketing expenses consist primarily of personnel expenses, overhead and other expenses associated with marketing programs such as trade shows, seminars, advertising and new product launch activities.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Sales and marketing	$36,889	43%	$34,362	48%	7%

The 7% or $2.5 million increase in total sales and marketing expenses was primarily due to a 29% or $1.9 million increase in sales commission expense that was mainly due to increased revenue attainment and higher attainment of incentive programs and an increase of $697,000 in employee compensation due to employee incentive compensation. Average headcount in sales and marketing was 147 and 144 for the fiscal years ended March 31, 2005 and 2004, respectively.

General and administrative. General and administrative expenses consist primarily of personnel expenses for executive, financial, legal and human resource employees, overhead and other corporate expenditures.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
General and administrative	$8,135	10%	$6,533	9%	25%

The 25% or $1.6 million increase in general and administrative expense was primarily due to an $881,000 increase in personnel costs due to increased headcount to support compliance with Sarbanes-Oxley, increased employee base compensation and employee incentive compensation, and an 88% or $745,000 increase in professional services, mainly due to efforts associated with compliance with Sarbanes-Oxley. Average headcount in general and administrative was 52 and 49 for the fiscal years ended March 31, 2005 and 2004, respectively.

Amortization of other intangible assets. Amortization of other intangible assets relates to the acquisition of NextPoint Networks in fiscal year 2001. Other intangible assets were fully amortized as of June 30, 2003 and no amortization occurred after that date.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Amortization of other intangible assets	$—	—	$92	— %	(100)%

Interest Income and Other Expenses, Net

Interest income includes interest earned on our cash, cash equivalents and marketable securities and restricted investments. Other expenses, net includes gain (loss) on disposal of equipment and various interest expense.

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Interest income and other expenses, net	$1,053	1%	$703	1%	50%

The 50% or $350,000 increase in interest income and other expenses, net was primarily due to higher market interest rates on cash, cash equivalents and marketable securities and, to a lesser extent, due to higher average marketable securities balances.

Income Tax Expense (Benefit)

The annual effective tax rate was 24.9% for the fiscal year ended March 31, 2005, compared to an annual effective tax rate of (46.1%) for the fiscal year ended March 31, 2004. Generally, our annual effective tax rates differ from the federal statutory and state tax rates primarily due to the impact of federal and state tax credits. In the fiscal year ended March 31, 2005, we recorded a discrete income tax benefit of $440,000 as a result of the resolution of a federal income tax audit. This discrete tax benefit significantly lowered our annual effective tax rate to 24.9%

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Income tax expense (benefit)	$949	1%	$(467)	(1)%	303%

Net Income (Loss)

Net income (loss) for the fiscal years ended March 31, 2005 and 2004 is as follows:

	Fiscal Year Ended March 31,				Percentage Change
	2005		2004		
	(Dollars in thousands)	% of Revenue		% of Revenue	
Net income (loss)	$2,870	3%	$(545)	(1)%	627%

The $3.4 million increase in net income during the fiscal year ended March 31, 2005 was mainly attributable to the increases in product and service gross profits of $6.8 million and $3.7 million, respectively, partially offset by a decrease in the capitalization of software development costs of $1.3 million, increase in personnel costs of

$1.9 million, increase in sales commissions of $1.9 million, increase in income tax expense of $1.4 million, increase in professional services of $745,000, mainly due to efforts associated with compliance with Sarbanes-Oxley, and increase in engineering consulting costs of $570,000.

Contractual Obligations

As of March 31, 2006, we had the following current contractual obligations:

Payment due by period (Dollars in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations	$25,259	$3,513	$6,940	$6,657	$8,149
Total contractual obligations	$25,259	$3,513	$6,940	$6,657	$8,149

We lease facilities and certain equipment under operating lease agreements extending through September 2013 for a total of $25.3 million.

Off-Balance Sheet Arrangements

We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

Guarantor's Agreements

The Company warrants that its software and hardware products will substantially conform to the documentation accompanying such products on their original date of shipment. For software, which also includes firmware, the standard warranty commences upon shipment and expires ninety (90) days thereafter. For hardware, the standard warranty commences upon shipment and expires twelve (12) months thereafter. This warranty is subject to various exclusions which include but are not limited to non-conformance resulting from modifications made to the software or hardware by a party other than the Company or damage to hardware caused by a power surge or a force majeure event. The Company also warrants that all support services shall be performed in a good and workmanlike manner. The Company believes that its product and support services warranties are consistent with commonly accepted industry standards. No warranty cost information is presented since no warranty costs are accrued. Instead, service revenue associated with warranty is deferred at the time of a hardware or software sale and is recognized over the warranty period.

Contracts that the Company enters into in the ordinary course of business may contain indemnification provisions. Pursuant to these agreements, the Company may agree to defend any third party claims brought against a partner or direct customer claiming infringement of such third party's (i) U.S. patent and/or EU or other selected countries' patents, (ii) Berne convention member country copyright, and/or (iii) U.S., EU and/or OHIM trademark or intellectual property rights. Moreover, this indemnity may require the Company to pay any damages awarded against the partner or direct customer in such type of lawsuit as well as reimburse the partner or direct customer for any reasonable attorney's fees incurred by them from the lawsuit.

On limited occasions, the Company may agree to provide other forms of indemnification to partners or direct customers, such as indemnification that would obligate the Company to defend and pay any damages awarded to a third party against a partner or direct customer based on a lawsuit alleging that such third party has suffered personal injury and/or tangible property damage legally determined to have been caused by negligently designed or manufactured products.

The term associated with these indemnification agreements is generally perpetual. The maximum potential amount of future payments that the Company could be required to pay arising from indemnification agreements may be limited to a certain monetary value. However, the monetary exposure associated with the majority of these indemnification agreements is unlimited. Historically, the Company has incurred no costs to defend lawsuits or settle claims relating to such indemnity agreements and believes the estimated fair value of these agreements is immaterial. If the Company were to have to defend a lawsuit and settle claims, the costs could potentially have a material impact on the Company's financial results.

Liquidity and Capital Resources

Cash, cash equivalents, and marketable securities consist of the following:

	Year Ending March 31,		
	2006	2005	2004
	(Dollars in thousands)		
Cash and cash equivalents	$61,676	$57,070	$19,011
Short-term marketable securities	19,810	26,793	50,432
Long-term marketable securities	5,979	—	6,016
Cash, cash equivalents, and marketable securities	$87,465	$83,863	$75,459

We have a line of credit with a bank, which allows us to borrow up to $10.0 million for working capital purposes and to obtain letters of credit. Amounts available under the line of credit are a function of eligible accounts receivable, bear interest at the bank's prime rate and are collateralized by our inventory and accounts receivable. As of March 31, 2006, we had a letter of credit secured under the line aggregating $3.2 million relating to our current principal operating lease for our corporate headquarters. No other amounts were outstanding under the line of credit. Under the agreement we are required to comply with certain financial covenants, which require that NetScout maintain minimum amounts of liquidity, the most restrictive of which is a minimum tangible net worth of no less than $70 million. As of March 31, 2006, we were in compliance with all such covenants.

Cash, cash equivalents, and marketable securities increased by $3.6 million from March 31, 2005 to March 31, 2006. While cash and cash equivalents increased by $4.6 million, short- and long-term marketable securities decreased in total by $1.0 million.

Cash and cash equivalents were impacted by the following:

	Year Ending March 31,		
	2006	2005	2004
	(Dollars in thousands)		
Net cash provided by operating activities	$ 15,623	$10,457	$ 5,865
Net cash provided by (used in) investing activities	(13,339)	26,114	(32,046)
Net cash provided by financing activities	2,322	1,488	1,369

Net cash provided by operating activities.

Net cash provided by operating activities amounted to $15.6 million during the fiscal year ended March 31, 2006. The primary sources of operating cash flow in the fiscal year ended March 31, 2006 included net income of $5.8 million, adjusted to exclude the effects of non-cash items of $7.4 million, an increase of $2.8 million in accrued compensation and other expenses primarily as a result of incentive compensation and sales commissions, and an increase in deferred revenue of $4.0 million mainly due to an increase in the number of customer support agreements attributable to new product sales generated over the last fiscal year combined with continued renewals of customer support agreements from the expanding product installed base, offset by a $4.9 million increase in accounts receivables as a result of the timing of sales within the fiscal year ended March 31, 2006.

Net cash provided by operating activities amounted to $10.5 million during the fiscal year ended March 31, 2005. The primary sources of operating cash flow in the fiscal year ended March 31, 2005 included net income of $2.9 million, adjusted to exclude the effects of non-cash items of $3.7 million, an increase of $2.7 million in accrued compensation and other expenses primarily as a result of the timing of payroll cycles and non-sales incentive compensation and sales commissions, and an increase in deferred revenue of $2.0 million mainly due to an increase in the number of customer support agreements attributable to new product sales generated over the last fiscal year combined with continued renewals of customer support agreements from the expanding product installed base, a reduction of $252,000 in inventory due to inventory management and an increase of $536,000 in accounts payable due to the timing of payments, offset by an increase of $1.0 million in accounts receivable as a result of the timing of sales within the fiscal year ended March 31, 2005 and an increase of $842,000 in prepaids and other current assets mainly due to various prepayments of software maintenance contracts, marketing and sales events and restricted investments.

Net cash provided by operating activities amounted to $5.9 million during the fiscal year ended March 31, 2004. The primary sources of operating cash flow in the fiscal year ended March 31, 2004 included the net loss of $545,000, adjusted to exclude the effects of non-cash items of $3.8 million, a decrease of $1.1 million in accounts receivable as a result of collection activities, an increase of $581,000 in accounts payable due to the timing of payments, an increase of $1.1 million in accrued compensation and other expenses primarily as a result of the timing of payroll cycles, and an increase of $732,000 in deferred revenue primarily as a result of an increase in the number of customer support agreements attributable to new product sales generated over the last year combined with continued renewals of customer support agreements from our expanding product installed base, offset by an increase of $384,000 in inventory due to the timing of inventory purchases.

Net cash provided by (used in) investing activities.

For the fiscal years ended March 31, 2006, 2005 and 2004, cash (used in) provided by investing activities reflects the purchase of marketable securities of $73.3 million, $68.6 million and, $129.2 million, respectively, offset by the proceeds from the maturity of marketable securities due to cash management activities of $74.3 million, $98.1 million and $100.2 million, respectively, and the purchase of fixed assets to support our infrastructure of $3.2 million, $3.4 million and $1.7 million, respectively, and the capitalized expenditure for internal use of software of $1.4 million, $403,000 and $0, respectively. The increase of purchases of fixed assets year over year is mainly due to the investment in our infrastructure as we prepare for future growth. We anticipate that our investment in our infrastructure will continue in future quarters. For the fiscal year ended March 31, 2006, net cash provided by (used in) investing activities also reflects the acquisition of Quantiva's business for $9.5 million in cash consideration. Also, for the fiscal year ended March 31, 2004, cash (used in) provided by investing activities was reduced by the investment in capitalized software development costs related to *nGenius* Performance Manager 2.0 of $1.3 million.

Net cash provided by financing activities.

For the fiscal years ended March 31, 2006, 2005 and 2004, cash provided by financing activities was mainly due to proceeds from the issuance of common stock in connection with the exercise of stock options and the employee stock purchase plan of $2.3 million, $1.5 million and $1.5 million respectively. For the fiscal year ended March 31, 2004, cash provided by financing activities also reflected the purchase of treasury stock of $124,000, in connection with our open market stock repurchase program. On September 17, 2001, NetScout announced an open market stock repurchase program that enables NetScout to purchase up to 1 million shares of its outstanding common stock, subject to market conditions and other factors. Through the fiscal year ended March 31, 2006, NetScout repurchased 158,000 shares of its common stock as treasury stock related to our open market stock repurchase program. Cash to be used under this program in the future is undeterminable at this point in time.

We believe that our cash balances, marketable securities classified as available-for-sale and any future cash flows generated by operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If demand for our product were to decrease substantially, our ability to generate cash flow sufficient for our short-term working capital and expenditure needs could be materially impacted.

Additionally, a portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies. If our existing sources of liquidity are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities. The sale of additional equity or debt securities could result in additional dilution to our stockholders.

Recent Accounting Standards

In December 2004, the FASB issued SFAS No.123(R), "Share-Based Payment." This statement will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This statement covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans, and replaces FASB SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement 123, as originally issued in 1995, established a fair-value-based method of accounting for share-based payment transactions with employees as the preferred methodology. However, that statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers of which the Company is not one) will be required to apply SFAS No. 123(R) as of the annual reporting period that begins after June 15, 2005. In May 2005, the Company approved the acceleration of vesting of all stock options issued on or before December 31, 2004 that become exercisable on or after April 1, 2006, so that all such options became exercisable on March 31, 2006. Despite these accelerations, SFAS No. 123(R) will impact the Company's financial statements upon adoption. The Company is continuing to evaluate the financial statement impact of adopting this standard.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – Amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have any effect on the Company's financial position or operating results.

In May 2005, FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS No. 154 will have any effect on the Company's financial position or operating results.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We consider all highly liquid marketable securities purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities. Cash equivalents and short-term marketable securities are stated at cost plus accrued interest, which approximates fair value. Long-term marketable securities are stated at fair value based on quoted market prices. Cash equivalents and marketable securities consist primarily of money market instruments and U.S. Treasury bills. NetScout's primary market risk exposures are in the areas of interest rate risk and foreign currency exchange rate risk. We currently do not hedge interest rate exposure, but do not believe that a fluctuation in interest rates would have a material impact on the value of our cash equivalents. NetScout's exposure to interest rates based on outstanding debt has been and is expected to continue to be modest due to the fact that we currently have a $10.0 million line of credit with $3.2 million of letters of credit secured against it and we have no amounts outstanding under the line and no other outstanding interest-bearing debt.

NetScout's exposure to currency exchange rate fluctuations has been limited. All revenue transactions are executed in U.S. dollars. NetScout pays for certain foreign operating expenses such as foreign payroll, rent and office expense in foreign currency and, therefore, currency exchange rate fluctuations could have a material and adverse impact on our operating results and financial condition. Currently, NetScout does not engage in foreign currency hedging activities. The impact of currency exchange rate fluctuations is recorded in the period incurred.

Item 8. Financial Statements and Supplementary Data

NetScout's Consolidated Financial Statements and Schedule and the Report of the Independent Registered Public Accounting Firm appear beginning on page F-1 attached to this report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with accountants on accounting or financial disclosure matters.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of March 31, 2006, NetScout, under the supervision and with the participation of our management, including the Company's principal executive officer and principal financial officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(b) promulgated under the Exchange Act. Based upon that evaluation, our principal executive officer and principal financial officer concluded that, as of March 31, 2006, our disclosure controls and procedures were effective in ensuring that material information relating to NetScout, including its consolidated subsidiaries, required to be disclosed by NetScout in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such material information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

During the quarter ended March 31, 2006, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting was designed to provide reasonable assurance regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management assessed the effectiveness of our internal control over financial reporting as of March 31, 2006. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on our assessment we concluded that our internal control over financial reporting was effective as of March 31, 2006.

Our management's assessment of the effectiveness of our internal control over financial reporting as of March 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included herein at F-2 of this Annual Report on Form 10-K.

Item 9B. Other Information

Not applicable.

PART III

Item 10. Directors and Executive Officers of the Registrant

The information required by Item 10 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting, which is expected to be held on September 13, 2006.

Item 11. Executive Compensation

The information required by Item 11 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting, which is expected to be held on September 13, 2006.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by Item 12 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting, which is expected to be held on September 13, 2006.

Item 13. Certain Relationships and Related Transactions

The information required by Item 13 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting, which is expected to be held on September 13, 2006.

Item 14. Principal Accountant Fees and Services

The information required by Item 14 is incorporated by reference to NetScout's Proxy Statement for its annual stockholders' meeting, which is expected to be held on September 13, 2006.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) 1. Consolidated Financial Statements.

For a list of the consolidated financial information included herein, see Index to Consolidated Financial Statements on Page F-1.

2. Financial Statement Schedule.

Valuation and Qualifying Accounts S-1

3. List of Exhibits.

We hereby file as part of, or incorporate by reference into, this Annual Report on Form 10-K the exhibits listed on the index to exhibits immediately following the financial statements.

(b) We hereby file as part of this Annual Report on Form 10-K the exhibits listed in Item 15(a)(3) above.

(c) We hereby file as part of this Annual Report on Form 10-K the financial statement schedule listed in Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETSCOUT SYSTEMS, INC.

By: /s/ ANIL K. SINGHAL

Anil K. Singhal
President, Chief Executive Officer, Treasurer and Director

Date: June 2, 2006

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ ANIL K. SINGHAL **Anil K. Singhal**	President, Chief Executive Officer, Treasurer and Director (Principal Executive Officer)	June 2, 2006
/s/ NARENDRA V. POPAT **Narendra V. Popat**	Chairman of the Board and Secretary	June 2, 2006
/s/ DAVID P. SOMMERS **David P. Sommers**	Senior Vice President, General Operations and Chief Financial Officer (Principal Financial Officer)	June 2, 2006
/s/ JEFFREY R. WAKELY **Jeffrey R. Wakely**	Vice President, Finance and Chief Accounting Officer (Principal Accounting Officer)	June 2, 2006
/s/ VICTOR A. DEMARINES **Victor A. DeMarines**	Director	June 2, 2006
/s/ JOHN R. EGAN **John R. Egan**	Director	June 2, 2006
/s/ JOSEPH G. HADZIMA, JR. **Joseph G. Hadzima, Jr**	Director	June 2, 2006
/s/ STUART MCGUIGAN **Stuart McGuigan**	Director	June 2, 2006
/s/ VINCENT J. MULLARKEY **Vincent J. Mullarkey**	Director	June 2, 2006
/s/ KENNETH T. SCHICIANO **Kenneth T. Schiciano**	Director	June 2, 2006

NetScout Systems, Inc.

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm F-2
Consolidated Balance Sheets as of March 31, 2006 and 2005 .... F-4
Consolidated Statements of Operations for the Three Years Ended March 31, 2006, 2005 and 2004 .... F-5
Consolidated Statements of Stockholders' Equity and Comprehensive Income for the Three Years Ended March 31, 2006, 2005 and 2004 .... F-6
Consolidated Statements of Cash Flows for the Three Years Ended March 31, 2006, 2005 and 2004 .... F-7
Notes to Consolidated Financial Statements F-8

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of NetScout Systems, Inc.:

We have completed integrated audits of NetScout Systems, Inc.'s fiscal 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of March 31, 2006 and an audit of its fiscal 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of NetScout Systems, Inc. and its subsidiaries at March 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of March 31, 2006 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PRICEWATERHOUSECOOPERS LLP
Boston, Massachusetts
June 2, 2006

NetScout Systems, Inc.

Consolidated Balance Sheets
(In thousands, except share and per share data)

	March 31, 2006	March 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 61,676	$ 57,070
Marketable securities	19,810	26,793
Accounts receivable, net of allowance for doubtful accounts of $44 and $34 at March 31, 2006 and 2005, respectively	16,765	11,886
Inventories	2,816	3,114
Refundable income taxes	985	1,399
Deferred income taxes	2,896	2,356
Restricted cash	1,339	—
Prepaids and other current assets	3,119	3,003
Total current assets	109,406	105,621
Fixed assets, net	7,577	6,011
Goodwill	36,561	28,839
Other intangible assets, net	1,015	—
Capitalized software development costs, net	312	221
Deferred income taxes	4,889	7,586
Long-term marketable securities	5,979	—
Other assets	16	9
Total assets	$165,755	$148,287
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,727	$ 2,520
Accrued compensation	8,635	6,385
Accrued other	2,325	2,058
Deferred acquisition payment	1,339	—
Deferred revenue	21,382	17,680
Total current liabilities	36,408	28,643
Accrued other	1,157	918
Deferred revenue	1,599	1,277
Total liabilities	39,164	30,838
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock, $0.001 par value: 5,000,000 shares authorized; no shares issued or outstanding at March 31, 2006 and 2005	—	—
Common stock, $0.001 par value: 150,000,000 shares authorized; 35,488,019 and 34,892,273 shares issued and 31,284,796 and 30,689,050 shares outstanding at March 31, 2006 and 2005, respectively	35	35
Additional paid-in capital	120,057	112,286
Accumulated other comprehensive loss	(122)	(130)
Deferred compensation	(4,434)	—
Treasury stock at cost, 4,203,223 shares at March 31, 2006 and 2005	(26,490)	(26,490)
Retained earnings	37,545	31,748
Total stockholders' equity	126,591	117,449
Total liabilities and stockholders' equity	$165,755	$148,287

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Operations
(In thousands, except per share data)

	Year ended March 31,		
	2006	2005	2004
Revenue:			
Product	$63,591	$51,352	$41,442
Service	34,101	32,124	28,331
License and royalty	184	1,738	1,761
Total revenue	97,876	85,214	71,534
Cost of revenue:			
Product (1)	18,639	16,251	13,315
Service(1)	4,928	4,384	4,243
Total cost of revenue	23,567	20,635	17,558
Gross profit	74,309	64,579	53,976
Operating expenses:			
Research and development(1)	18,141	16,789	14,704
Sales and marketing(1)	40,467	36,889	34,362
General and administrative(1)	8,873	8,135	6,533
Amortization of other intangible assets	149	—	92
In-process research and development	143	—	—
Total operating expenses	67,773	61,813	55,691
Income (loss) from operations	6,536	2,766	(1,715)
Interest income and other expense, net	2,627	1,053	703
Income (loss) before income tax expense (benefit)	9,163	3,819	(1,012)
Income tax expense (benefit)	3,366	949	(467)
Net income (loss)	$ 5,797	$ 2,870	$ (545)
Basic net income (loss) per share	$ 0.19	$ 0.09	$ (0.02)
Diluted net income (loss) per share	$ 0.18	$ 0.09	$ (0.02)
Shares used in computing:			
Basic net income (loss) per share	31,041	30,572	30,155
Diluted net income (loss) per share	31,885	31,521	30,155
(1) Share-based compensation expense included in these amounts are as follows:			
Cost of product revenue	$ 11	$ —	$ —
Cost of service revenue	14	—	2
Research and development	411	—	118
Sales and marketing	228	—	16
General and administrative	131	—	—
Total stock-based compensation expense	$ 795	$ —	$ 136

The accompanying notes are an integral part of these consolidated financial statements.

NetScout Systems, Inc.

Consolidated Statements of Stockholders' Equity and Comprehensive Income
(In thousands, except share and per share data)

	Common stock Voting		Additional Paid In Capital	Accumulated Other Comprehensive Income	Deferred Compensation	Treasury Stock	Retained Earnings	Total Stockholders' Equity	Comprehensive Income
	Shares	Par Value							
Balance, March 31, 2003	34,151,894	$ 34	$108,835	$ 7	$ (132)	$(26,366)	$29,423	$111,801	
Net loss							(545)	(545)	$ (545)
Net unrealized investment gains (losses)				—				—	—
Comprehensive income, net of tax of $0									$ (545)
Issuance of common stock pursuant to exercise of options	235,280	—	1,049					1,049	
Issuance of common stock in exchange for services	2,000	—	9					9	
Issuance of common stock pursuant to employee stock purchase plan	195,403	—	444					444	
Amortization of deferred compensation					127			127	
Reversal of deferred compensation upon termination of employees			(5)		5			—	
Tax benefits of disqualifying dispositions of incentive stock options			351					351	
Repurchase of common stock as treasury						(124)		(124)	
Balance, March 31, 2004	34,584,577	34	110,683	7	—	(26,490)	28,878	113,112	
Net income							2,870	2,870	$2,870
Net unrealized investment gains (losses)				(137)				(137)	(137)
Comprehensive income, net of tax of $0									$2,733
Issuance of common stock pursuant to exercise of options	165,552	1	743					744	
Issuance of common stock pursuant to employee stock purchase plan	142,144	—	744					744	
Tax benefits of disqualifying dispositions of incentive stock options			116					116	
Balance, March 31, 2005	34,892,273	35	112,286	(130)	—	(26,490)	31,748	117,449	
Net Income	—	—	—	—	—	—	5,797	5,797	$5,797
Net unrealized investment gains (losses)	—	—	—	8	—	—	—	8	8
Comprehensive income									$5,805
Issuance of common stock pursuant to exercise of options	399,564	—	1,695		—			1,695	
Issuance of common stock pursuant to employee stock purchase plan	196,182	—	627		—			627	
Grant of restricted stock units			5,045		(5,045)			—	
Stock-based compensation expense for restricted stock units			—		611			706	
Stock-based compensation expense for restricted stock units granted to non-employees			95					—	
Stock-based compensation expense for options granted to non-employees			75					75	
Acceleration of vesting period of stock options granted prior to 12/31/04			14		(14)			—	
Stock-based compensation expense for acceleration of options			—		14			14	
Tax benefits of disqualifying dispositions of incentive stock options			220		—			220	
Balance, March 31, 2006	35,488,019	$ 35	$120,057	$(122)	$(4,434)	$(26,490)	$37,545	$126,591	

NetScout Systems, Inc.

Consolidated Statements of Cash Flows
(In thousands, except share and per share data)

	Year ended March 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net income (loss)	$ 5,797	$ 2,870	$ (545)
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation	2,869	2,718	3,162
Amortization of goodwill and other intangible assets	149	—	272
Amortization of capitalized software	622	663	441
In-process research and development	143	—	—
Loss on disposal of fixed assets	173	104	61
Inventory write-down	259	—	—
Share-based compensation expense associated with equity awards	795	—	136
Deferred income taxes	2,377	219	(261)
Changes in assets and liabilities:			
Accounts receivable, net	(4,879)	(1,035)	1,055
Inventories	39	252	(384)
Refundable income taxes	414	703	(333)
Prepaids and other current assets	(115)	(842)	(98)
Other assets	(7)	36	(45)
Accounts payable	207	536	581
Accrued compensation and other expenses	2,756	2,740	1,144
Income taxes payable	—	(490)	(53)
Deferred revenue	4,024	1,983	732
Net cash provided by operating activities	15,623	10,457	5,865
Cash flows from investing activities:			
Purchases of marketable securities	(73,301)	(68,573)	(129,221)
Proceeds from maturity of marketable securities	74,319	98,105	100,226
Purchase of fixed assets	(3,179)	(3,015)	(1,726)
Capitalized expenditures for internal use software	(1,403)	(403)	—
Purchase of Quantiva, Inc. assets	(9,463)	—	—
Capitalized software development costs	(312)	—	(1,325)
Net cash (used in) provided by investing activities	(13,339)	26,114	(32,046)
Cash flows from financing activities:			
Proceeds from issuance of common stock	2,322	1,488	1,493
Repurchase of common stock as treasury stock	—	—	(124)
Net cash provided by financing activities	2,322	1,488	1,369
Net increase (decrease) in cash and cash equivalents	4,606	38,059	(24,812)
Cash and cash equivalents, beginning of year	57,070	19,011	43,823
Cash and cash equivalents, end of year	$ 61,676	$ 57,070	$ 19,011
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ 19	$ 124	$ 4
Cash paid for income taxes	665	612	254
Non-cash financing activities:			
Tax benefits of disqualifying dispositions of incentive stock options recorded to additional paid-in capital	$ 220	$ 116	$ 351

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share and per share data)

1. Nature of Business

NetScout Systems, Inc. ("NetScout" or the "Company") designs, develops, manufactures, markets, sells and supports a family of integrated products that enable performance and optimization of complex, high-speed networks, enabling delivery of critical business applications and content to end-users. NetScout manufactures and markets these products in an integrated hardware and software solution that is used by enterprise, large governmental agencies and service providers worldwide. NetScout has a single operating segment and substantially all of its identifiable assets are located in the United States.

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of NetScout and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these financial statements include revenue recognition, allowances for doubtful accounts receivable, valuation of inventories, valuation of goodwill and other intangible assets, capitalization of software development costs, purchased software and internal use software, and income taxes. These items are continuously monitored and analyzed by management for changes in facts and circumstances and material changes in these estimates could occur in the future.

Cash and Cash Equivalents and Marketable Securities

NetScout accounts for its investments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Under the provision of SFAS No. 115, NetScout has classified its investments as "available-for-sale", which are carried at fair value based on quoted market prices and associated unrealized gains or losses are recorded as a separate component of stockholders' equity until realized. NetScout considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents and those with maturities greater than three months are considered to be marketable securities. Cash equivalents and short-term marketable securities are stated at cost plus accrued interest, which approximates fair value. Long-term marketable securities are stated at fair value based on quoted market prices. Cash equivalents and marketable securities consist primarily of money market instruments and U.S. Treasury bills.

At March 31, 2006 and periodically throughout the year, NetScout has maintained cash balances in various operating accounts in excess of federally insured limits. NetScout limits the amount of credit exposure with any one financial institution by evaluating the creditworthiness of the financial institutions with which it invests.

Restricted Investment

NetScout has a restricted investment account related to a deferred compensation plan of $1.1 million, which is included in prepaid and other current assets. At March 31, 2006 and 2005, there were unrealized losses of $24 and $18, respectively, recorded as other comprehensive income (loss), net of $0 tax.

(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Revenue Recognition

Product revenue consists of sales of our hardware products and licensing of our software products. Product revenue is recognized upon shipment, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is probable.

Service revenue consists primarily of fees from customer support agreements, consulting and training. NetScout generally provides three months of software support and 12 months of hardware support as part of product sales. Revenue related to the software support is recognized ratably over the three-month support period. Revenue related to the hardware support is recognized ratably over the 12-month support period. In addition, customers can elect to purchase extended support agreements for periods after the software warranty expiration, typically for 12-month periods. Revenue from customer support agreements is recognized ratably over the support period. Revenue from consulting and training services is recognized as the work is performed.

License and royalty revenue consists primarily of royalties under license agreements by original equipment manufacturers who incorporate components of our data collection technology into their own products or reproduce and sell our software products. License revenue is recognized when delivery of the original equipment manufacturer's product has occurred and when we become contractually entitled to receive license fees, provided that such fees are fixed or determinable and collection is probable. Royalty revenue is recognized based upon reported product shipments by the license holder.

For multi-element arrangements, each element of the arrangement is analyzed and a portion of the total fee under the arrangement is allocated to the undelivered elements, primarily support agreements and training, using vendor specific objective evidence of fair value of the element and the remaining portion of the fee is allocated to the delivered elements (i.e., generally, hardware products and licensed software products), regardless of any separate prices stated within the contract for each element, under the residual method. Vendor specific objective evidence of fair value is based on the price customers pay when the element is sold separately.

Concentration of Credit Risk and Significant Customers

The carrying value of NetScout's financial instruments, which include cash, cash equivalents, short-term marketable securities, accounts receivable and accounts payable are carried at their approximate fair values due to their short-term maturities. Long-term marketable securities are stated at fair value based on quoted market prices. In reference to the Company's accounts receivables, management believes the Company's credit practices are prudent and reflect normal industry terms and business risk. At March 31, 2006, one customer accounted for approximately 20% of our accounts receivable balance. At March 31, 2005, no one customer accounted for more than 10% of our accounts receivable balance. No customer accounted for more than 10% of NetScout's total revenue during the fiscal years ended March 31, 2006, 2005 and 2004. Historically, we have not experienced any significant non-performance by our customers nor do we anticipate non-performance by our customers in the future, and, accordingly, we do not require collateral from our customers.

Fixed Assets

Fixed assets are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or anticipated useful life of the improvement. Gains and losses upon asset disposal are recognized in the year of disposition. Expenditures for replacements and building improvements are capitalized, while expenditures for maintenance and repairs are charged against earnings as incurred.

(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Goodwill and Other Intangible Assets

In July 2000, NetScout recorded goodwill and other intangible assets using the purchase method in connection with the acquisition of NextPoint Networks, Inc. ("NextPoint"). Other intangible assets acquired, which are fully amortized, consist of customer base, assembled workforce and completed technology.

In April 2005, NetScout recorded goodwill and other intangible assets using the purchase method in connection with the acquisition of substantially all of the assets of Quantiva. Other intangible assets acquired consist of software and non-compete agreements. NetScout amortizes other intangible assets over their estimated useful lives on a straight-line basis. The acquired in-process research and development ("IPR&D") projects and technologies which have no alternative future use and that have not reached technological feasibility at the date of acquisition are expensed as incurred.

NetScout assesses goodwill for impairment at the enterprise-level at least annually or more frequently when events and circumstances occur indicating that the recorded goodwill may be impaired. If the book value of the Company's enterprise exceeds its fair value for a sustained period, the implied fair value of goodwill will be compared with the carrying amount of goodwill. If the carrying amount of goodwill exceeds the implied fair value, an impairment loss will be recorded in an amount equal to that excess. The Company's primary measurement to assess goodwill for impairment is to compare the Company's period ending market value to total stockholders' equity. If the value of stockholders' equity was to exceed market value as of the period ending, the Company's goodwill would potentially be impaired and would require the Company to pursue a more in depth analysis to determine if impairment has actually occurred. At March 31, 2006, NetScout determined that there had been no impairment of goodwill.

Capitalized Software Development Costs and Internal Use Software

Costs incurred in the research and development of the Company's products are expensed as incurred, except for certain software development costs. Costs associated with the development of computer software are expensed prior to the establishment of technological feasibility (as defined by SFAS No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed") and capitalized thereafter until the related software products are available for first customer shipment. During the fiscal year ended March 31, 2004, the Company capitalized $1.3 million of software development costs. Beginning in August 2003, the Company commenced amortization of capitalized software development costs on a straight-line basis over a two-year period. Amortization of capitalized software development costs were $221, $663 and $441 for the fiscal years ended March 31, 2006, 2005 and 2004, respectively. During the fiscal year ended March 31, 2006, the Company met technological feasibility for its *nGenius* Analytics product. As of March 31 2006, capitalized software development costs for the *nGenius* Analytics product totaled $312. Amortization of software development costs for the *nGenius* Analytics product will be recorded on a straight-line basis over two years once the project is ready for sale to the general public, which is expected to be in the first quarter of fiscal year 2007.

The Company also capitalizes purchased software in accordance with SFAS No. 86. During the fiscal year ended March 31, 2006, the Company capitalized $1.3 million of purchased software obtained in connection with the acquisition of Quantiva's business (Note 6). Purchased capitalized software is included on the balance sheet within other intangible assets, net. Amortization of purchased software is recorded on a straight-line basis over three years. Amortization of capitalized purchased software was $401 for the fiscal year ended March 31, 2006. The Company considered the economic consumption method alternative for amortizing these costs and determined that the straight-line method was preferable given the amount of subjectivity involved in projecting the timing of cash flows related to the acquired Quantiva software.

(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Capitalized software development costs are periodically assessed for recoverability in the event of changes to the anticipated future revenue for the software products or changes in product technologies. Unamortized capitalized software development costs that are determined to be in excess of the net realizable value of the software products would be expensed in the period in which such a determination is made.

Certain costs incurred in the procurement and development of a new Enterprise Resource Planning ("ERP") system are capitalized in accordance with SOP 98-1 ("Accounting for the Costs of Computer Software Developed or Obtained for Internal Use"). Preliminary project planning costs associated with the project were expensed as incurred. As of March 31, 2006 and 2005, capitalized software for the ERP system totaled $1.4 million and $403,000, respectively. Amortization of internal use software will be recorded on a straight-line basis over five years once the project is substantially complete and ready for its intended use, which is expected to be in the second half of fiscal year 2007.

Stock-Based Compensation

The Company accounts for stock-based awards to employees using the intrinsic value method as prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has adopted the disclosure provisions of Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure, an Amendment to FAS No. 123." All stock-based awards to non-employees are accounted for using the fair value method in accordance with SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

Had compensation cost for the Company's option plans been determined based on fair value at the grant dates, as prescribed in SFAS No. 123, the Company's net income (loss) and basic and diluted net income (loss) per share on a pro forma basis would have been as follows:

	Year ended March 31,		
	2006	2005	2004
Net income (loss) as reported	$ 5,797	$ 2,870	$ (545)
Add: stock–based compensation under APB No. 25, net of tax	390	—	136
Deduct: stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	(4,717)	(4,461)	(8,771)
Pro forma net income (loss)	$ 1,470	$(1,591)	$(9,180)
Basic net income (loss) per share:			
As reported	$ 0.19	$ 0.09	$ (0.02)
Pro forma	$ 0.05	$ (0.05)	$ (0.30)
Diluted net income (loss) per share:			
As reported	$ 0.18	$ 0.09	$ (0.02)
Pro forma	$ 0.05	$ (0.05)	$ (0.30)

(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

Option Plans	Year ended March 31,		
	2006	2005	2004
Expected option term	5 years	4 years	4 years
Weighted average risk-free interest rate	4.0%	3.6%	3.0%
Expected stock price volatility	95%	100%	100%
Dividend yield	—	—	—
Weighted average fair value	$ 3.32	$ 4.53	$ 1.96

Stock Purchase Plan	Year ended March 31,		
	2006	2005	2004
Expected option term	0.5 years	0.5 years	0.5 years
Weighted average risk-free interest rate	3.2%	1.8%	1.8%
Expected stock price volatility	59%	100%	100%
Dividend yield	—	—	—
Weighted average fair value	$ 1.23	$ 2.39	$ 1.70

Foreign Currency

Assets and liabilities of subsidiaries outside the U.S. are translated into U.S. dollars using exchange rates that are historical or in effect as of the balance sheet date in accordance with SFAS No. 52, "Foreign Currency Translation." The effects of these foreign currency translation adjustments are included in the consolidated statements of operations since foreign operations are an extension of the domestic operations. Revenue attributable to foreign locations is contracted in U.S. dollars, and as a result, there are no foreign currency gains or losses related to these transactions. Foreign subsidiary expense accounts are translated at the foreign exchange rate in effect at the time the transaction was recorded.

Advertising Expense

NetScout recognizes advertising expense as incurred. Advertising expense was approximately $120, $31 and $21 for the years ended March 31, 2006, 2005 and 2004, respectively.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) adjustments typically consist of unrealized gains and losses on marketable securities and restricted investment. Other comprehensive income (loss) for the fiscal years ended March 31, 2006, 2005, and 2004 is as follows:

	Year ended March 31,		
	2006	2005	2004
Net income (loss)	$5,797	$2,870	$(545)
Unrealized gains (loss) on marketable securities and restricted investments, net of $0 tax	8	(137)	(0)
Other comprehensive income (loss)	$5,805	$2,733	$(545)

(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

Income Taxes

NetScout accounts for its income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized based on the anticipated future tax consequences, attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases as well as the effect of any net operating loss carryforwards. Income tax expense (benefit) is comprised of the current tax liability and the change in deferred tax assets and liabilities. A valuation allowance is established to the extent that it is more likely than not that the deferred tax assets will not be realized.

Net Income (Loss) Per Share

Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period, excluding shares of common stock subject to repurchase. Diluted net income per share is computed by dividing net income by the sum of the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock from the assumed exercise of stock options, shares of common stock subject to repurchase and restricted stock units using the "treasury stock" method.

Reclassifications

Certain prior years' financial statement items have been reclassified to conform to the current year's presentation.

Recent Accounting Standards

In December 2004, the FASB issued SFAS No.123(R), "Share-Based Payment." This statement will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. This statement covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans, and replaces FASB SFAS No. 123, "Accounting for Stock-Based Compensation," and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees." Statement 123, as originally issued in 1995, established a fair-value-based method of accounting for share-based payment transactions with employees as the preferred methodology. However, that statement permitted entities the option of continuing to apply the guidance in APB No. 25, as long as the footnotes to financial statements disclosed what net income would have been had the preferable fair-value-based method been used. Public entities (other than those filing as small business issuers of which the Company is not one) will be required to apply SFAS No. 123(R) as of the annual reporting period that begins after June 15, 2005. In May 2005, the Company approved the acceleration of vesting of all stock options issued on or before December 31, 2004 that become exercisable on or after April 1, 2006, so that all such options became exercisable on March 31, 2006. Despite these accelerations, SFAS No. 123(R) will impact the Company's financial statements upon adoption. The Company is continuing to evaluate the financial statement impact of adopting this standard.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – Amendment of ARB No. 43, Chapter 4." SFAS No. 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In

(In thousands, except share and per share data)

2. Summary of Significant Accounting Policies (Continued)

addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not expect that the adoption of SFAS No. 151 will have any effect on the Company's financial position or operating results.

In May 2005, FASB issued SFAS No. 154, "Accounting Changes and Error Corrections." SFAS No. 154 replaces APB No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements," and establishes retrospective application as the required method for reporting a change in accounting principle. SFAS No. 154 provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The reporting of a correction of an error by restating previously issued financial statements is also addressed. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect that the adoption of SFAS No. 154 will have any effect on the Company's financial position or operating results.

3. Marketable Securities

The following is a summary of marketable securities held by NetScout at March 31, 2006, with maturity dates of April 2006 through February 2008:

	Amortized Costs	Unrealized Gains (Losses)	Fair Value
U.S. government and municipal obligations	$16,213	$(122)	$16,091
Commercial paper	10,819	—	10,819
Less restricted investment	1,145	(24)	1,121
Marketable securities	$25,887	$ (98)	$25,789
Short-term marketable securities			$19,810
Long-term marketable securities			$ 5,979

The following is a summary of marketable securities held by NetScout at March 31, 2005, with maturity dates of April 2005 through March 2006:

	Amortized Costs	Unrealized Gains (Losses)	Fair Value
U.S. government and municipal obligations	$10,031	$(130)	$ 9,901
Commercial paper	17,878	—	17,878
Less restricted investment	1,004	(18)	986
Marketable securities	$26,905	$(112)	$26,793
Short-term marketable securities			$26,793
Long-term marketable securities			$ —

(In thousands, except share and per share data)

4. Inventories

Inventories are stated at actual cost. Cost is determined by using the first-in, first-out ("FIFO") method. Inventories consist of the following:

	March 31,	
	2006	2005
Raw materials	$2,213	$2,635
Work in process	102	33
Finished goods	501	446
	$2,816	$3,114

5. Fixed Assets

Fixed assets consist of the following:

	Estimated Useful Life in Years	March 31,	
		2006	2005
Furniture and fixtures	3-7	$ 2,056	$ 2,068
Computer equipment and purchased software	3	21,479	18,902
Demonstration and spare part units	2	2,233	1,758
Leasehold improvements	4-12	3,467	3,376
		29,235	26,104
Less—accumulated depreciation		(21,658)	(20,093)
		$ 7,577	$ 6,011

Depreciation expense on fixed assets for the years ended March 31, 2006, 2005 and 2004 was $2,869, $2,718, and $3,162, respectively.

6. Acquisition

On April 14, 2005, the Company completed the acquisition of substantially all of the assets of Quantiva, a provider of automated analytics solutions for application performance management. The acquisition of Quantiva's business is intended to extend the Company's product offering with unique technology that automates detection and diagnosis of application performance problems before they impact business critical services. Quantiva's patent pending technology analyzes real-time performance metrics using advanced statistical modeling and analytic techniques to establish dynamic thresholds and detect behavioral anomalies quickly. The Company's financial statements include the results of operations of Quantiva subsequent to the acquisition date.

The total purchase price was approximately $9.5 million and was paid in cash. Cash paid includes $1.3 million in escrow to be paid sixteen months from the date of the acquisition. The Company has recorded the cash in escrow as restricted cash on the consolidated balance sheet, with an offsetting liability reported as deferred acquisition payment. In August 2006, the sixteenth month anniversary of the acquisition, the $1.3 million escrow and any interest earned on the balance, will be paid to Quantiva or its successors. The escrow account was established to satisfy potential claims and obligations that could arise subsequent to the acquisition. The purchase price includes capitalized acquisition costs of approximately $166 consisting of legal, consulting and accounting

(In thousands, except share and per share data)

6. Acquisition (Continued)

services. The acquisition was accounted for using the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." The total purchase price of $9.5 million has been allocated to the tangible and intangible assets acquired based on the Company's estimates of fair values at the time of acquisition as follows:

Current assets	$ 7
Fixed assets	26
Intangible assets	1,708
Goodwill	7,722
Total purchase price including acquisition costs	$9,463

Goodwill was recognized for the excess purchase price over the fair value of the assets acquired. Goodwill is primarily attributable to the expected growth from new technology and synergies related to the integration of Quantiva with the Company's *nGenius* Performance Management solution. Goodwill from the Quantiva acquisition will be included within the Company's one reporting unit. Goodwill for tax purposes is deductible over a 15-year period.

The following table reflects the estimated fair value of the acquired intangible assets and related estimates of useful lives:

Software	$1,255	3-year useful life
Non-compete agreements	310	2-year useful life
In-process research and development	143	
	$1,708	

The acquired research and development of $143 was charged to operating expenses on the consolidated statement of operations during the fiscal quarter ended June 30, 2005.

The following pro forma information presents a summary of the historical consolidated statements of operations of the Company and Quantiva for the three and twelve months ended March 31, 2006 and 2005, giving effect to the merger as if it occurred on April 1, 2005 and 2004, respectively.

	Year Ended March 31,	
	2006	**2005**
Pro forma revenues	$97,915	$85,317
Pro forma net income	5,701	1,046
Pro forma earnings per share:		
Basic	$ 0.18	$ 0.03
Diluted	$ 0.18	$ 0.03

The pro forma net income and earnings per share for each period presented primarily includes adjustments for amortization of intangibles, stock-based compensation and interest expense. This pro forma information does not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed date, or which may be realized in the future.

(In thousands, except share and per share data)

7. Goodwill & Other Intangible Assets

Goodwill

The carrying amount of goodwill was $36.6 million and $28.8 million as of March 31, 2006 and 2005, respectively. The Company's goodwill resulted from the acquisition of NextPoint Networks, Inc. in July 2000 and substantially all of the assets of Quantiva on April 14, 2005 (Note 6). The Company recorded $7.7 million of goodwill at the acquisition date related to Quantiva.

There was no change in the carrying amount of goodwill for the fiscal year ended March 31, 2005. The change in the carrying amount of goodwill for the fiscal year ended March 31, 2006 is as follows:

	For the Twelve Months Ended March 31, 2006
Balance as of beginning of period	28,839
Goodwill related to the acquisition of Quantiva's business	7,722
Balance as of March 31, 2006	$36,561

Other intangible assets

The carrying amount of other intangible assets was $1.0 million as of March 31, 2006. Intangible assets acquired in a business combination are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. The Company amortizes other intangible assets over their estimated useful lives on a straight-line basis. Other Intangible Assets consist of the following as of March 31, 2006:

	March 31, 2006		
	Cost	Accumulated Amortization	Net
Software	$1,255	$401	$ 854
Non-Compete Agreements	310	149	161
	$1,565	$550	$1,015

There were no carrying amounts of other intangible assets as of March 31, 2005. Amortization of acquired software included as cost of product revenue was $401 for the fiscal year ended March 31, 2006. Amortization of other acquired intangible assets included as operating expense was $149 for the fiscal year ended March 31, 2006.

The following is the expected future amortization expense for the years ended March 31:

2007	$ 573
2008	425
2009	17
Total	$1,015

The weighted average useful life of other intangible assets is 2.8 years.

(In thousands, except share and per share data)

8. Capitalized Software Development Costs and Purchased Software

During the fiscal year ended March 31, 2006, the Company met technological feasibility for its *nGenius* Analytics product. As of March 31, 2006, capitalized software development costs for the *nGenius* Analytics product totaled $312. Amortization of software development costs for the *nGenius* Analytics product will be recorded on a straight-line basis over two years once the project is ready for sale to the general public, which is expected to be in the first quarter of fiscal year 2007. During the fiscal year ended March 31, 2004, the Company capitalized $1.3 million of software development costs. Beginning in August 2003, the Company commenced amortization of capitalized software development costs on a straight-line basis over a two-year period. Amortization of capitalized software development costs were $221, $663 and $441 for the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

During the fiscal year ended March 31, 2006, the Company capitalized $1.3 million of purchased software obtained in connection with the acquisition of Quantiva's business (Note 6). Purchased capitalized software is included on the balance sheet within other intangible assets, net. Amortization of purchased software is recorded on a straight-line basis over three years. Amortization of capitalized purchased software was $401 for the fiscal year ended March 31, 2006.

9. Line of Credit

At March 31, 2006, NetScout had a revolving line of credit with a bank under which it can borrow up to $10,000 based upon a percentage of eligible accounts receivable. Borrowings under the line are payable on demand and bear interest at the bank's prime rate (7.75% at March 31, 2006). NetScout's accounts receivable and inventory collateralize the line of credit. Under the terms of the agreement, NetScout is required to comply with certain financial covenants, which require that NetScout maintain minimum amounts of liquidity, the most restrictive of which is a minimum tangible net worth covenant that requires NetScout to maintain a minimum tangible net worth of no less than $70 million. NetScout was in compliance with all financial covenants at March 31, 2006. No borrowings were outstanding under the line of credit at March 31, 2006. Under the terms of its current principal office lease, NetScout is required to maintain a letter of credit totaling $3,159.

(In thousands, except share and per share data)

10. Net Income (Loss) Per Share

Calculations of the basic and diluted net income (loss) per common share and potential common shares are as follows:

	Year ended March 31,		
	2006	2005	2004
Basic:			
Net income (loss) applicable to common stockholders	$ 5,797	$ 2,870	$ (545)
Weighted average common shares outstanding	31,040,871	30,571,862	30,154,895
Basic net income (loss) per share	$ 0.19	$ 0.09	$ (0.02)
Diluted:			
Net income (loss) applicable to common stockholders	$ 5,797	$ 2,870	$ (545)
Weighted average common shares outstanding	31,040,871	30,571,862	30,154,895
Weighted average stock options	747,792	948,908	—
Weighted average restricted stock units	95,927	—	—
Diluted weighted average shares	31,884,590	31,520,770	30,154,895
Diluted net income (loss) per share	$ 0.18	$ 0.09	$ (0.02)

The following table sets forth common stock excluded from the calculation of diluted net income (loss) per share, since the inclusion would be antilutive:

	Year ended March 31,		
	2006	2005	2004
Stock options	1,414,802	1,454,686	4,758,963

11. Material Transactions Affecting Stockholders' Equity

Restricted Stock

On April 14, 2005, the Company granted stock-based awards to employees who were former employees of Quantiva and to a consultant who was a former consultant of Quantiva, a company that sold substantially all of its assets to the Company (Note 6). These awards consisted of grants of 154,345 restricted stock units, which vest over two years and do not have an exercise price. The Company recorded the intrinsic value and the fair value of the restricted stock units granted to former employees as deferred compensation and recognized the current period expense in accordance with EITF 96-18. The Company recorded the current period expense for the restricted stock granted to the consultant to stockholders' equity in accordance with EITF 96-18. The Company estimated the fair value of these restricted stock units using a per share value of $4.14, which represented the closing price of the Company's common stock on the date of grant. Upon the grant of the restricted stock units to employees, deferred compensation for the fair market value of the restricted stock units were recorded within stockholders' equity and will be subsequently amortized as compensation expense over the vesting period. The restricted stock units issued to the consultant of Quantiva will be marked-to-market at each reporting date until exercised with changes being charged to compensation expense on a pro-rata basis over the vesting period. The aggregate intrinsic value of these awards at March 31, 2006 was approximately $711. Amortization expense related to these grants for the fiscal year ended March 31, 2006 was $373.

(In thousands, except share and per share data)

11. Material Transactions Affecting Stockholders' Equity (Continued)

On September 14, 2005, the Company granted equity-based awards to members of the Company's Board of Directors. These awards consisted of 33,210 restricted stock units, which vest over one year after grant, provided that during such year, such directors attend at least 75% of the meetings of the Board and at least 75% of the meetings of any committee of the Board of which such directors are a member. In the event that the foregoing attendance requirements are not met, the restricted stock units will not vest until the third anniversary of the date of grant. The restricted stock units do not have an exercise price. The Company recorded the intrinsic value of these restricted stock units using a per share value of $5.42, which represented the closing price of the Company's common stock the date of grant, as deferred compensation within stockholders' equity and will be subsequently amortized as compensation expense over the vesting period. The gross value of these awards at March 31, 2006 was approximately $180. Amortization expense related to these grants for the fiscal year ended March 31, 2006 was $98. In addition, the Company will pay each member of the Board of Directors $20 upon issuance of underlying shares in conjunction with the vesting and payout of the restricted stock units to defray personal taxes related to the issuance. The Company is recognizing the expense related to these payments over a period equal to the vesting period of the restricted stock units, which is one year. Operating expenses related to these tax defrayment payments for the fiscal year ended March 31, 2006, was $65.

During fiscal year ended March 31, 2006, the Company granted equity-based awards to employees and officers of the Company. These awards included 660,941 restricted stock units, which vest over four years. The restricted stock units do not have an exercise price. The Company recorded the intrinsic value of these restricted stock units using a per share value between $5.64 and $6.63, which represented the closing price of the Company's common stock on the date of grant, as deferred compensation within stockholders' equity and will be subsequently amortized as compensation expense over the vesting period. The gross value of the awards at March 31, 2006 was approximately $4.3 million. Amortization expense related to the grants for the fiscal year ended March 31, 2006 was $234.

Stock Options

On April 14, 2005, the Company granted equity-based awards to certain former consultants of Quantiva, a company that sold substantially all of its assets to the Company (Note 6). These awards consisted of options to purchase 20,000 the Company common shares, which vest over a four-year period, and have an exercise price of $4.14 per share. The Company recorded the current period expense for the stock options granted to the consultants to stockholders' equity. Compensation expense related to these options for the fiscal year ended March 31, 2006 was $76. The Company calculated the fair value and related compensation expense in accordance with EITF 96-18. These options will be marked-to-market at each reporting date until exercised with changes being charged to compensation expense on a pro-rata basis over the expected vesting period with any unexpensed amounts included in deferred compensation. Fair value of the stock options was calculated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Fiscal Year Ended March 31, 2006
Dividend yield	None
Expected volatility	95%
Risk-free interest rate	3.99%
Expected life (years)	5

(In thousands, except share and per share data)

11. Material Transactions Affecting Stockholders' Equity (Continued)

Acceleration of Stock Option Vesting Period

On May 4, 2005, the Board of Directors of the Company approved the acceleration of vesting of all stock options issued on or before December 31, 2004 that become exercisable on or after April 1, 2006, so that all such options shall become fully exercisable on March 31, 2006. Such options had been granted under the Company's equity compensation plans and are held by the Company's officers and employees, including its executive officers. The exercise prices of substantially all of these options were in excess of the then current market price of the Company's common stock and thus were considered "out-of-the-money" as of the modification date. Options to purchase 621,234 shares of common stock or 39% of the Company's outstanding unvested options (of which 7% of the Company's outstanding unvested options are held by the Company's executive officers) are subject to the acceleration. The weighted average exercise price of the options subject to the acceleration is $5.62. As a result of the acceleration, the Company recorded $14 of deferred compensation within stockholders' equity, which was fully amortized over the remaining vesting periods during the fiscal year ended March 31, 2006 as compensation expense.

12. Capital Stock

Treasury Stock

On September 17, 2001, NetScout announced an open market stock repurchase program to purchase up to one million shares of outstanding NetScout common stock, subject to market conditions and other factors. Any purchase under NetScout's stock repurchase program may be made from time to time without prior notice. During fiscal year ended March 31, 2006 and 2005 there were no repurchased shares. As of March 31, 2006, NetScout has repurchased 158,000 shares of common stock under this program.

13. Stock Plans

1990 Stock Option Plan

In October 1990, NetScout adopted the 1990 Stock Option Plan. The 1990 Stock Option Plan provides for the granting of incentive and non-qualified stock options to employees, directors and consultants of NetScout. The 1990 Stock Option Plan, as amended, allows for the issuance of options to purchase up to 4,514,666 shares of non-voting common stock. The Board of Directors determines the term of each option, option price, and number of shares for which each option is granted and the rate at which each option is exercisable, generally over four years. The exercise price of incentive stock options shall not be less than 100% of the fair market value of the common stock at the date of grant (110% for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). The term of options granted cannot exceed ten years (five years for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). No additional option grants will be made under the 1990 Stock Option Plan.

1999 Stock Option and Incentive Plan

In April 1999, NetScout adopted the 1999 Stock Option and Incentive Plan (the "1999 Stock Option Plan"). The 1999 Stock Option Plan provides for the grant of stock-based awards to employees, officers and directors, consultants or advisors. Under the 1999 Stock Option Plan, NetScout may grant options that are intended to qualify as incentive stock options, options not intended to qualify as incentive stock options, restricted stock and other stock-based awards. Incentive stock options may be granted only to employees of NetScout. The 1999 Stock Option Plan is administered by the Compensation Committee. Subject to the provisions of the 1999 Stock

(In thousands, except share and per share data)

13. Stock Plans (Continued)

Option Plan, the Compensation Committee has the authority to select the persons to whom awards are granted and determine the terms of each award, including the number of shares of common stock subject to the award. Stock-based awards generally vest over four years. The exercise price of incentive stock options shall not be less than 100% of the fair market value of the common stock at the date of grant (110% for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). The term of options granted cannot exceed ten years (five years for incentive stock options granted to holders of more than 10% of the voting stock of NetScout). A total of 9,500,000 shares of common stock are reserved for issuance under the 1999 Stock Option Plan.

1997 and 2000 Incentive Plans

In July 2000, NetScout assumed NextPoint's 1997 Stock Incentive Plan and 2000 Stock Incentive Plan and all outstanding options which had been issued pursuant to each plan as part of the acquisition of NextPoint. Options to purchase shares of NextPoint common stock were converted into options to purchase shares of NetScout common stock. The 1997 Stock Incentive Plan provided that all outstanding options become immediately exercisable upon the consummation of the NextPoint acquisition. However, certain NextPoint option holders executed an agreement providing that (i) only fifty percent (50%) of such option holder's options would become exercisable immediately following the acquisition and (ii) the remainder of the unexercisable options would become exercisable in equal quarterly amounts over the two years following the acquisition. Under the 2000 Stock Incentive Plan, options generally become exercisable over a four-year period. No additional option grants will be made under the 1997 Stock Incentive Plan or the 2000 Stock Incentive Plan.

Offer to Exchange

On November 8, 2002, NetScout commenced an option exchange program (the "Exchange Offer") whereby employees who held stock options granted under the 1999 Stock Option Plan and/or the NextPoint Networks, Inc. 2000 Stock Incentive Plan assumed by NetScout in connection with the acquisition of NextPoint with an exercise price of $10.00 or greater per share were given the opportunity to tender such options for new stock options to be granted by NetScout. Participants who elected to participate in the Exchange Offer were also required to exchange any other options granted to him or her in the six months immediately prior to the commencement date of the Exchange Offer. Other than the Chief Executive Officer and the Chairman of the Board of Directors of NetScout, all employees of NetScout and its subsidiaries holding eligible option grants were eligible to participate in the Exchange Offer. On December 9, 2002, the Exchange Offer expired. Outstanding options to purchase 2,142,723 shares of common stock were accepted for exchange and cancelled.

The exercise price of all new options granted under the offer was equal to the per share market price of NetScout's common stock as reported by the Nasdaq National Market at the close of trading on the date of grant. On June 13, 2003, NetScout granted options to purchase 2,048,599 shares of common stock at an exercise price of $4.22 per share in accordance with the Exchange Offer.

(In thousands, except share and per share data)

13. Stock Plans (Continued)

Transactions under the 1990 and 1999 Stock Option Plans and the 1997 and 2000 Stock Incentive Plans during the fiscal years ended March 31, 2004, 2005 and 2006 are summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding-March 31, 2003	2,359,393	$ 7.88
Granted	2,871,449	$ 5.07
Exercised	(235,280)	$ 4.46
Canceled	(236,599)	$ 7.90
Outstanding-March 31, 2004	4,758,963	$ 6.35
Granted	454,200	$ 6.35
Exercised	(165,552)	$ 4.49
Canceled	(346,868)	$11.85
Outstanding-March 31, 2005	4,700,743	$ 6.01
Granted	168,950	$ 4.49
Exercised	(399,564)	$ 4.24
Canceled	(280,285)	$ 6.51
Outstanding-March 31, 2006	4,189,844	$ 6.08

The following tables summarizes information about options outstanding and exercisable at March 31, 2006:

	Outstanding			Exercisable	
Range of Exercise Prices	Number Of Shares	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$1.27 to 2.50	125,026	1.6	$ 2.42	125,026	$ 2.42
$3.01 to 5.00	2,059,856	4.7	$ 4.19	1,919,480	$ 4.19
$5.04 to 7.40	976,332	6.4	$ 5.76	914,450	$ 5.73
$7.60 to 11.25	775,411	7.0	$ 8.23	775,411	$ 8.23
$13.44 to 14.94	93,031	4.1	$13.72	93,031	$13.72
$15.13 to 18.50	66,000	4.8	$15.32	66,000	$15.32
$21.25 to 28.94	94,188	4.2	$24.04	94,188	$24.04
	4,189,844	5.4	$ 6.08	3,987,586	$ 6.15

As of March 31, 2006, there were 4,833,710 shares of common stock available for grant under the NetScout 1999 Stock Option Plan. As of March 31, 2005, options to purchase 3,132,969 shares of common stock, with a weighted average exercise price of $6.05 were exercisable under the NetScout 1990 and 1999 Stock Option Plans and the 1997 and 2000 Stock Incentive Plans. As of March 31, 2004, options to purchase 4,995,602 shares of common stock, with a weighted average exercise price of $6.61, were exercisable under the NetScout 1990 and 1999 Stock Option Plans and the 1997 and 2000 Stock Incentive Plans.

(In thousands, except share and per share data)

13. Stock Plans (Continued)

Restricted Stock

The 1999 Stock Option Plan permits the granting of restricted stock and restricted stock units, collectively referred to as "equity-based awards." Equity-based award grants are generally measured at fair value on the date of grant based on the number of shares granted and the quoted price of the Company's common stock. Such value is recognized as a cost of revenue or an operating expense over the corresponding vesting period. During the fiscal year ended March 31, 2006, 848,496 shares of restricted stock awards were granted, with an average fair market value of $6.10 per share (Note 11.)

In July 2000, as a part of the NextPoint acquisition, NetScout recorded $980 of deferred compensation, which was charged to NetScout's results of operations over the remainder of the vesting periods, generally from one to four years. For the fiscal year ended March 31, 2004, NetScout recorded $127 of compensation expense related to these options and $5 of deferred compensation was reversed due to termination of employees, respectively. Also, as part of the NextPoint acquisition, 267,602 shares of NetScout common stock were reserved and were released during a two-year period subsequent to the acquisition to two founding shareholders of NextPoint as they continued employment at NetScout. NetScout recorded $4.0 million as deferred compensation related to the reserved shares, which were amortized to stock-based compensation expense over the two-year period of employment.

In July of 2003 a non-employee director of a NetScout subsidiary was awarded 2,000 shares of NetScout common stock at $.001 per share. NetScout recorded $9 of stock-based compensation expense for the fiscal year ended March 31, 2004.

Employee Stock Purchase Plan

In April 1999, NetScout adopted the 1999 Employee Stock Purchase Plan (the "1999 Purchase Plan"). The 1999 Purchase Plan is administered by the Compensation Committee. All employees of NetScout whose customary employment is for more than 20 hours per week and for more than three months in any calendar year are eligible to participate in the 1999 Purchase Plan. Employees who would own 5% or more of the total combined voting power or value of NetScout's stock immediately after the grant of the option may not participate in the 1999 Purchase Plan. The Board of Directors suspended the 1999 Purchase Plan as of October 31, 2005.

14. Retirement Plan

In 1996, NetScout established a 401(k) plan, which is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986, as amended, pursuant to which NetScout matches 25% of the employee's contribution up to 6% of the employee's salary. In January 2001, the plan was amended to increase the NetScout match to 50% of the employee's contribution up to 6% of the employee's salary. NetScout contributions vest at a rate of 25% per year of service. NetScout made matching contributions of $826, $746 and $710 to the plan for the years ended March 31, 2006, 2005 and 2004, respectively.

(In thousands, except share and per share data)

15. Income Taxes

Income (loss) before income tax expense (benefit) consisted of the following:

	Year ended March 31,		
	2006	2005	2004
Domestic	$8,453	$3,144	$(1,696)
Foreign	710	675	684
	$9,163	$3,819	$(1,012)

The components of the income tax expense (benefit) are as follows:

	Year ended March 31,		
	2006	2005	2004
Current income tax expense (benefit):			
Federal	$1,158	$ (7)	$ —
State	403	(88)	27
Foreign	176	204	219
	1,737	109	246
Deferred income tax expense (benefit):			
Federal	1,765	981	(532)
State	(135)	(141)	(181)
	1,630	840	(713)
	3,367	$ 949	$(467)

The components of net deferred tax assets are as follows:

	Year ended March 31,	
	2006	2005
Deferred tax assets (liabilities):		
Reserves	$ 306	$ 290
Accrued expenses	2,312	2,002
Depreciation	728	623
Deferred revenue	2,895	2,147
Intangible assets	(122)	(111)
Net operating loss carryforwards	381	3,678
Research and development tax credit carryforwards	951	1,237
Stock-based compensation	289	—
Other	45	76
	$7,785	$9,942

At March 31, 2006, NetScout had federal net operating loss carryforwards and federal and state research and development tax credits of approximately $1,089 and $1,099, respectively, available to offset future taxable income. These carryforwards begin to expire in fiscal year 2012.

(In thousands, except share and per share data)

15. Income Taxes (Continued)

For federal income tax purposes, a portion of our net operating loss and research and development tax credit carryforwards are subject to certain limitations on annual utilization in case of changes in ownership, as defined by federal tax laws.

The income tax expense (benefit) computed using the federal statutory income tax rate differs from NetScout's effective tax rate primarily due to the following:

	Year ended March 31,		
	2006	2005	2004
Statutory U.S. federal tax rate	35.0%	35.0%	(35.0)%
State taxes, net of federal tax benefit	2.3	2.0	1.2
Stock-based compensation expense	—	—	3.6
Research and development tax credits	(1.1)	(1.4)	(18.6)
Income tax loss contingency	—	(11.5)	—
Other	0.5	0.8	2.7
	36.7%	24.9%	(46.1)%

In the fiscal year ended March 31, 2005, we recorded a net income tax benefit of $440 as a result of the resolution of a federal income tax audit of fiscal years ended March 31, 2003, 2002, 2001, and 2000. This resulted in an (11.5%) impact on the annual effective tax rate.

16. Commitments and Contingencies

Leases

NetScout leases office space under non-cancelable operating leases. Total rent expense under the leases was $3,957, $3,963 and $4,040 for the fiscal years ended March 31, 2006, 2005 and 2004, respectively.

Future non-cancelable minimum lease commitments (including copiers and automobiles) are as follows:

Year ending March 31,	
2007	$ 3,513
2008	3,553
2009	3,387
2010	3,329
2011	3,328
Remaining years	8,149
Total minimum lease payments	$25,259

Contingencies

From time to time NetScout is subject to legal proceedings and claims in the ordinary course of business. In the opinion of management, the amount of ultimate expense with respect to any current legal proceedings and claims will not have a material effect on NetScout's financial position, cash flows or results of operations.

16. Commitments and Contingencies (Continued)

Employment Agreements

In August 2004, NetScout amended employment agreements with two employee stockholders, which provide that each employee stockholder will receive a base salary of at least $250. During the term of this agreement, they will also be eligible to receive an annual bonus based on company performance and individual objectives. The employment agreements are terminable at will and provide that if either employee's employment is terminated by NetScout without cause, or either decides to terminate his own employment for "good reason," as defined, each is entitled to receive severance benefits for three years as follows: (i) for the first twelve months following termination, the greater of $175 or base salary as of the date of termination; and (ii) for each subsequent twelve-month period, an amount equal to 120% of the amount received in the immediately preceding twelve months. Each employment agreement provides for a five-year term commencing June 1, 1994 with automatic one-year renewals.

Guarantor's Agreements

NetScout warrants that its software and hardware products will substantially conform to the documentation accompanying such products on their original date of shipment. For software, which also includes software embedded in the probes sold to customers, the standard warranty commences upon shipment and expires ninety (90) days thereafter. For hardware, the standard warranty commences upon shipment and expires twelve (12) months thereafter. This warranty is subject to various exclusions, which include, but are not limited to, non-conformance resulting from modifications made to the software or hardware by a party other than NetScout or damage to hardware caused by a power surge or a force majeure event. The Company also warrants that all support services shall be performed in a good and workmanlike manner. The Company believes that its product and support services warranties are consistent with commonly accepted industry standards. No warranty cost information is presented since no warranty costs are accrued. Instead, service revenue associated with warranty is deferred at the time of a hardware or software sale and is recognized over the warranty period.

Contracts that NetScout enters into in the ordinary course of business may contain indemnification provisions. Pursuant to these agreements, the Company may agree to defend any third party claims brought against a partner or direct customer claiming infringement of such third party's (i) U.S. and/or EU or other selected countries' patents, (ii) Berne convention member country copyright, and/or (iii) U.S., EU and/or OHIM trademark or intellectual property rights. Moreover, this indemnity may require NetScout to pay any damages awarded against the partner or direct customer in such type of lawsuit as well as reimburse the partner or direct customer for any reasonable attorney's fees incurred by them from the lawsuit.

On limited occasions, the Company may agree to provide other forms of indemnification to partners or direct customers, such as indemnification that would obligate the Company to defend and pay any damages awarded to a third party against a partner or direct customer based on a lawsuit alleging that such third party has suffered personal injury and/or tangible property damage legally determined to have been caused by negligently designed or manufactured products.

The term associated with these indemnification agreements is generally perpetual. The maximum potential amount of future payments that the Company could be required to pay arising from indemnification agreements may be limited to a certain monetary value. However, the monetary exposure associated with the majority of these indemnification agreements is unlimited. Historically, the Company has incurred no costs to defend lawsuits or settle claims related to such indemnity agreements and believes the estimated fair value of these agreements is immaterial. If the Company were to have to defend a lawsuit and settle claims, the costs could potentially have a material impact on its financial results.

(In thousands, except share and per share data)

17. Geographic Information

Revenue was distributed geographically as follows:

	Year ended March 31,		
	2006	2005	2004
North America	$77,852	$69,748	$57,868
Europe – Middle East – Africa	14,790	11,405	9,906
Asia – Pacific	5,234	4,061	3,760
	$97,876	$85,214	$71,534

The North America revenue includes sales to North American resellers. These North American resellers fulfill customer orders based upon joint selling efforts in conjunction with the Company's direct sales force and may subsequently ship the Company products to international locations. The Company reports these shipments as North America revenue since the Company ships the products to a North American location. Revenue attributable to locations outside of North America is a result of export sales. Substantially all of the Company's identifiable assets are located in the United States of America.

18. Results of Operations – Unaudited

The following table sets forth certain unaudited quarterly results of operations of NetScout for the fiscal years ended 2005 and 2006. In the opinion of management, this information has been prepared on the same basis as the audited consolidated financial statements and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the quarterly information when read in conjunction with the audited consolidated financial statements and notes thereto included elsewhere in this Annual Report on Form 10-K. The quarterly operating results are not necessarily indicative of future results of operations.

	Three Months Ended							
	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004	June 30, 2004
Revenue	$25,814	$24,911	$23,650	$23,501	$22,628	$22,000	$20,489	$20,097
Gross profit	$19,536	$18,982	$18,173	$17,618	$16,843	$16,846	$15,511	$15,379
Net income	$ 1,804	$ 1,887	$ 1,454	$ 652	$ 610	$ 906	$ 1,057	$ 297
Basic and diluted net income per share	$ 0.06	$ 0.06	$ 0.05	$ 0.02	$ 0.02	$ 0.03	$ 0.03	$ 0.01

NetScout Systems, Inc.

Schedule II—Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Additions (Deductions) Resulting in Charges (Benefits) to Operations	Deductions Due to Write-Offs	Balance at End of Year
Year ended March 31, 2004				
Allowance for doubtful accounts	$146,000	(80,000)	(26,000)	$40,000
Year ended March 31, 2005				
Allowance for doubtful accounts	$ 40,000	17,000	(23,000)	$34,000
Year ended March 31, 2006				
Allowance for doubtful accounts	$ 34,000	21,000	(11,000)	$44,000

Corporate Information

Board of Directors

Narendra V. Popat
Chairman of the Board
NetScout Systems, Inc.

Anil K. Singhal
President and Chief Executive Officer
NetScout Systems, Inc.

Victor A. DeMarines
President and Chief Executive Officer (Retired)
MITRE Corporation

John R. Egan
Managing Partner
Egan-Managed Capital, L.P.

Joseph G. Hadzima, Jr.
Managing Director
Main Street Partners, LLC

Stuart M. McGuigan
Senior Vice President and
Chief Information Officer
Liberty Mutual Insurance Group

Vincent J. Mullarkey
Chief Financial Officer and
Senior Vice President, Finance (Retired)
Digital Equipment Corporation

Kenneth T. Schiciano
Managing Director
TA Associates, Inc.

Executive Officers

Anil K. Singhal
Founder, President
and Chief Executive Officer

Narendra V. Popat
Founder and Chairman of the Board

David P. Sommers
Senior Vice President, General Operations
and Chief Financial Officer

Michael Szabados
Senior Vice President, Product Operations

John W. Downing
Vice President, Worldwide Sales Operations

Jeffrey R. Wakeley
Vice President, Finance and Administration
and Chief Accounting Officer

Corporate Headquarters

310 Littleton Road
Westford, MA 01886 USA
Telephone (978) 614-4000
Fax (978) 614-4004
Web: www.netscout.com

Form 10-K

Shareholders may obtain copies of the exhibits to the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission at the SEC's Web site www.sec.gov or by contacting NetScout Investor Relations or by visiting our Web site:

Investor Relations
NetScout Systems, Inc.
310 Littleton Road
Westford, MA 01886 USA
Telephone (978) 614-4000
www.netscout.com/investors

Annual Meeting

The Annual Meeting of Stockholders of the Company will be held on Wednesday, September 13, 2006

Common Stock

Common stock of NetScout Systems, Inc. is traded on the Nasdaq Stock Market under the symbol "NTCT."

Legal Counsel

Sullivan & Worcester, LLP
Boston, MA

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Boston, MA

Transfer Agent

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606
Shareholder Inquiries:
Telephone (800) 288-9541
www.melloninvestor.com



Corporate Headquarters
NetScout Systems, Inc
310 Littleton Road
Westford, MA USA
Ph: 978.614.4000
Fax: 978.614.4004
www.netscout.com


SEC MAIL PROCESSING SECTION
RECEIVED
JUL 3 1 2006
WASH. D.C.
199